Exhibit 99.1

ALGONQUIN POWER CO.

as Borrower

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ALGONQUIN POWER & UTILITIES CORP.

as covenantor

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THE FINANCIAL INSTITUTIONS LISTED

ON THE SIGNATURE PAGES

as Lenders

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NATIONAL BANK OF CANADA

as Administrative Agent

Financing Arranged by

NATIONAL BANK FINANCIAL

as Sole Lead Arranger and Sole Bookrunner

FOURTH AMENDED AND RESTATED CREDIT AGREEMENT

Dated as of February 14, 2011

FOURTH AMENDED AND RESTATED CREDIT AGREEMENT

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION

1.01			Defined Terms	1
1.02			Schedules	29
1.03			Business Days	29
1.04			Terms Generally	29
1.05			Headings	30
1.06			Currency References and Calculations	30
1.07			GAAP	30
1.08			Conflicts and Inconsistencies	30
1.09			Entire Agreement	30
1.10			Amended and Restated Agreement	31

ARTICLE 2 CREDIT FACILITIES

2.01			Revolving Credit	31
2.02			Revolving Credit Limit	31
2.03			Overdrafts	31
2.04			Mandatory Prepayments and Credit Reductions	33
2.05			Conversions and Continuations of Advances	35
2.06			Standby Fee	36
2.07			Rateable Advances and Payments	36
2.08			Payments under this Agreement	37
2.09			Application of Payments	38
2.10			Netting	38
2.11			Computation of Interest and Fees	38
2.12			Agency Fees	39

ARTICLE 3 CDN. AND US DOLLAR LOANS

3.01			Cdn. and US Dollar Loans	39
3.02			Conversion and Continuation Rights	40
3.03			Voluntary Prepayments	40
3.04			Suspension of LIBOR and US Base Rate Borrowings	41
3.05			Interest on Loans	42
	(a	)	Cdn. Prime Rate Loans	42
	(b	)	US Base Rate Loans	42
	(c	)	LIBOR Loans	42

ARTICLE 4 BANKERS’ ACCEPTANCES

4.01			Creation and Purchase of Bankers’ Acceptances	43
4.02			Stamping Fee	44
4.03			Conversion and Continuation Rights	44
4.04			Bankers’ Acceptances Unavailable	45

ARTICLE 5 LETTERS OF CREDIT

5.01			Letters of Credit	45
5.02			Fees	46
5.03			Participation	46
5.04			Reimbursement Obligations	47
5.05			Dealing with Letters of Credit	48
5.06			Responsibility of Issuing Lender to Other Lenders	49
5.07			Participation in Sanger LC Payment Obligations	50
5.08			Conflict with LC Documents	51
5.09			Survival	51

ARTICLE 6 CONDITIONS PRECEDENT

6.01			Conditions Precedent to Initial Borrowing after the Restatement Date	51
6.02			Conditions Precedent to Subsequent Advances	54
6.03			Conditions Precedent to Certain New Advances under the Revolving Credit	54
6.04			Waivers	55

ARTICLE 7 SECURITY

7.01			Extent and Priority of Security	55
7.02			Guarantees and Security Documents from New APCO Entities	55
7.03			Registrations, Filings and Delivery of Certificated Capital Stock	56
7.04			Consents Relating to Granting and Realizing on Security	56
7.05			St. Leon Facility	57
7.06			Postponement and Subordination Agreements	57
7.07			Priority of Liens in favour of the Administrative Agent	57

ARTICLE 8 REPRESENTATIONS AND WARRANTIES

8.01			Representations and Warranties	59
	(a	)	Status, Power and Qualification	59
	(b	)	Valid Authorization	60
	(c	)	Management and Supervision of the Obligors	60
	(d	)	No Contravention or Consents	60
	(e	)	Enforceability	60
	(f	)	Business of APUC and other Non-APCO Entities	60
	(g	)	Business of APCO Entities	61
	(h	)	Organizational Chart and Information Relating to Obligors	61
	(i	)	Title to Assets	62
	(j	)	Rights to Purchase and Restrictions on Transfers of Capital Stock	62
	(k	)	Material Agreements	62
	(l	)	Intellectual Property	62
	(m	)	Non-Default	62
	(n	)	Financial Condition	63
	(o	)	Absence of Litigation	63
	(p	)	Taxes and Other Statutory Claims	63
	(q	)	Compliance with Applicable Laws	63

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	(r	)	Environmental Policy	63
	(s	)	Change to Applicable Laws	64
	(t	)	Information in Public Filings	64
	(u	)	Full Disclosure	64
	(v	)	APCO Units	64
8.02			Knowledge of the Borrower	64
8.03			Survival of Representations and Warranties	64

ARTICLE 9 COVENANTS

9.01			Affirmative Covenants	65
	(a	)	Punctual Payment	65
	(b	)	Conduct of Business	65
	(c	)	Material Authorizations	65
	(d	)	Compliance with Applicable Laws and Material Obligations	65
	(e	)	Maintenance of Facilities	65
	(f	)	Payment of Taxes and Other Statutory Claims	66
	(g	)	Notice of Litigation and Other Matters	66
	(h	)	Books and Records and Rights of Examination	66
	(i	)	Financial and Other Information	67
	(j	)	Net Cash and Bank Accounts	68
	(k	)	Insurance	69
	(l	)	Information and Rights of Inspection	69
9.02			Negative Covenants	70
	(a	)	Indebtedness	70
	(b	)	Liens	70
	(c	)	Capital Expenditures	71
	(d	)	Investments by APCO Entities	71
	(e	)	Distributions	71
	(f	)	No Mergers or Other Reorganizations	71
	(g	)	Sale or Other Disposition	72
	(h	)	Material Agreements	72
	(i	)	Financial Year	72
	(j	)	Business of APUC and other Non-APCO Entities	72
	(k	)	Business of APCO Entities	72
	(l	)	Matters Affecting Perfection and Security	73
	(m	)	New APCO Entities	73
	(n	)	No Hostile Acquisitions	74
	(o	)	No Speculative Hedging and Form of Hedging Agreements	74
	(p	)	Non-Arm’s Length Transactions	74
9.03			Financial Covenants	74
9.04			Lenders Entitled to Perform Covenants	75

ARTICLE 10 EVENTS OF DEFAULT

10.01			Events of Default	76
	(a	)	Payment Default	76
	(b	)	Other Material Covenant Defaults	76

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	(c	)	Other Document Defaults	76
	(d	)	Misrepresentation	77
	(e	)	Hedging Agreement Defaults	77
	(f	)	Change in Enforceability and Priority	77
	(g	)	Default under Other Indebtedness	77
	(h	)	Winding-up, Liquidation or Dissolution	78
	(i	)	Reorganization	78
	(j	)	Ceasing to Carry on Business	78
	(k	)	Voluntary Insolvency Actions	78
	(l	)	Insolvency Proceedings	78
	(m	)	Appointment of Receiver	79
	(n	)	Encumbrances	79
	(o	)	Unpaid Judgments	79
	(p	)	Ownership of APCO	79
	(q	)	Failure to Remain a Reporting Issuer in Good Standing	79
	(r	)	Material Adverse Change	80
10.02			Rights and Remedies	80
	(a	)	Termination of Commitments	80
	(b	)	Acceleration	80
	(c	)	Cash Collateral	80
	(d	)	Enforcement of Rights	81
10.03			Remedies Not Exclusive	81

ARTICLE 11 [INTENTIONALLY DELETED]

ARTICLE 12 THE AGENT AND THE LENDERS

12.01			Authorization and Action	81
12.02			No Liability	82
12.03			Accommodations by Administrative Agent	83
12.04			Security and Payments	83
12.05			Credit Decisions	85
12.06			Indemnification	85
12.07			No Implied Liability to Other Lenders	85
12.08			Successor Administrative Agents	86
12.09			Secured Hedging Agreements	86
12.10			Continuing Secured Hedging Agreements	86

ARTICLE 13 MISCELLANEOUS

13.01			Amendment	87
13.02			Waiver	88
13.03			Evidence of Indebtedness and Borrowing Notices	88
13.04			Notices	88
13.05			Confidentiality	89
13.06			Costs, Expenses and Indemnity	90
13.07			Environmental Indemnity	91
13.08			Taxes and Other Taxes	91

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13.09	Survival of Indemnities	92
13.10	Successors and Assigns	92
13.11	Right of Set-off	96
13.12	Judgment Currency	96
13.13	Interest on Overdue Amounts Generally	96
13.14	Survival	97
13.15	Governing Law	97
13.16	Most Favored Lender Provision	97

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FOURTH AMENDED AND RESTATED CREDIT AGREEMENT

Agreement made as of February 14, 2011 between (i) National Bank of Canada, one of the chartered banks of Canada, as Administrative Agent; (ii) the financial institutions listed on the signature pages as Lenders; and (iii) Algonquin Power Co. (formerly named Algonquin Power Income Fund), a trust created and existing under the laws of the Province of Ontario, as Borrower.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.01	Defined Terms

In this Agreement:

“Advance” means a Loan, Bankers’ Acceptance or Letter of Credit, depending upon the context, made to, or accepted or issued for the account of, the Borrower by a Lender under the Revolving Credit;

“Affiliate” means with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified;

“Administrative Agent” and “Agent” means National Bank of Canada, as administrative agent for the Lenders under this Agreement and any successor appointed pursuant to Section 12.08;

“Agreement” means this agreement, including the schedules hereto, as it may from time to time be amended, supplemented or otherwise modified and “herein”, “hereof”, “hereunder” and like expressions refer to this Agreement and not to any particular provisions hereof;

“APCO” means Algonquin Power Co., a trust formed and existing under the laws of the Province of Ontario;

“APCO Trust Declaration” means the amended and restated declaration of trust dated as of May 26, 2004, amending and restating the declaration of trust creating APCO and providing for certain matters relating to its undertaking and governance dated as of September 8, 1997, as amended by Extraordinary Resolutions of the unitholders dated as of December 18, 1998, June 1, 2000, May 24, 2001, May 23, 2002, June 26, 2003, May 26, 2004, April 26, 2005, April 24, 2008, July 27, 2009 and June 8, 2010, as

such declaration may from time to time be further amended, supplemented or otherwise modified;

“APCO Entity” means APCO or any Person Controlled by APCO, other than an Inactive APCO Entity;

“APCO Unit Holder” means any Person that holds or owns any Units of APCO;

“Applicable Laws” means in respect of any Person, property, transaction or event, all applicable federal, provincial, state, local, municipal and regional laws, statutes, ordinances, rules, by-laws, policies, guidelines, treaties and all applicable regulations, guidelines, directives, standards, requirements, judgments, orders, decisions, rulings, permits, authorizations, injunctions, awards and decrees of any Governmental Authority and all applicable common laws and laws of equity;

“Applicable Margin” applying to a Loan or Bankers’ Acceptance and the “Applicable Rate” applying to the LC Issuance Fee payable in respect of a Letter of Credit or Standby Fees shall, subject to the following provisions of this definition, during a particular Fiscal Quarter (in this definition, the “Relevant Fiscal Quarter”) be determined by reference to the following table based on the Leverage Ratio (in this definition, the “Relevant Leverage Ratio”) as at the end of the 12 month period (in this definition, the “Relevant Calculation Period”) ending on the last day of the immediately preceding Fiscal Quarter:

Level	Leverage Ratio	Cdn. Prime Rate Loans, US Base Rate Loans	Bankers’ Acceptances, Financial Letters of Credit and LIBOR Loans	Performance Letters of Credit	Standby Fees
I	≤ 1.5	1.00% per annum	2.00% per annum	1.34% per annum	0.50% per annum
II	> 1.5 and ≤ 2.0	1.25% per annum	2.25% per annum	1.50% per annum	0.5625% per annum
III	> 2.0 and ≤ 3.0	1.50% per annum	2.50% per annum	1.67% per annum	0.625% per annum
IV	> 3.0 and ≤ 3.5	1.875% per annum	2.875% per annum	1.92% per annum	0.71875% per annum
V	> 3.5	2.25% per annum	3.25% per annum	2.17% per annum	0.8125% per annum

The Relevant Leverage Ratio shall be (i) the Leverage Ratio as calculated and determined in the Compliance Certificate (in this definition, the “Relevant Compliance

Certificate”) delivered by the Borrower to the Administrative Agent in respect of the Relevant Calculation Period in accordance with Section 9.03(2) with such calculated Leverage Ratio to be applied on the second day after delivery of the Relevant Compliance Certificate; or (ii) if and for so long as the Borrower fails to deliver the Relevant Compliance Certificate in accordance with Section 9.03(2), be deemed to be greater than 3.5 to 1.00. In the event that a new Applicable Margin or new Applicable Rate comes into effect prior to the expiration of the term of a BA or Letter of Credit, the Administrative Agent shall promptly determine and notify the relevant Lenders and the Borrower of any adjustment required as a result thereof . The parties agree that the Applicable Margins and Applicable Rates for the period commencing on the Restatement Date and ending on March 31, 2011 shall be rates set out on Level III of the preceding table;

“Applicable Securities Laws” means the Applicable Laws applying to APUC as a “Reporting Issuer” under the Securities Act (Ontario);

“Approved Fund” means any Fund that is administered or managed by (i) a Lender, (ii) an Affiliate of a Lender or (iii) a Person or an Affiliate of a Person that administers or manages a Lender;

“Approved Reinvestment” means (i) in the case of the Net Proceeds of a Capital Transaction of the type referred to in clause (iii) of the definition thereof, the use of such Net Proceeds to rebuild, repair or replace the property lost or damaged in accordance with the terms of Section 9.01(k), (ii) any Permitted Acquisition by an APCO Entity or (iii) any other Investment by an APCO Entity that is forecasted by APCO, acting reasonably, to increase the Consolidated Adjusted EBITDA of APCO during the 3 year period following the Investment;

“APUC” means Algonquin Power & Utilities Corp.;

“APUC Entity” means APUC and any Person Controlled by APUC;

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee and accepted by the Administrative Agent, in substantially the form of Schedule “I” or any other form approved by the Administrative Agent;

“Associate” means an “associate” as defined in the Securities Act (Ontario);

“Authorized Representative” of the Borrower or APUC means its Chief Executive Officer or Chief Financial Officer;

“Available Commitment” means the amount obtained by (i) subtracting the aggregate Outstanding Principal Amount of the Revolving Credit; from (ii) the Revolving Credit Limit;

“Bankers’ Acceptance”, “BA” or “Acceptance” means (i) with respect to any BA Lender, a non-interest bearing bill of exchange, in the form customarily used by the Lender, drawn on the Lender by the Borrower and accepted by the Lender under the Revolving Credit and includes a depository bill under the Depository Bills and Notes Act (Canada); and (ii) with respect to any Non-BA Lender, means a BA Equivalent Note;

“BA Discount Proceeds” means with respect to any Bankers’ Acceptance, an amount calculated on the applicable Borrowing Date which is (rounded to the nearest full cent) equal to the face amount of such Bankers’ Acceptance divided by the sum of one plus the product of (i) the BA Discount Rate multiplied by (ii) a fraction, the numerator of which is the term of such Bankers’ Acceptance and the denominator of which is 365;

“BA Discount Rate” means the average rate for bankers’ acceptances denominated in Cdn. Dollars, in an amount and having a maturity comparable to the Bankers’ Acceptances requested by the Borrower, which appears on the Reuters Screen CDOR page as of 10:00 a.m., Montreal time, on the Borrowing Date. In the event that the CDOR page is not available for determining the BA Discount Rate for any reason, the rate shall be determined by the Administrative Agent, acting reasonably;

“BA Equivalent Note” means a non-interest bearing promissory note issued under the Revolving Credit in favour of a Non-BA Lender in the form of Schedule “D” or in such other form as the Non-BA Lender may customarily use for bankers’ acceptance equivalent notes and includes a depository note under the Depository Bills and Notes Act (Canada);

“BA Lender” means any Lender which is a bank chartered under the Bank Act (Canada);

“Borrower” means Algonquin Power Co.;

“Borrowing” means the making, Conversion or Continuation of any Advances;

“Borrowing Date” means the date on which a Borrowing occurs;

“Borrowing Notice” means a duly completed notice in the form attached hereto as Schedule “B” executed and delivered by the Borrower in respect of a proposed Borrowing;

“Business Day” means a day (other than a Saturday or Sunday) which is not a legal holiday or a day on which banking institutions are authorized by Applicable Laws or local proclamation to close in Montreal or Toronto, Canada, and (i) in respect of Advances by way of LIBOR Loans and payments in respect thereof, a day that is also a day that is not a legal holiday or day on which banking institutions are authorized by Applicable Laws or local proclamation to close in New York, U.S.A. or London, England; and (ii) with respect to any transaction requiring a transfer of US Dollars, a day which is not a legal holiday or day on which banks are authorized by Applicable Laws or local proclamation to close in New York, United States of America;

“Canadian Dollars”, “Cdn. Dollars” and “Cdn. $” each means the lawful currency of Canada;

“Capital Lease Obligation” of any Person means the obligation to pay rent or other payment amounts under a lease of (or other arrangement conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease on the balance sheet of such Person in accordance with GAAP;

“Capital Stock” means (i) in the case of a corporation, capital stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (iii) in the case of a partnership, partnership interests (whether general or limited), (iv) in the case of a limited liability company, membership interests; (v) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person; and (vi) any agreement, option, warrant or other right to acquire any property described in the preceding clauses (i), (ii) (iii), (iv) or (v) or any securities convertible into or other rights to acquire any such property;

“Capital Transaction” means (i) any Transfer or series of related Transfers of any property of any APCO Entity to a third party that generates Net Proceeds in excess of $1,000,000, other than in the ordinary course of business; (ii) any expropriation or other taking of any property of any APCO Entity by any Governmental Authority; (iii) the destruction or damage of any property of any APCO Entity and the payment of insurance proceeds in respect thereof in an amount equal to or greater than $1,000,000 (but only to the extent that such proceeds do not relate to business interruption insurance); (iv) any financing or series of related financings of any property of any APCO Entity, other than (A) the refinancing of any existing Permitted Indebtedness provided that the amount of Indebtedness incurred in such refinancing is not increased; and (B) financings between APCO Entities or repayments of Indebtedness owing by one APCO Entity to another APCO Entity; (v) any prepayment or other payment made prior to a scheduled due date under any Cash Flow Agreement to any

APCO Entity; or (vi) any Distribution to any APCO Entity, in respect of capital (other than from another APCO Entity);

“Cash Collateral” has the meaning set out in Sections 2.04(1) and 2.04(5);

“Cash Collateralized Obligations” has the meaning set out in Sections 2.04(1) and 2.04(5);

“Cash Flow Agreement” means any agreement, instrument or document creating any rights to receive, or securing or determining the priority of payment of, any cash in favour of any Principal Obligor, including any agreement creating “accounts” as defined under the Personal Property Security Act (Ontario) or “payment intangibles” as defined in the Uniform Commercial Code of the State of New York, or any rights to funds on deposit in bank and other accounts;

“Cdn. Prime Rate” at any time means the greater of (a) the rate of interest per annum quoted or announced by the Administrative Agent, in the City of Montreal as the reference rate of interest for the determination of interest rates that the Administrative Agent charges to customers of varying degrees of creditworthiness for loans in Cdn. Dollars made by the Administrative Agent in Canada and commonly known as the “prime rate” of the Administrative Agent; and (b) the sum of (i) the average rate for bankers’ acceptances denominated in Cdn. Dollars having a maturity of 1 month which appears on the Reuters Screen CDOR Page as of 10:00 a.m. (Montreal time) on the date of determination, as reported by the Administrative Agent (and if such screen is not available, any successor or similar service as may be selected by the Administrative Agent); and (ii) 1.00% per annum;

“Cdn. Prime Rate Loan” means a Loan in Cdn. $, bearing interest at a rate of interest based on the Cdn. Prime Rate;

“Claim” means any claim of any nature whatsoever including any demand, cause of action, suit or proceeding;

“Collateral” means all present and after-acquired property of the APCO Entities, other than Excluded Property, and all present and future issued and outstanding Capital Stock of APCO, including all Units of APCO currently held by APUC;

“Collateral Covenant Agreement” means an agreement, in form and substance satisfactory to the Administrative Agent, acting reasonably, pursuant to which all APCO Entities (other than the Borrower) agree, among other things, to perform and observe covenants that the Borrower has agreed to cause them to perform and observe under this Agreement;

“Combined Priority Debt” means, without duplication and excluding (i) all Obligations under this Agreement, (ii) all Indebtedness under any Refinancing Debt Issues and (iii) all future income taxes, the aggregate amount of: (A) all debts, liabilities and obligations which in accordance with GAAP would be recorded as a liability on the balance sheet of any APCO Entity subsisting under the laws of, or owning real or tangible property located in, any of the United States of America; and (B) all debts, liabilities and obligations the payment or performance of which is secured by a Lien in favour of Person, other than the Administrative Agent;

“Commitment” of a Lender in respect of the Revolving Credit means the amount set out as such in the attached Schedule “A” as adjusted from time to time in accordance with this Agreement;

“Common Control Facility” means a Power Generation Facility over which the Borrower, as determined by the Majority Lenders, acting reasonably, exerts significant influence over its management and operation, through management agreements or otherwise, and at the date hereof means the facilities described as the “Campbellford Facility” and the “Rattlebrook Facility” in written correspondence of the Borrower to the Administrative Agent prior to the date hereof;

“Compliance Certificate” means a duly completed certificate, executed and delivered by an Authorized Representative of APUC and an Authorized Representative of the Borrower, in substantially the form of the certificate attached hereto as Schedule “E”;

“Consolidated Adjusted EBITDA” of APCO for any period means (i) the Consolidated EBITDA of APCO for the period, plus (ii) principal payments received by APCO during the period on a consolidated basis from Persons that are not APCO Entities;

“Consolidated Amortization Expense” of a Person for any period means the amortization expenses of the Person for the period, on a consolidated basis, as determined in accordance with GAAP;

“Consolidated Capital of APUC” means the aggregate, as at the date of determination, of (i) Consolidated Indebtedness of APUC; (ii) consolidated shareholders’ equity of APUC; and (iii) the aggregate outstanding principal amount of all Convertible Debentures of APUC;

“Consolidated Capital Expenditures” of a Person for a period means the consolidated capital expenditures of the Person for the period, as determined in accordance with GAAP, excluding expansionary capital expenditures funded from the proceeds of Permitted Indebtedness;

“Consolidated Depreciation Expense” of a Person for any period means the depreciation expenses of the Person for the period, on a consolidated basis, as determined in accordance with GAAP;

“Consolidated EBITDA” of a Person means, for any period, Consolidated Net Income of the Person plus, without duplication, (i) Consolidated Interest Expense of the Person, (ii) Consolidated Income Tax Expense of the Person, (iii) Consolidated Depreciation Expense of the Person, and (iv) Consolidated Amortization Expense of the Person and shall exclude, without duplication, (v) foreign exchange gains and losses of the Person for such period (vi) non-cash items of the Person for such period and (vii) other extraordinary, non-recurring or unusual items of the Person for such period, all as determined for the period in accordance with GAAP;

“Consolidated Entity” with respect of any Person (in this definition the “parent”) means any other Person, the accounts of whom are or should be consolidated in accordance with GAAP with those of the parent in the consolidated financial statements of the parent, prepared as of the relevant date;

“Consolidated Fixed Charges” of a Person for any period means, the aggregate of (i) all Consolidated Interest Expenses of the Person for such period; (ii) all regularly scheduled principal or capital lease payments of the Person for such period determined on a consolidated basis, and (iii) all payments of the Person in respect of preference shares or other like Capital Stock for such period;

“Consolidated Income Tax Expense” of a Person for any period, means the aggregate amount of any income tax expense of the Person for the period, as determined in accordance with GAAP;

“Consolidated Indebtedness” of a Person means Indebtedness of the Person, other than Convertible Debentures, determined on a consolidated basis in accordance with GAAP;

“Consolidated Interest Expense” of a Person means, for any period, without duplication, interest expense of the Person determined on a consolidated basis as the same would be set forth or reflected in a consolidated statement of earnings of the Person and, in any event shall include (i) all interest accrued or payable in respect of such period, including capitalized interest; (ii) all fees (including standby, letter of credit, Guarantee, commitment and bankers’ acceptance fees, but excluding any and all underwriting and arrangement fees paid or payable by the Person for the establishment of any credit facilities with the Person’s bankers from time to time) accrued or payable in respect of such period and which relate to any indebtedness or credit agreement, prorated (as required) over such period; (iii) any difference between the face amount and the discount proceeds of any bankers’ acceptances, commercial paper and other obligations issued at a discount, prorated (as required) over such period; and (iv) all net amounts charged or credited to interest expense under any Hedging Agreements in respect of such period;

“Consolidated Net Income” of a Person for any period, means the net income (or deficit) after taxes of the Person, as would appear on the consolidated statement of income of the Person for the period, prepared in accordance with GAAP;

“Continuation” means (i) the continuation of a Loan as a LIBOR Loan; or (ii) the rollover of any Bankers’ Acceptance into one or more new Acceptances;

“Control” by a Person of another Person (in this definition a “controlled entity”) means the beneficial ownership by the Person at the relevant time of Capital Stock in the controlled entity or other rights in circumstances where it can reasonably be expected that the Person is entitled to elect or appoint a majority of the directors, trustees, general partners or other comparable Persons of the controlled entity or to otherwise direct the affairs of the controlled entity and a Person shall be deemed to Control a controlled entity if the Person is required, in accordance with GAAP, to include more than 50% of the income of the controlled entity in its consolidated financial statements and the words “Controlled by”, “Controlling” and similar words have corresponding meanings. The Person who Controls a controlled entity shall be deemed to Control a Person Controlled by the controlled entity and so on;

“Conversion” means (i) the conversion of a Loan from one type to another or to any Bankers’ Acceptances; or (ii) the conversion of any Bankers’ Acceptances to a Loan;

“Conversion Date” means the date on which the Conversion of an Advance is made;

“Convertible Debentures” means any Indebtedness (i) the principal amount of which and the interest on which may be paid in full by the issuer, at its option, in Capital Stock of the issuer; (ii) if issued by an APCO Entity, the payment of which is unsecured and subordinated to the payment of the Obligations; and (iii) if issued by an APCO Entity, the principal portion of which is not due and payable or capable of becoming due and payable (whether by operation of an acceleration clause or otherwise), in whole or in part, prior to the Maturity Date;

“corporation” means a corporation, company, limited liability company or other body corporate;

“Debt Issue” means the issuance by the Borrower or any other APCO Entity of any notes, debentures, bonds or other like instruments evidencing Indebtedness of the issuer, to or for the benefit of Persons, other than Related Parties;

“Distributable Cash” for any Fiscal Quarter means, without duplication, the Adjusted EBITDA of the Borrower for the Fiscal Quarter minus (i) the consolidated capital maintenance expenditures of the Borrower during the Fiscal Quarter, minus (ii) the cash Taxes of the Borrower for the Fiscal Quarter; minus (iii) the consolidated principal payments made by the Borrower on Indebtedness during the Fiscal Quarter; minus (iv) the Consolidated Interest Expense of the Borrower for the Fiscal Quarter; and plus or minus (v) any change in the consolidated working capital of the Borrower from the previous Fiscal Quarter;

“Default” means the occurrence of any event that with notice, the lapse of time or both would constitute an Event of Default;

“Defaulting Lender” means any Lender that has wrongfully refused to make available its rateable portion of any Loan pursuant to Section 5.04(1) or 5.07(1) or to fund any Required Overdraft Repayment Loan pursuant to Section 2.03(3);

“Designated Cash Flow Agreements” means (i) each Cash Flow Agreement (or group of related Cash Flow Agreements) providing for aggregate annual payments from a non-APCO Entity to any APCO Entity of more than Cdn. $2,500,000; and (ii) such other Cash Flow Agreements as may be designated by the Lenders from time to time as “Designated Cash Flow Agreements” for purposes hereof;

“Directly Owned Facility” means any Power Generation Facility having one or more Direct Owners that are APCO Entities that in aggregate have a direct beneficial ownership interest in the Power Generation Facility of more than 50%;

“Direct Owner” as used in the context of any Power Generation Facility means a Person that has a direct beneficial ownership interest in the Power Generation Facility;

“Distribution” means (i) any payment, dividend or other distribution on or in respect of any Capital Stock in any APCO Entity; and (ii) any payment to purchase, redeem, retire or acquire any Capital Stock in any APCO Entity;

“Documents” means this Agreement, the LC Documents, the Secured Hedging Agreements, the Security Documents the Guarantees delivered by the APCO Entities in favour of the Administrative Agent, the limited recourse Guarantee delivered by any Limited Recourse Obligor in favour of the Administrative Agent and all other present and future agreements, instruments and documents executed and delivered by any APCO Entities or APCO Unit Holders in favour of the Administrative Agent or any Lenders in connection with the transactions contemplated thereby;

“Draft” means a depository bill within the meaning of the Depository Bills and Notes Act (Canada) or a bill of exchange within the meaning of the Bills of Exchange Act (Canada), in each case, drawn by the Borrower on a Lender and bearing such distinguishing letters and numbers as the Lender may determine, but which has not been completed as to the payee or accepted by the Lender;

“Eligible Assignee” means any Person, other than an individual, an APCO Entity, an APCO Unit Holder, any Affiliate of an APCO Entity, any APCO Unit Holder or, prior to an Event of Default that is continuing, any competitor of any APCO Entity or any Affiliate of any competitor of any APCO Entity;

“Environmental Laws” means all Applicable Laws pertaining to environmental or occupational health and safety matters, in effect as at the date hereof and as may be brought into effect or amended at any time hereafter, including, without limitation, those pertaining to reporting, licensing, permitting, investigation, remediation and clean-up in connection with any presence or Release of a Hazardous Substance or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transportation or handling of a Hazardous Substance;

“Equivalent Cdn. Dollar Amount” means, on any day, with respect to any amount in US Dollars, the amount of Cdn. Dollars that would be required to purchase the amount of US Dollars, using the rate quoted by the Bank of Canada as the daily noon rate for conversion of US Dollars into Cdn. Dollars on the Business Day immediately preceding the day in question;

“Equivalent US Dollar Amount” means, on any day, with respect to any amount in Cdn. Dollars, the amount of US Dollars that would be required to purchase the amount of Cdn. Dollars, using the rate quoted by the Bank of Canada as the daily noon rate for conversion of Cdn. Dollars into US Dollars on the Business Day immediately preceding the day in question;

“Event of Default” has the meaning ascribed thereto in Section 10.01;

“Excluded Property” of a Person means all present and after-acquired Special Property of the Person, other than Special Property subject to any Liens held by or for the benefit of any Related Parties of the Person. For greater certainty Excluded Property of a Person shall not include any property (i) from and after it ceases to qualify as Special Property of the Person; or (ii) derived directly or indirectly from any dealing with Excluded Property of the Person, unless the property so derived would qualify as Excluded Property of the Person;

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, income or franchise Taxes imposed on (or measured by) its taxable income or capital Taxes imposed on (or measured by) its taxable capital, in each case by Canada, or by the jurisdiction under the Laws of which such recipient is organized or in which its principal office is located.

“Existing Letters of Credit” means the Letters of Credit described in the attached Schedule “J”;

“Federal Funds Rate” means for any day, a fluctuating interest rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers as published for such day (or, if such day is not a Business Day, for the preceding Business Day) by the Federal Reserve Bank of New York or, for any day on which that rate is not published for that day by the Federal Reserve Bank of New York, the simple average of the quotations for that day for such transactions received by the Administrative Agent from 3 federal funds brokers of recognized standing selected by the Administrative Agent;

“Finance Parties” means the Administrative Agent and the Lenders;

“Financial Guarantee” means a Guarantee of Indebtedness;

“Financial Letter of Credit” means a Letter of Credit that is a “direct credit substitute” within the meaning of the Guideline A-1 – Capital Adequacy Requirement of the Office of the Superintendent of Financial Institutions Canada, as determined by the Issuing Lender (“direct credit substitutes” include standby letters of credit serving as financial guarantees);

“Fiscal Quarter” means the 3 month period ending on each of March 31, June 30, September 30 or December 31 during a Fiscal Year;

“Fiscal Year” means the fiscal year of the Borrower ending on December 31;

“Fixed Charge Ratio” has the meaning set out in Section 9.03(1)(a);

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business;

“Funding Notice” has the meaning set out in Section 2.03(2);

“Funding Shortfall” has the meaning set out in Section 2.03(3)

“GAAP” means generally accepted accounting principles for financial reporting in the United States of America, as determined by the Financial Accounting Standards Board or any successor institute;

“Glenford Facility” means the 4,950 KW hydro-electric facility on the Ste. Anne River near the Village of Ste-Christine d’Auvergne, Quebec;

“Glenford Senior Debt” means the financing in the original principal amount of $6,900,000 provided by Corpfinance International Limited to Société en Commandite Chute Ford, a Quebec limited partnership pursuant to a credit agreement made as of November 15, 1994 or any Indebtedness incurred in refinancing such Indebtedness provided that the amount thereof is not increased;

“Governmental Authority” means any government, parliament, legislature or commission or board of government, parliament or legislature, or any political subdivision thereof, or any quasi-governmental authority, or any court or, without limitation of the foregoing, any other law, regulation or rule-making entity, including, any central bank, fiscal or monetary authority or authority regulating financial institutions, having or purporting to have jurisdiction in the relevant circumstances, or any Person acting or purporting to act under the authority of any of the foregoing, including, any arbitrator, or any other authority charged with the administration or enforcement of Applicable Laws;

“Guarantee” by any Person means any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any debts, liabilities or obligations (in this definition, collectively “debt”) of any other Person (in this definition, the “primary obligor”) in any manner, whether directly or indirectly, and including, without limitation, any lien on the assets of such Person securing obligations of the primary obligor and any obligation of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such debt or to purchase (or to advance or supply funds for the purchase or payment of) any security for the payment of such debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such debt of the payment of such debt, or (iii) to maintain working capital, equity capital or other financial statement condition of liquidity of the primary obligor so as to enable the primary obligor to pay such debt (and “Guaranteed” and “Guaranteeing” shall have meanings correlative to the foregoing); provided, however, that a Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business. The amount of a Guarantee shall, subject to any limitations set out therein, be equal to the amount of the Guaranteed obligations and if the amount of the Guaranteed obligations is not determinable, an estimate of the Guaranteed obligations, as determined by APCO, acting reasonably;

“Hedging Agreements” means any agreement or arrangement designed to protect a Person against fluctuations in interest rates, currency exchange rates or commodity prices;

“Inactive APCO Entities” means Across America LFG LLC, Algonquin Power – Cambrian Pacific Genco LLC, Algonquin Power (Biogas) LLC, Algonquin Power Systems (LFG) LLC, Algonquin Water Resources of North Carolina, Inc., Meadowlands Gas Treaters LLC, MM Hackensack Energy LLC, MM Nashville Energy

LLC, Neo Hackensack, LLC, NEO Nashville LLC, Algonquin Power Acquisition Inc. and such other Persons as may be designated as such from time to time pursuant to a written agreement between the Majority Lenders and APCO;

“Income Tax Act” means the Income Tax Act (Canada);

“Indebtedness” of any Person means, at any time without duplication and whether or not contingent (i) any obligation of such Person for borrowed money, including the principal thereof, premium thereon (if any), interest thereon and all other fees, charges, costs and expenses on or related thereto; (ii) any obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including, any such obligations incurred in connection with the acquisition of property, assets or businesses; (iii) any reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person; (iv) any obligation of such Person issued or assumed as the deferred purchase price of property or services; (v) any Capital Lease Obligation of such Person; (vi) the amount for which any Capital Stock in such Person may be redeemed if the holders thereof are entitled at such time to require such redemption, or if such Person is otherwise obligated at such time to make such redemption, whether on notice or otherwise; (vii) any net payment obligation of the Person under any Hedging Agreement at the time of determination; and (viii) any obligation of the type referred to in clauses (i) through (vii) of this paragraph of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any contingent obligations in respect thereof at such date;

“Indemnified Taxes” means Taxes other than Excluded Taxes.

“Interbank Rate” as it relates to any obligation owing to or by the Administrative Agent, means an annual rate of interest fluctuating with and at all times equal to the interbank rate for overnight funds of the Administrative Agent in the currency of the obligation;

“Investment” means any loans, advances or Financial Guarantees or other extensions of credit or capital expenditures or contributions to (by means of Transfers of property, money or otherwise) or any purchase of any Capital Stock or Indebtedness of any Person or the acquisition of all or any material part of the property of any Person or of any business carried on by any Person;

“Issuing Lender” means National Bank of Canada, its successors and assigns;

“LC Documents” means the standard form application and other agreements customarily obtained by the Issuing Lender in connection with the issuance of a Letter of Credit;

“LC Fronting Fee” means, with respect to any Letter of Credit issued by the Issuing Lender, 0.25% of the Principal Amount of the Letter of Credit;

“LC Issuance Fee” has the meaning set out in Section 5.02;

“LC Obligations” means, at any time and as applied to any Letter of Credit, the sum of (i) the maximum amount which is, or at any time thereafter may become, available to be drawn under the Letter of Credit, assuming compliance with all requirements for drawings plus (ii) the aggregate amount of all drawings under the Letter of Credit honoured by the Issuing Lender but not reimbursed by the Borrower;

“Lenders” means the Persons from time to time parties to this Agreement as Lenders, including, National Bank of Canada in its respective capacities as a Lender, the Issuing Lender, the Overdraft Lender and the Sanger Lender together with its successors and assigns in such capacities;

“Letter of Credit” means an Existing Letter of Credit or a standby letter of credit or bank guarantee issued under the Revolving Credit after the date hereof by the Issuing Lender on the instructions of the Borrower, denominated in Cdn. Dollars or US Dollars, having a term of not more than 12 months, issued to a named beneficiary and otherwise in a form satisfactory to the Issuing Lender;

“Leverage Ratio” has the meaning set out in Section 9.03(1)(b);

“LIBOR” means for each LIBOR Period applying to a LIBOR Loan, the rate of interest per annum (based on a year of 360 days), rounded upwards, if necessary, to the nearest whole multiple of 1/16th of 1%, established by the Administrative Agent to be the rate at which deposits in US Dollars are offered to leading banks by the Administrative Agent in the London Interbank Market, for delivery on the first day of the relevant LIBOR Period, as determined in London, England at or about 11:00 a.m. (London time) 2 Business Days before the first day of the LIBOR Period for a period equal or comparable to the LIBOR Period in an amount equal or comparable to the amount of the LIBOR Loan;

“LIBOR Loan” means a Loan in US Dollars bearing interest at a rate of interest based on LIBOR;

“LIBOR Period” means, for each LIBOR Loan, a period which commences (i) in the case of the initial LIBOR Period, on the date the Loan is made or converted from another type of Advance, and (ii) in the case of any subsequent LIBOR Period, on the last day of the immediately preceding LIBOR Period, and which ends, in either case, on the day selected by the relevant Borrower in the applicable Borrowing Notice. The duration of each LIBOR Period shall be 1, 2, 3 or 6 months (or such shorter or longer period as may be approved by the Lenders), unless the last day of the LIBOR Period would otherwise occur on a day other than a Business Day, in which case the last day of the LIBOR Period shall be extended to occur on the next Business Day, or if such extension would cause the last day of the LIBOR Period to occur in the next calendar month, the last day of the LIBOR Period shall occur on the preceding Business Day;

“Liens” means all mortgages, charges, assignments, hypothecs, pledges, security interests, liens, restrictions and other encumbrances and adverse claims of every nature and kind and howsoever arising;

“Limited Recourse Obligors” means the APCO Unit Holders;

“Loan” means a loan in Cdn. $ or US $ made to the Borrower by a Lender under the Revolving Credit, including by way of Overdraft;

“Long Sault Facility” means the 18,000 KW hydro-electric facility approximately 19 kilometres from Cochrane, Ontario;

“Loss” means any loss whatsoever, whether direct or indirect, including expenses, costs, damages, judgments, penalties, awards, assessments, fines and any and all reasonable fees, disbursements and expenses of counsel, experts and consultants;

“LSR Senior Debt” means the financing in the original principal amount of approximately $45,000,000 provided jointly and severally to Algonquin Power (Long Sault) Partnership, an Ontario partnership, and N-R Power Partnership, an Ontario partnership by a syndicate of life insurance lenders, with The Mutual Life Assurance Company of Canada as one of the lenders and acting as agent for the other lenders or any Indebtedness incurred in refinancing such Indebtedness provided that the amount thereof is not increased;

“LW” means Liberty Water Co.;

“Mandatory Prepayment” has the meaning ascribed thereto in Section 2.04(4);

“Majority Lenders” at any particular time means one or more Lenders (other than Defaulting Lenders) whose aggregate Commitments are at least 66 2/3% of the aggregate of all Commitments;

“Material Adverse Change” means a material adverse effect on, or a material adverse change in, (i) the use, management, operations, condition, value or marketability of the Collateral, taken as a whole; (ii) the business, operations, management, property or condition (financial or otherwise) of the APCO Entities, taken as whole; (iii) the ability of the Borrower to pay any Obligations when due; or (iv) the ability of the Administrative Agent or any Lender to enforce its rights under the Documents or to realize on the Collateral in order to collect payment of the Obligations;

“Material Agreements” means (i) the APCO Trust Declaration; (ii) any agreements designated by the Majority Lenders, acting reasonably, from time to time as being a Material Agreement for purposes hereof; and (iii) any agreement which if terminated or cancelled would or could reasonably be expected to result in a Material Adverse Change;

“Material Authorization” means any approval, permit, licence or similar authorization (including, without limitation, any trademark, trade name or patent) from, and any filing or registration with, any Governmental Authority required to own any property or to carry on any business, where the failure to have such approval, permit, licence, authorization, filing or registration would or could reasonably be expected to result in a Material Adverse Change;

“Maturity Date” means February 14, 2014;

“Maximum Credit Limit” means Cdn. $142,000,000, as adjusted from time to time in accordance with this Agreement;

“Maximum Sanger LC Amount” at any particular time means US $19,460,383.67 minus the aggregate of all Sanger LC Payment Advances made prior thereto;

“Net Cash” as at the end of a calendar month means the cash received by the APCO Entities during such month, on a consolidated basis, less the costs and expenses (other than costs and expenses expressly prohibited by this Agreement) of the APCO Entities, on a consolidated basis, which were due and payable and paid during the month;

“Net Close Amount” means the net amount payable by the Borrower to the Lenders or by the Lenders to the Borrower upon the termination of all Secured Hedging Agreements;

“Net Proceeds” means the net proceeds of any Capital Transaction or Debt Issue;

“New Advance” means an Advance (including by way of Letter of Credit) representing a new advance of money or money’s worth as opposed to the Conversion or Continuation of an existing Advance;

“New APCO Entity” means a Person who becomes an APCO Entity upon the completion of a Permitted Acquisition and each New Purchaser completing all or any part of the Permitted Acquisition;

“New Purchaser” means an APCO Entity incorporated or formed for the sole purpose of completing all or any part of a Permitted Acquisition who prior to such completion has no property or obligations, other than (i) rights and obligations under or in respect of the transaction documents relating to the Permitted Acquisition and (ii) funds in a nominal amount paid to it in connection with its formation;

“Non-APCO Entities” means the APUC Entities that are not APCO Entities;

“Non-BA Lender” means a Lender which is not governed by the Bank Act (Canada) and which does not accept bankers’ acceptances;

“Obligors” means the Principal Obligors and the Limited Recourse Obligors;

“Obligations” means all present and future indebtedness, liabilities and obligations of any Obligor to any Finance Party under or in connection with this Agreement or any Secured Hedging Agreements, LC Documents, Security Documents or any other Documents;

“Operating Accounts” means such Cdn. Dollar and US Dollar Accounts as the Borrower and the Administrative Agent may from time to time designate as “Operating Accounts” for purposes of this Agreement;

“Organizational Chart” means an organizational chart and report in respect of the APCO Entities, in form and substance satisfactory to the Majority Lenders, acting reasonably;

“Original Credit Agreement” means the credit agreement made as of September 30, 1999 between National Bank of Canada, as administrative agent and lender, and Algonquin Power Income Fund (now named Algonquin Power Co.), as borrower, as amended prior to, and further amended and restated pursuant to, the First Amended and Restated Credit Agreement made as of April 26, 2002, as thereafter amended prior to, and further amended and restated pursuant to, the Second Amended and Restated Credit Agreement dated as of January 17, 2005, as thereafter amended prior to, and further amended and restated by the Third Amended and Restated Credit Agreement dated as of August 30, 2005, and as thereafter amended prior to the date hereof;

“Other Statutory Claims” means any indebtedness, liabilities or obligations, other than Taxes, the payment or performance of which is secured by any Lien created by statute;

“Outstanding Principal Amount” of (i) an Advance means (A) the outstanding principal amount of the Loan, in the case of a Loan; (B) the face amount of the Bankers’ Acceptance, in the case of a Bankers’ Acceptance; (C) the LC Obligations under a Letter of Credit, in the case of a Letter of Credit, and (ii) the Revolving Credit means the aggregate Outstanding Principal Amount of all Advances thereunder;

“Overdraft Accounts” has the meaning set out in Section 2.03(1);

“Overdraft Exposure” has the meaning set out in Section 2.03(2);

“Overdraft Lender” means National Bank of Canada;

“Overdraft Repayment Notice” has the meaning set out in Section 2.03(2);

“Overdrafts” has the meaning set out in Section 2.03(1);

“Payment Notice” means a duly completed notice in the form attached hereto as Schedule “C” executed and delivered by the Borrower in respect of any proposed payment to be applied in reduction of the Outstanding Principal Amount of any Advance;

“Performance Letter of Credit” means a Letter of Credit that is a “transaction-related contingency” within the meaning of the Guideline A-1 – Capital Adequacy Requirement of the Office of the Superintendent of Financial Institutions Canada, as determined by the Issuing Lender (“transaction-related contingencies” include performance bonds and standby and documentary letters of credit that support particular performance of non-financial or commercial contracts or undertakings rather than supporting general financial obligations);

“Permitted Acquisition” means an acquisition (or series of related acquisitions) (i) by any APCO Entities from any Persons, not at the time APCO Entities, of all or any part of the property comprising a Power Generation Facility or any Capital Stock in, or any Indebtedness of, any Persons who own, directly or indirectly (through the ownership of Capital Stock), all or any part of a Power Generation Facility; (ii) that is forecasted by APCO, acting reasonably, to increase the Consolidated Adjusted EBITDA of APCO during the following 3 year period and would not result in a default under Sections 9.02(j) or 9.02(k); (iii) which is consented to in writing by the Majority Lenders, in the case of an acquisition having a total cost of more than Cdn. $40,000,000; (iv) which, in the case of the acquisition of Capital Stock, is consented to by the board of directors or other comparable body of the issuer and, if required, of the owners of the Power Generation Facility being acquired; (v) which is completed at a time when no Default or Event of Default has occurred and is continuing; (vi) the completion of which would not result in any Default or Event of Default; (vii) which would not result, based on pro forma calculations for the 4 Fiscal Quarters immediately following the completion of the acquisition, in any breach of any covenants in Section 9.03(1); (viii) which does not result in any additional Consolidated Indebtedness of the Borrower, other than Permitted Acquisition Debt or Indebtedness under this Agreement; (ix) where the only

Liens in respect of the Capital Stock being acquired, if applicable, or in respect of any present or after-acquired property of any New APCO Entity are Permitted Encumbrances and (x) which would not result in the aggregate of the book value, on a consolidated basis, of the (A) Directly Owned Facilities; (B) the Common Control Facilities, and (C) debt instruments held by the APCO Entities and the cash on hand of the Borrower, in each case, to the extent that such debt instruments and cash on hand are subject to a first ranking perfected security interest that secures payment and performance of the Obligations, being less than 80% of Total Assets;;

“Permitted Acquisition Debt” means (i) any Indebtedness of any New APCO Entity resulting from a Permitted Acquisition which existed prior to, and not in contemplation of, the Permitted Acquisition (or any Indebtedness incurred in refinancing such Indebtedness provided that the amount thereof is not increased) provided that recourse for payment of the Indebtedness is limited to the property of the New APCO Entity; and (ii) any unsecured Financial Guarantees required of APCO to complete the Permitted Acquisition;

“Permitted Encumbrances” means

(i)	title defects or irregularities in respect of any real property which are of a minor nature and which, in the aggregate, do not materially detract from the value of, or the use or operation of, the real property or any Power Generation Facilities located thereon;

(ii)	the reservations, limitations, provisos and conditions, if any, expressed in any original grant from the Crown in respect of any real property or in any comparable grant in jurisdictions other than Canada, provided they do not, in the aggregate, materially detract from the value of, or materially interfere with the use or operation of the real property or any Power Generation Facilities located thereon;

(iii)	all rights reserved to or vested in any Governmental Authority by any statutory provision or by the terms of any lease, grant or permit to terminate any such lease, grant or permit which do not or could not reasonably be expected to materially detract from the value of any real property or materially impair the use or operation of any Power Generation Facilities;

(iv)

Liens given to a public utility or other Governmental Authority in the ordinary course of business that secure payment or performance of obligations not due or delinquent or the amount or validity of which are being diligently contested in good faith by appropriate proceedings (and provided further in the case of contested obligations, reserves in respect of the contested obligations are maintained in accordance with GAAP and no material property subject to the Liens may be forfeited or disposed or otherwise realized on during such contest);

(v)	servicing agreements, development agreements, site plan agreements and other agreements with Governmental Authorities pertaining to the use or development of any real property, provided such agreements are complied with and will not materially impair the use or operation of any Power Generation Facilities located thereon;

(vi)	easements, rights-of-way, servitudes, restrictions and similar rights in respect of any real property granted or reserved to other Persons, provided such rights do not in the aggregate materially detract from the value of, or materially interfere with the use or operation of, the real property or any Power Generation Facilities located thereon;

(vii)	applicable municipal and other governmental restrictions, including zoning, building and municipal by-laws, ordinances and regulations, affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions are complied with and will not materially impair the use or operation of any Power Generation Facilities located thereon;

(viii)	Liens incurred or pledges and deposits made in the ordinary course of business in connection with workmen’s compensation, unemployment insurance, old-age pensions and similar legislation that secure payment or performance of obligations not due or delinquent or the amount or validity of which are being diligently contested in good faith by appropriate proceedings (and provided further in the case of contested obligations, reserves in respect of the contested obligations are maintained in accordance with GAAP and no material property subject to the Liens may be forfeited or disposed or otherwise realized on during such contest);

(ix)	Liens arising from the deposit of cash as security for the performance of bids, tenders, leases, contracts (other than contracts relating to Indebtedness) and statutory obligations of a like nature, incurred in the ordinary course of business;

(x)

undetermined or inchoate liens and other liens arising in the ordinary course of business by operation of law (including carrier’s, warehousemen’s, mechanic’s, construction, materialmen’s and vendor’s liens) that secure payment or performance of obligations not due or delinquent or the amount or validity of which are being diligently contested in good faith by appropriate proceedings (and provided further in the case of contested obligations, reserves in respect of the contested obligations are maintained in accordance with GAAP and no material property subject to the Liens may be forfeited or disposed or otherwise realized on during such contest);

(xi)	other than a claim for mechanic’s or construction liens, the Lien of any judgment rendered or action, claim, lis pendens or certificate of pending litigation filed against title to any real property, that is being contested diligently and in good faith by appropriate proceedings, provided the Lien does not adversely affect the use of the real property or any Power Generation Facilities located thereon and there shall have been paid either into court or deposited with the Administrative Agent for the benefit of the Lenders, appropriate collateral, including a bond issued by a licenced bonding company, in either case in an amount and of a type, in form and substance satisfactory to the Majority Lenders, acting reasonably;

(xii)	statutory Liens securing payment of Taxes and Other Statutory Claims not due or delinquent or the amount or validity of which are being diligently contested in good faith by appropriate proceedings (and provided further in the case of contested obligations, reserves in respect of the contested obligations are maintained in accordance with GAAP and no material property subject to the Liens may be forfeited or disposed or otherwise realized on during such contest);

(xiii)	Liens securing Purchase Money Obligations that are Permitted Indebtedness, provided that the Liens extend only to the equipment acquired or subject to the Capital Lease, as the case may be;

(xiv)	all present and future Liens on the Long Sault Facility to the extent that they secure payment of the LSR Senior Debt;

(xv)	all present and future Liens on the Glenford Facility to the extent that they secure payment of the Glenford Senior Debt;

(xvi)	all present and future Liens on the St. Leon Facility to the extent that they secure payment of the St. Leon Senior Debt;

(xvii)	all present and future Liens on the Sanger Facility to the extent that they secure payment of the Sanger Senior Debt;

(xviii)	Liens on property acquired pursuant to a Permitted Acquisition, to the extent that they secure payment or performance of related Permitted Acquisition Debt;

(xix)	Liens (collectively, the “Refinancing Debt Security”) on Collateral to the extent that they secure payment and performance of Indebtedness of the Borrower under any Refinancing Debt Issues effected by way of private placement, provided the Refinancing Debt Security do not extend to any Collateral that is not subject to a Lien in favour of the Administrative Agent pursuant to one or more Security Documents, the priority of the Refinancing Debt Security would not result in a breach of Section 7.07 and such Refinancing Debt Security is subject to an intercreditor agreement in form and substance satisfactory to the Majority Lenders, acting reasonably; and

(xx)	Liens in favour of or consented to in writing by the Majority Lenders after the Restatement Date;

“Permitted Indebtedness” means the (i) Obligations; (ii) the LSR Senior Debt; (iii) the Glenford Senior Debt; (iv) the Sanger Senior Debt; (v) the St. Leon Senior Debt; (vi) Permitted Acquisition Debt; (vi) any Indebtedness of the Borrower under any Refinancing Debt Issues; (vii) Purchase Money Obligations of the APCO Entities in an aggregate outstanding principal amount not exceeding $5,000,000; (viii) any unsecured Financial Guarantee of APCO that is an Investment permitted hereby; (ix) any unsecured Indebtedness owing by an APCO Entity to another APCO Entity; (x) any unsecured Indebtedness owing by an APCO Entity to APUC, the payment of which is postponed to the payment of the Obligations on terms and conditions satisfactory to the Majority Lenders; and (xi) any other Indebtedness consented to in writing by the Lenders after the Restatement Date;

“Permitted Reorganization” means (1) any reorganization of any APCO Entities which is consented to in writing by the Majority Lenders or which satisfies the following conditions: (i) the Borrower has given the Lenders not less than 30 days’ prior written notice (the “Reorganization Notice”) of the proposed reorganization; (ii) the reorganization is (A) an amalgamation or merger of APCO Entities that are wholly owned, directly or indirectly, by the Borrower; or (B) a winding up of an APCO Entity into another APCO Entity that is wholly owned, directly or indirectly, by the Borrower; (iii) the Majority Lenders have determined that the rights of the Lenders under the Security Documents are not adversely affected by the reorganization (if the Majority Lenders have not notified APCO of their determination within or prior to the 20th day following their receipt of the Reorganization Notice, they shall be deemed to have determined that the rights of the Lenders under the Security Documents are not adversely affected by the reorganization); and (iv) no Default or Event of Default exists at the time of the reorganization or would exist after giving effect thereto; and (2) any reorganization of any APCO Unit Holder which satisfies the following conditions: (i) the Borrower has given the Lenders not less than 30 days’ prior written notice (also a “Reorganization Notice”) of the proposed reorganization; (ii) the reorganization does not affect the validity of the Security Documents or the enforceability and priority of the Liens granted pursuant thereto; and (iii) no Default or Event of Default exists at the time of the reorganization or would exist after giving effect thereto;

“Person” means an individual, partnership, body corporate, trust or other juridical entity;

“Personal Property Collateral” means Collateral that is personal property;

“Power Generation Facility” means a power generation facility located in Canada or the United States of America;

“Principal Amount” of an Advance means (i) the outstanding principal amount of the Loan, in the case of a Loan; (ii) the face amount (or principal amount in the case of a BA Equivalent Note) of the Bankers’ Acceptance, in the case of a Bankers’ Acceptance; and (iii) the face amount of a Letter of Credit, in the case of a Letter of Credit;

“Principal Obligors” means the APCO Entities;

“Purchase Money Obligations” of a Person means Indebtedness incurred or assumed by the Person in respect of the acquisition of equipment (including Indebtedness under Capital Leases but excluding Permitted Acquisition Debt) provided that the principal amount of the Indebtedness is not more than 100% of the acquisition cost of the equipment and includes any Indebtedness incurred in refinancing such Indebtedness, provided that the amount thereof is not increased;

“Quarterly Reporting Date” in respect of any Fiscal Quarter means the date that is the earlier of the date on which the Borrower delivers, or by which time the Borrower is required to deliver, its consolidated financial statements in respect of the fiscal period ending as at the end of the Fiscal Quarter to the Administrative Agent pursuant to Section 9.01(i)(i) or 9.01(i)(ii);

“Real Property Collateral” means Collateral that is real property;

“Refinancing Debt Issues” means Debt Issues of the Borrower, in an aggregate principal amount of not more than $120,000,000, completed by way of public offering or private placement on or prior to October 30, 2011, that are on terms and conditions satisfactory to the Majority Lenders, who shall act reasonably and without any requirement for a fee or other consideration (save and except for all reasonable fees, disbursements and expenses of counsel, experts and consultants);

“Related Parties” means (i) all Affiliates and Associates of any APUC Entities; and (ii) any directors, officers, employees, agents or advisors of any Person described in (i);

“Release” is to be broadly interpreted and shall include deposit, leak, emit, add, spray, inject, inoculate, abandon, spill, seep, pour, empty, throw, dump, place and exhaust, and when used as a noun has a similar meaning;

“Required Cash Collateral Payments” at any particular time means the aggregate, at such time, of (i) the aggregate Outstanding Principal Amount of all Bankers’ Acceptances; (ii) the aggregate Outstanding Principal Amount of all Letters of Credit; and (iii) an amount equal to the Maximum Sanger LC Amount;

“Required Overdraft Repayment Loan” has the meaning set out in Section 2.03(2);

“Responsible Representative” means an employee of the Borrower having responsibility for any Borrowings or other transactions contemplated by this Agreement and includes the Authorized Representatives of the Borrower, and the APUC’s Vice Chair, Director of Treasury Services & Treasurer, Director, Corporate Finance and Controller and in-house counsel of the Borrower;

“Restatement Date” means the date hereof;

“Revolving Credit” has the meaning set out in Section 2.01(1);

“Revolving Credit Limit” means the lesser of (i) the aggregate of the Commitments in respect of the Revolving Credit; and (ii) the Maximum Credit Limit;

“Revolving Period” means the period commencing the date hereof and ending on the Banking Day preceding the Maturity Date;

“Sanger Cash Collateral” has the meaning set out in Section 2.04(1);

“Sanger Facility” means the 56,000 KW natural gas-fired generating facility located in Sanger, California;

“Sanger LC” means the Letter of Credit as defined in the Sanger LC Reimbursement Agreement;

“Sanger LC Bank” has the meaning set out in the Sanger LC Reimbursement Agreement;

“Sanger Lender” means National Bank of Canada, as a party to the Sanger LC Reimbursement Agreement, and its successors and assigns;

“Sanger LC Payment Advance” means a Loan made pursuant to a Sanger LC Payment Advance Obligation;

“Sanger LC Payment Advance Obligation” means the obligation of the Sanger Lender to make a Loan to APCO and to pay the proceeds thereof directly to the Sanger LC Bank as authorized and directed pursuant to the Sanger LC Reimbursement Agreement;

“Sanger LC Reimbursement Agreement” means the reimbursement agreement for irrevocable direct pay letter of credit to be dated as of May 1, 2002 between Banque Nationale du Canada, National Bank of Canada, New York Branch, as Letter of Credit Bank (as defined therein and referred to herein as the Sanger LC Bank), Algonquin Power Income Fund (now named Algonquin Power Co.), as Guarantor (as defined therein) and Sanger Power, L.L.C., as Borrower (as defined therein);

“Sanger Senior Debt” means the Variable Rate Demand Resource Recovery Revenue Bond due September 1, 2020 in the original principal amount of US $19,200,000 provided by the California Pollution Control Finance Authority to Algonquin Power Sanger LLC, a California limited liability company or any Indebtedness incurred in refinancing such Indebtedness provided that the amount thereof is not increased

“Security Documents” means all agreements and documents executed and delivered by an APCO Entity or an APCO Unit Holder in favour of the Administrative Agent, that create or purport to create, or relate to the priority of, any Liens in favour of the Administrative Agent securing payment or performance of any Obligations, including all of the security agreements executed and delivered by the APCO Entities and the APCO Unit Holders in favour of the Administrative Agent pursuant to ARTICLE 6 or ARTICLE 7 ;

“Secured Hedging Agreement” means an existing or any future Hedging Agreement between the Borrower and a Lender that is designed to protect the Borrower or any other APCO Entity (other than a St. Leon Entity) against fluctuations in interest rates, currency exchange rates or commodity prices relating to its day-to-day operations, including the Hedging Agreements described in the attached Schedule “G”;

“SEDAR” means the System for Electronic Document Analysis and Retrieval developed for the Canadian Securities Administrators;

“Special Property” of a Person means (i) any right, title or interest of the Person in or to, and all benefits of the Person under, any agreement, right, franchise, licence, lease or permit which if made subject to the Liens granted or to be granted to the Administrative Agent pursuant to the Security Documents would result in the termination of, or entitle another Person (other than a Related Party) to terminate, such right, title, interest or benefit; (ii) any property in which the Person is prohibited from granting the Liens granted or to be granted to the Administrative Agent pursuant to the Security Documents by Applicable Laws (statutory only); or (iii) any property in which the Person is prohibited from granting the Liens granted or to be granted to the Administrative Agent pursuant to the Security Documents by the terms of any Permitted Acquisition Debt (other than Permitted Acquisition Debt held by or for the benefit of a Related Party);

“St. Leon Collateral” means the St. Leon Shares and the property comprising the St. Leon Facility and all other present and after-acquired property of the St. Leon Direct Owners;

“St. Leon Credit Agreement” means the financing in the original principal amount of $73,300,000 provided to St. Leon Wind Energy Trust, a trust created by a declaration of trust dated June 28, 2005 in accordance with the laws of the Province of Manitoba, by a syndicate of lenders, with the Bank of Montreal as one of the lenders and acting as agent for the other lenders pursuant to the St. Leon Wind Power Energy Credit Agreement dated August 12, 2005;

“St. Leon Direct Owner” means any Person holding or owning any property forming part of the St. Leon Facility;

“St. Leon Entities” means (i) the St. Leon Direct Owners; and (ii) the St. Leon Shareholders;

“St. Leon Facility” means the 99,000 KW wind energy facility located near St. Leon, Manitoba, 150 km southwest of Winnipeg;

“St. Leon Hedging Agreements” means the fixed for floating interest rate swap until September 30, 2015 which mirrors the St. Leon Credit Agreement’s interest and principal repayment schedule and fixes the effective interest expense of the St. Leon Credit Agreement at a rate of 4.47% on an annual basis;

“St. Leon Senior Debt” means all Indebtedness of the St. Leon Entities under and in connection with the St. Leon Credit Agreement, or any Indebtedness incurred in the refinancing of such Indebtedness (but not including any Refinancing Debt Issues) provided that the amount of such Indebtedness is not increased and the security granted in respect of any such refinancing is substantially similar to the existing security with respect thereto (and provided only by those APCO Entities that have provided the existing security in respect of the St. Leon Credit Agreement), together with the Indebtedness of the St. Leon Direct Owners under and in connection with the St. Leon Hedging Agreements;

“St. Leon Shareholder” means any Person that holds or owns any St. Leon Shares;

“St. Leon Shares” means the issued and outstanding Capital Stock of the St. Leon Direct Owners;

“Stamping Date” means the date on which a Bankers’ Acceptance is accepted by a Lender;

“Stamping Fee” has the meaning set out in Section 4.02;

“Standby Fee” has the meaning set out in Section 2.06;

“Supporting Certificate” means a certificate in the form attached hereto as Schedule “H” or in such other form as the Lenders may require;

“Taxes” means all taxes of any kind or nature whatsoever, including, without limitation, income taxes, realty taxes, goods and services taxes, withholding taxes, stamp taxes, sales and value-added taxes, royalties, duties and all fees, deductions, compulsory loans and withholdings imposed, levied, collected, withheld or assessed as of the date hereof or at any time in the future, by any Governmental Authority;

“Total Assets” means the total assets of APCO, on a consolidated basis, as determined in accordance with GAAP;

“Transfer” means any transfer, sale, exchange, assignment, gift, bequest, disposition or other arrangement by which possession, legal title, beneficial ownership or economic benefit or profits (whether direct or indirect by virtue of the ownership of shares, units, securities, notes, royalties or other interests) passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value and “Transferred” has a corresponding meaning;

“Units of APCO” means issued and outstanding trust units of APCO;

“Unutilized Portion” of the Revolving Credit means the difference between the Revolving Credit Limit and the Outstanding Principal Amount of the Revolving Credit;

“US Base Rate” means the greater of (i) the rate of interest per annum (based on a year of 365 days) established by the Administrative Agent from time to time, as the reference rate for the determination of interest rates that the Administrative Agent charges to customers of varying degrees of creditworthiness for US Dollar loans made by the Administrative Agent in Canada; and (ii) the Federal Funds Rate plus 1% per annum;

“US Base Rate Loan” means a Loan in US Dollars bearing interest at a rate of interest based on the US Base Rate; and

“US Dollars” means the lawful currency of the United States of America and “US $” has a corresponding meaning.

1.02	Schedules

The following are the schedules attached to and incorporated into this Agreement by reference and deemed to be a part hereof:

Schedule “A”	Commitments

Schedule “B”	Borrowing Notice

Schedule “C”	Payment Notice

Schedule “D”	BA Equivalent Note

Schedule “E”	Compliance Certificate

Schedule “F”	Current Organizational Chart

Schedule “G”	Existing Secured Hedging Agreements

Schedule “H”	Supporting Certificate

Schedule “I”	Assignment and Assumption Agreement

Schedule “J”	Existing Letters of Credit

Schedule “K”	Loan Market Data

1.03	Business Days

In the event that any day on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be or may be taken, as the case may be, on or by the next following Business Day.

1.04	Terms Generally

Words importing the singular shall include the plural and vice versa and words importing gender shall include all genders. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. Unless the context otherwise requires (i) any definition of or reference to any agreement, instrument or other document herein (including the Schedules attached hereto) shall be construed as referring to such agreement, instrument or document as from time to time amended, supplemented or otherwise modified (subject to any restrictions in this Agreement or any other Document), (ii) any reference to any Person shall be construed to include their successors and assigns, and (iii) any reference to any Act shall be construed to refer to such Act as it may be amended and in effect from time to time.

1.05	Headings

The division of this Agreement into Articles, Sections, Subsections and Paragraphs and the insertion of headings is for convenience only and shall not affect the interpretation of this Agreement.

1.06	Currency References and Calculations

All references to the Cdn. Dollar amount of Commitments or the Cdn. Dollar amount of any financial threshold shall be read and construed as a reference to such Cdn. Dollar amount or its Equivalent US Dollar Amount. The Outstanding Principal Amount under the Revolving Credit or of any Advances shall be expressed in Cdn. Dollars and when calculating the amount thereof, all Advances outstanding in US Dollars shall be converted, for purposes of calculation, into their Equivalent Cdn. Dollar Amounts.

1.07	GAAP

Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of any Document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with GAAP, applied on a consistent basis.

1.08	Conflicts and Inconsistencies

In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of any other Document, the provisions of this Agreement shall govern and prevail.

1.09	Entire Agreement

Except for the letter agreements between the Borrower and the Administrative Agent in respect of certain agency and arrangement fees, this Agreement and the other Documents constitute the entire agreement between the parties hereto in respect of the subject matter hereof and supersede all prior oral or written understandings or agreements of the parties in respect of the subject matter hereof.

1.10	Amended and Restated Agreement

This Agreement is an amendment and restatement of the Original Credit Agreement and the existing Loans and BAs under Original Credit Agreement and the Existing Letters of Credit are Loans, BAs and Letters of Credit outstanding under, and governed by the terms and conditions of, this Agreement.

ARTICLE 2

CREDIT FACILITIES

2.01	Revolving Credit

(1) Establishment

Subject to the terms and conditions of this Agreement, each Lender severally (and not jointly or jointly and severally) agrees to make Advances rateably to the Borrower in accordance with its Commitment pursuant to a revolving line of credit (the “Revolving Credit”) from time to time on any Business Day during the Revolving Period by way of Cdn. Prime Rate Loans, US Base Rate Loans, LIBOR Loans, Bankers’ Acceptances and Letters of Credit.

(2) Use of Proceeds

Advances shall only be used by the Borrower for general corporate purposes (which for greater certainty shall include financing capital expenditures and Permitted Acquisitions).

2.02	Revolving Credit Limit

(1) The Outstanding Principal Amount of the Revolving Credit shall not at any time exceed the Revolving Credit Limit and the aggregate Outstanding Principal Amount of Letters of Credit shall not at any time exceed $75,000,000.

(2) the Borrower may, from time to time, upon not less than 30 days prior written notice (a “Cancellation Notice”) to the Administrative Agent, permanently reduce the Revolving Credit Limit (and at the same time permanently reduce the Commitments of the Lenders in respect thereof, pro rata) by the amount of the Unutilized Portion of the Revolving Credit or any part thereof in excess of Cdn. $5,000,000.

2.03	Overdrafts

(1) The Borrower shall be entitled to incur overdrafts (“Overdrafts”) to a Cdn. Dollar account and a US Dollar account (collectively, the “Overdraft Accounts”) of the Borrower with, and designated for such purpose by, the Overdraft Lender in an aggregate Outstanding Principal Amount which when added to the aggregate Outstanding Principal Amount of all other outstanding Advances made by the Overdraft Lender to the Borrower shall not exceed the Commitment of the Overdraft Lender. Overdrafts shall only be used for general corporate purposes of the Borrower. Overdrafts in Cdn. Dollars shall be deemed to be Cdn. Prime Rate Loans, and Overdrafts in US Dollars shall be deemed to be US Base Rate Loans, made by the Overdraft Lender to the Borrower under the Revolving Credit. Notwithstanding any other provisions hereof no notice of any kind is required of the Borrower to obtain or repay any Cdn. Prime Rate Loan or US Base Rate Loan in the form of an Overdraft and no such Loan may be converted to any other type of Advance. Except as otherwise expressly provided in this section, Overdrafts shall be made solely by the Overdraft Lender without assignment to, or participation by, any of the other Lenders. Interest on Overdrafts and any fees relating to the administration and operation of the Overdraft Accounts shall be for the sole benefit of, and debited to the Overdraft Accounts by, the Overdraft Lender. Subject to the other terms and conditions hereof, Overdrafts shall be paid as and when deposits are made to the Overdraft Accounts.

(2) In the event that a New Advance (other than by way of an Overdraft) would result in the Outstanding Principal Amount of all Advances (including Overdrafts) owing to the Overdraft Lender under the Revolving Credit exceeding the Commitment of the Overdraft Lender, the Borrower shall, on or prior to the Borrowing Date of the New Advance, reduce the Overdrafts by the amount required to reduce the Outstanding Principal Amount of all Advances (including the Overdraft Lender’s rateable portion of the New Advance) owing to the Overdraft Lender to the amount of its Commitment. In the event that the Outstanding Principal Amount of the Overdrafts (the “Overdraft Exposure”) exceeds $5,000,000 at the beginning of the second Business Day (or such other day as may be agreed by the Overdraft Lender and the Borrower) of any calendar week, the Overdraft Lender may, and shall at any time that a Default or Event of Default has occurred and is continuing, give written notice (an “Overdraft Repayment Notice”) of the amount of the Overdraft Exposure to the Administrative Agent and require the Overdrafts to be paid in full. Upon receipt of an Overdraft Repayment Notice the Administrative Agent shall promptly give written notice (a “Funding Notice”) to all of the Lenders (including the Overdraft Lender) that the Borrower is required to pay the Overdrafts in full from Loans made rateably by all of the Lenders under the Revolving Credit and setting out the amount of the Cdn. Prime Rate Loan and US Base Rate Loan (each, a “Required Overdraft Repayment Loan”) that each Lender is required to make to the Borrower rateably in accordance with its Commitment under the Revolving Credit in order for the Overdrafts to be paid in full. Upon receipt of a Funding Notice each Lender shall pay its Required Overdraft Repayment Loans to the Administrative Agent, and the Borrower shall be deemed to have been advanced such Required Overdraft Repayment Loans by the Lender under the Revolving Credit. The Administrative Agent shall immediately deposit, upon receipt, such Required Overdraft Loans to the Overdraft Accounts in payment of the Overdrafts and the Borrower shall be deemed to have irrevocably directed and authorized the Administrative Agent to make such deposits.

(3) In the event that a Lender does not transfer the funds representing its Required Overdraft Repayment Loans to the Administrative Agent for the benefit of the Overdraft Lender when required, such Defaulting Lender shall pay the Administrative Agent on demand, the amount (the “Funding Shortfall”) that the Defaulting Lender has failed to transfer to the Administrative Agent. Until such time as the Funding Shortfall has been paid to the Administrative Agent for the benefit of the Overdraft Lender, the Overdraft Lender shall be entitled to all interest payable by the Borrower to the Defaulting Lender in respect of the Required Overdraft Repayment Loan represented by the Funding Shortfall and for purposes of Section 12.04 only, the Commitment of the Defaulting Lender shall be treated as a Commitment of the Overdraft Lender (with the result that the Defaulting Lender shall not be entitled to receive any payments on account of the Obligations and all payments that would have otherwise been received by the Defaulting Lender shall be payable to the Overdraft Lender on account of the Funding Shortfall until paid in full). If any amount transferred by a Lender to the Administrative Agent or paid to the Overdraft Lender under this section and deemed to be advanced to the Borrower must be repaid by the Administrative Agent, the Overdraft Lender or other Lender to the Borrower, the Overdrafts shall not be reduced by the amount that is required to be repaid and the relevant Lenders shall purchase participations in the Overdrafts (without recourse to the Overdraft Lender) for an amount which will, or otherwise effect transactions to, achieve the financial results contemplated by this section.

(4) For greater certainty, the Lenders shall be obligated to transfer the funds representing the Required Overdraft Repayment Loans to the Administrative Agent for the benefit of the Overdraft Lender in payment of the Overdrafts in full irrespective of whether (i) any Default or Event of Default has occurred and is continuing; (ii) any conditions precedent under ARTICLE 6 have been satisfied; (iii) the Borrower has requested the Required Overdraft Repayment Loans; (iv) the Revolving Credit has been terminated; (v) the Revolving Period has expired; or (vi) the occurrence of any other event or circumstance.

2.04	Mandatory Prepayments and Credit Reductions

(1) Subject to the rights of the Administrative Agent and the Majority Lenders to accelerate payment pursuant to Section 10.02, the Borrower shall pay, and there shall become due and payable by the Borrower to the Administrative Agent for the benefit of the Lenders, on the Maturity Date (i) the Outstanding Principal Amount of all Loans made to the Borrower, plus any accrued and unpaid interest thereon and any amounts payable pursuant to Section 13.06(3) in respect thereof; (ii) the Outstanding Principal Amount of all BAs issued by or on behalf of the Borrower; (iii) the Outstanding Principal Amount of all Letters of Credit issued for the account of the Borrower; (iv) all other outstanding Obligations that are due and payable by the Borrower; and (v) an amount (the “Sanger Cash Collateral”) equal to the Maximum Sanger LC Amount. Any amount paid by the Borrower pursuant to this section shall be allocated in respect of the Obligations (the “Cash Collateralized Obligations”) relating to BAs, undrawn amounts under Letters of Credit and the Sanger Cash Collateral after the payment of all other Obligations (other than Obligations under Secured Hedging Agreements that are not then due and payable) has been made in full. All amounts (the “Cash Collateral”) paid in respect of the Cash Collateralized Obligations shall be held as security by the Administrative Agent for the Obligations pursuant to the one or more Security Documents constituting a perfected Lien therein in favour of the Administrative Agent and shall be applied in payment of the Cash Collateralized Obligations and any other Obligations of the Borrower as and when due. The Borrower shall execute and deliver all such agreements and documents and do all such further things as may be reasonably required to give effect to the foregoing security arrangements. In the event that there is any Cash Collateral remaining after all of the Obligations (other than Obligations under Secured Hedging Agreements that are not then due and payable) have been paid in full, it shall, except as may otherwise be required by Applicable Law, be paid over to the Borrower.

(2) The Borrower shall cause the first $70,000,000 of the Net Proceeds from any Refinancing Debt Issues (and the Borrower shall give the Administrative Agent reasonable prior written notice of each such Refinancing Debt Issue) to be used upon the completion of each such Refinancing Debt Issue to pay all outstanding St. Leon Senior Debt (whether due or not). Upon the St. Leon Debt being repaid in full by the Net Proceeds from any Refinancing Debt Issues, the Borrower shall cause the St. Leon Credit Agreement and all commitments of the lenders thereunder to be immediately terminated and shall thereafter use any remaining or new Net Proceeds from any Refinancing Debt Issue to prepay outstanding Obligations to the extent required to reduce the Outstanding Principal Amount of the Revolving Credit to the amount equal to the Maximum Credit Limit minus $22,000,000 (the occurrence of all of the foregoing being, the “Completion of the St. Leon Refinancing”). Upon the Completion of the St. Leon Refinancing the Maximum Credit Limit shall be reduced by $22,000,000 (and the Commitments of the Lenders shall be permanently reduced, pro rata, by the same amount).

(3) The Borrower shall cause the Net Proceeds from a Capital Transaction to be used for Approved Reinvestments or to prepay outstanding Advances within the 12 month period (the “Reinvestment Period”) following the completion of the Capital Transaction. Any non-cash consideration received as part of a Capital Transaction will be treated as being an Investment made with the Net Proceeds thereof if it is not applied to prepay Advances or used for an Approved Reinvestment within the Reinvestment Period. In the event that the Net Proceeds from a Capital Transaction are equal to or greater than $35,000,000, the Maximum Credit Limit shall be reduced, and the Commitments of the Lenders shall be permanently reduced pro rata, automatically on the completion of the Capital Transaction by the amount of the Net Proceeds.

(4) In the event that the aggregate Outstanding Principal Amount under the Revolving Credit shall on any day exceed the Revolving Credit Limit as a result of any reduction made to the Maximum Credit Limit or any change in the exchange rate used to calculate the Outstanding Principal Amount of Advances outstanding in US Dollars, the Borrower shall, on the 3rd Business Day following its receipt of written notice thereof from the Administrative Agent, prepay (a “Mandatory Prepayment”) outstanding Advances to the extent required to reduce the Outstanding Principal Amount of the Revolving Credit to the Revolving Credit Limit.

(5) In the event that any Mandatory Prepayment would require any LIBOR Loan to be repaid prior to the end of the applicable LIBOR Period, any Banker’s Acceptance being repaid prior to the end of its term or any Letter of Credit being repaid (by returning it to the Issuing Lender for cancellation) prior to its expiry date, the Borrower may, in lieu of prepaying or causing the prepayment of such outstanding Advances (also “Cash Collateralized Obligations”), deposit cash (also “Cash Collateral”) with the Administrative Agent in an amount equal to the amount by which such outstanding Advances would need to be prepaid in order to reduce the Outstanding Principal Amount of the Revolving Credit to the Revolving Credit Limit, as security for the Obligations pursuant to one or more Security Documents constituting perfected Liens therein in favour of the Administrative Agent, having the priority set out in Section 7.07, provided the Security Documents and such opinions and other acts and things as may be required by the Administrative Agent in connection therewith are, in all respects, reasonably satisfactory, and are completed and delivered, to the Administrative Agent at the time that the prepayment would have otherwise been due. Such Cash Collateral shall be applied by the Administrative Agent in payment of such Cash Collateralized Obligations as and when due. The Borrower shall execute and deliver all such further agreements and documents and do all such further things as may be reasonably required to give effect to the foregoing security arrangements. In the event the Administrative Agent holds any such Cash Collateral for any Letter of Credit and such Letter of Credit is repaid (by return to the Issuing Lender for cancellation) at a time when the Outstanding Principal Amount of the Revolving Credit does not exceed the Revolving Credit Limit, any such Cash Collateral shall promptly be paid to the Borrower.

2.05	Conversions and Continuations of Advances

Subject to the terms and conditions of this Agreement, the Borrower may convert a Loan from one type to another or into Bankers’ Acceptances, continue LIBOR Loans for additional LIBOR Periods and roll over Bankers’ Acceptances into new Acceptances or convert Acceptances into Loans. No Conversion or Continuation shall constitute a repayment or prepayment of any Advance.

2.06	Standby Fee

During the Revolving Period the Borrower shall pay the Administrative Agent, for the rateable benefit of the Lenders, a standby fee (the “Standby Fee”) at the Applicable Rate on the daily Available Commitment under the Revolving Credit, payable in Cdn. Dollars quarterly in arrears on the 1st Business Day of January, April, July and October of each year for the period up to and including the last day of the preceding calendar quarter and on the date that the aggregate Outstanding Principal Amount of the Revolving Credit becomes due and payable.

2.07	Rateable Advances and Payments

(1) Unless the Administrative Agent receives notice from a Lender prior to the date of an Advance that the Lender will not make its rateable portion of the Advance available to the Administrative Agent, the Administrative Agent may assume that the Lender has made its portion available to the Administrative Agent on the date of the Advance and the Administrative Agent may, in reliance upon such assumption, make a corresponding amount available to the Borrower on such date. If and to the extent the Lender has not made its rateable portion available to the Administrative Agent, the Lender shall pay the corresponding amount to the Administrative Agent immediately upon demand. If the Lender pays the corresponding amount to the Administrative Agent, the amount so paid shall constitute the Lender’s part of the Advance for purposes of this Agreement. If the Lender does not pay the amount to the Administrative Agent upon demand and such amount has been made available to the Borrower, the Borrower shall pay the corresponding amount to the Administrative Agent upon demand and agrees that any such amount received and so reimbursed would not and shall not constitute an Advance. The Administrative Agent shall be entitled to recover interest on the corresponding amount from the Borrower from the date the amount was made available to the Borrower until the date it is repaid to the Administrative Agent at the rate applicable to Cdn. Prime Rate Loans, in the case of amounts made available in Cdn. Dollars, or the rate applicable to US Base Rate Loans, in the case of amounts made available in US Dollars. A Lender who defaults in the payment of any corresponding amount to the Administrative Agent under this section shall pay (as compensation to the Administrative Agent for the additional services required of the Administrative Agent as a result of the Lender’s default) interest to the Administrative Agent at the Interbank Rate on the corresponding amount from the date that the amount was made available to the Borrower by the Administrative Agent until the date it is repaid to the Administrative Agent. Nothing in this section shall affect any Commitment of any Lender to the Borrower.

(2) Unless the Administrative Agent receives notice from the Borrower prior to the date on which any payment is due to the Lenders that the Borrower will not make the payment in full, the Administrative Agent may assume that the Borrower has made the payment in full on that date and the Administrative Agent may, in reliance upon that assumption, distribute to each Lender on the due date an amount equal to the amount then due to the Lender. If and to the extent the Borrower has not made such a payment in full, each Lender shall repay to the Administrative Agent upon demand the amount distributed to it together with interest at the Interbank Rate from the date such amount was distributed to the Lender until the date the Lender repays it to the Administrative Agent.

(3) References in this Agreement to a Lender’s rateable portion of Advances, rateable share of payments of principal, interest, fees or any other amount, shall mean and refer to a rateable portion or share as nearly as may be rateable in the circumstances, as determined in good faith by the Administrative Agent. Each such determination by the Administrative Agent shall be prima facie evidence of such rateable share.

(4) The Administrative Agent shall give each Lender prompt notice of (i) each Borrowing Notice received from the Borrower and of each Lender’s rateable portion of any Advance, and (ii) any other written notice received by it under this Agreement.

2.08	Payments under this Agreement

(1) All payments to be made by the Borrower to any Finance Party under this Agreement shall, unless otherwise required by the Administrative Agent, be made by the Administrative Agent debiting the amount of the payment in the relevant currency to the appropriate Operating Account on the date upon which the payment is due in accordance with the terms hereof. The Borrower shall ensure that there are sufficient funds having same day value to the Lenders on deposit in the appropriate Operating Accounts or that the credit available under the Overdraft Accounts is sufficient to cover all such payments on the date of payment. Any amount payable by the Borrower hereunder which is not paid to the Administrative Agent or any Lender when due may be debited by the Administrative Agent or any Lender to any other accounts of the Borrower. The Administrative Agent shall distribute all amounts due and payable to each Lender promptly upon receipt of payment. Any payment received by the Administrative Agent after 1:00 p.m. shall be deemed, for all purposes hereof, to have been received by the Administrative Agent on the next Business Day. Any amount received by the Administrative Agent for the account of the Lenders shall be held in trust for their benefit pending distribution and shall bear interest at the Interbank Rate from and after the date of receipt by the Administrative Agent.

(2) Unless otherwise expressly provided herein, the Administrative Agent shall make Advances and other payments to the Borrower by crediting, or causing to be credited, the relevant Operating Account with the amount of the payment.

(3) The Borrower shall give the Administrative Agent a Payment Notice in respect of any payment to be applied in reduction of the Outstanding Principal Amount of any Advances, other than Overdrafts.

(4) No Lender shall be responsible for any default by any other Lender to make Advances to the Borrower nor shall the Commitment of any Lender be increased as a result of any such default.

2.09	Application of Payments

All amounts received by the Administrative Agent from or on behalf of the Borrower and not previously applied pursuant to this Agreement shall, notwithstanding any Payment Notice, be applied or paid by the Administrative Agent (i) firstly, in reduction of any amount due and owing to the Administrative Agent for services rendered under this Agreement; (ii) secondly, in reduction of the obligation of the Borrower to pay any unpaid interest and any fees which are due and owing hereunder; (iii) thirdly, in reduction of the obligation of the Borrower to pay any Claims or Losses referred to in Sections 13.06, 13.07 or 13.08; (iv) fourthly, in reduction of the obligation of the Borrower to pay any amounts due and owing on account of the Outstanding Principal Amount of the Loans; (v) fifthly, in reduction of the obligation of the Borrower to pay any other unpaid Advances which are due and owing; (vi) sixthly, in reduction of any other obligation of the Borrower under this Agreement; (vii) seventhly, in reduction of any Obligations due and owing in respect of any Hedging Agreements, pro rata, in accordance with the outstanding amount owed to each Lender in respect thereof; and (viii) lastly, to the Borrower or such other Persons as may be entitled to receive the remainder.

2.10	Netting

In the event that on any date amounts that would otherwise be payable pursuant to this Agreement by each of the Administrative Agent and a Lender to the other, or by the Borrower and a Lender to the other, then, on such date, each party’s obligation to make payment of any such amount will be automatically satisfied and discharged and, if the aggregate amount that would otherwise have been payable by one party exceeds the aggregate amount that would otherwise have been payable by the other party, replaced by an obligation upon the party by whom the larger aggregate amount would have been payable to pay to the other party the excess of the larger aggregate amount over the smaller aggregate amount.

2.11	Computation of Interest and Fees

All computations of interest hereunder shall be made by the Administrative Agent taking into account the actual number of days in the period for which interest is payable, and in the case of Cdn. Prime Rate Loans and US Base Rate Loans, on the basis of a year of 365 days, and in the case of LIBOR Loans or any calculation of the Federal Funds Rate, on the basis of a year of 360 days. All computations of fees shall be made by the Administrative Agent on the basis of a year of 365 days, taking into account the actual number of days in the period for which the fees are payable. For purposes of the Interest Act (Canada) whenever any interest or fee under this Agreement is calculated at any time using a rate based on a year of 360 days, or is calculated during a leap year using a rate based on a year of 365 days, the rate determined pursuant to such calculation, when expressed as an annual rate is equivalent to the applicable rate based on a year of 360 days or 365 days, as the case may be, multiplied by the actual number of days in the calendar year in which the period for which the interest or fee is payable ends, divided by 360 or 365 days, as the case may be. The principle of deemed reinvestment does not apply to any interest calculation under this Agreement and the rates of interest and fees stipulated in this Agreement are intended to be nominal rates and are not effective rates or yields.

2.12	Agency Fees

The Borrower shall pay the Administrative Agent, for its own account, an agency fee in an amount to be agreed upon in writing by the Administrative Agent and the Borrower.

ARTICLE 3

CDN. AND US DOLLAR LOANS

3.01	Cdn. and US Dollar Loans

(1) Subject to Section 2.03(1), an Advance by way of Loans shall be made pursuant to a Borrowing Notice given to the Administrative Agent not later than 11:00 a.m. 3 Business Days prior to the requested Borrowing Date and shall be made rateably by each Lender in accordance with its Commitment in an aggregate minimum amount of (i) Cdn. $500,000, in the case of Cdn. Prime Rate Loans; (ii) US $500,000, in the case of US Base Rate Loans; and (iii) US $5,000,000, in the case of LIBOR Loans. The Loans made rateably by each Lender shall be advanced on the same date and, in the case of LIBOR Loans, shall have the same LIBOR Period. A Borrowing Notice shall be signed by, and shall be irrevocable and binding upon, the Borrower and shall specify (i) the requested date and purpose of the Borrowing; (ii) the type and aggregate Principal Amount of each type of requested Advance; and (iii) in the case of a LIBOR Loan, the initial LIBOR Period requested for the Loan.

(2) The Borrower shall not be entitled to select a LIBOR Period for any Loan that expires after the Maturity Date or conflicts with, in the opinion of the Administrative Agent, the payment obligations of the Borrower under ARTICLE 2.

(3) Upon receipt by the Administrative Agent of the funds comprising the Loans being made by the Lenders, the Administrative Agent shall deposit the funds to the appropriate Operating Accounts in accordance with ARTICLE 2.

3.02	Conversion and Continuation Rights

(1) Each Loan shall initially be of the type specified in the relevant Borrowing Notice and shall bear interest at the rate applicable to that type of Loan until (i) in the case of a LIBOR Loan, the end of the initial LIBOR Period specified in the Borrowing Notice; or (ii) in the case of a Cdn. Prime Rate Loan or US Base Rate Loan, the date on which the Loan is repaid in full or converted to another type of Loan or into Bankers’ Acceptances.

(2) Subject to the terms and conditions hereof, the Borrower may elect (i) to convert any Cdn. Prime Rate Loan into a US Base Rate Loan, LIBOR Loan or Bankers’ Acceptances; (ii) to convert any US Base Rate Loan into a Cdn. Prime Rate Loan, LIBOR Loan or Bankers’ Acceptances; or (iii) at the end of the LIBOR Period applying to any LIBOR Loan, to continue the Loan for an additional LIBOR Period or to convert the Loan into any other type of Loan or into Bankers’ Acceptances.

(3) Each Conversion or Continuation of a Loan shall be made pursuant to a Borrowing Notice given to the Administrative Agent not later than 11:00 a.m. 3 Business Days prior to the date of such Conversion or Continuation. A Borrowing Notice given in respect of a Conversion or Continuation shall be signed by, and shall be irrevocable and binding upon, the Borrower and shall specify (i) the requested date of the Conversion or Continuation (which, in the case of the Continuation of a LIBOR Loan, shall be the last day of the current LIBOR Period); (ii) the aggregate Outstanding Principal Amount of each type of Loan subject to the requested Conversion or Continuation and the type of Advances into which the existing Loans are to be converted, in the case of a Conversion; and (iii) in the case of the Conversion of another type of Loan into, or a Continuation of, a LIBOR Loan, the new LIBOR Period requested for the Loan. A Borrowing Notice requesting the Conversion of an Advance (the “Existing Advance”) in one currency to an Advance (the “Converted Advance”) in another currency shall be deemed to be notice of the repayment of the Existing Advance and a notice requesting the drawdown of the Converted Advance.

(4) In the event that the Borrower shall fail to give a Borrowing Notice to the Administrative Agent within the notice period required to continue a LIBOR Loan for an additional LIBOR Period, the LIBOR Loan shall automatically be converted to a US Base Rate Loan on the last day of the applicable LIBOR Period.

3.03	Voluntary Prepayments

The Borrower may from time to time on not less than 3 Business Days’ prior written notice (a “Payment Notice”) to the Administrative Agent, prepay any Cdn. Prime Rate Loans or US Base Rate Loans, provided that the amount prepaid is not less than Cdn. $100,000 or US $100,000, as the case may be, and all Obligations which may then be due and payable, are paid in full. All accrued and unpaid interest on any Loan being prepaid shall be paid on the next interest payment date unless at the time of the prepayment all of the other outstanding Advances under the Revolving Credit are being paid in full, in which case, all accrued and unpaid interest shall be paid at the time of the prepayment. Each Payment Notice shall be in the form attached hereto as Schedule “C”, shall be signed by the Borrower and shall be irrevocable.

3.04	Suspension of LIBOR and US Base Rate Borrowings

In the event that a Lender determines in good faith and the Administrative Agent notifies the Borrower that (i) by reason of circumstances affecting financial markets, deposits of US Dollars are unavailable to the Lender, (ii) adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided in the definitions of LIBOR or US Base Rate, as the case may be, (iii) the making or continuation of any LIBOR Loans or US Base Rate Loans has been made impracticable by the occurrence of a contingency (other than a mere increase in rates payable by the Lender to fund the Loans) which materially and adversely affects the funding of the Loans on any interest rate computed on the basis of LIBOR or the US Base Rate, as the case may be, or by reason of a change in any Applicable Laws or in the interpretation thereof by any Governmental Authority which affects the Lender or any relevant financial market and which results in LIBOR or the US Base Rate, as the case may be, no longer representing the effective cost to the Lender of deposits in the market, or (iv) any change in Applicable Laws or in the interpretation or application thereof by any Governmental Authority has made it unlawful for the Lender to make or maintain or give effect to its obligations in respect of LIBOR Loans or US Base Rate Loans, then

(a)	the right of the Borrower to select any affected type of Loan shall be suspended until the Lender determines in good faith that the circumstances causing the suspension no longer exist and the Administrative Agent so notifies the Borrower;

(b)	if any affected type of Loan has been requested but not advanced pursuant to a Borrowing Notice, the Borrowing Notice shall be cancelled and the requested Loan shall not be made;

(c)	if a LIBOR Loan is outstanding at any time when the right of the Borrower to select a LIBOR Loan is suspended, each outstanding LIBOR Loan shall automatically be converted on the last day of the LIBOR Period applying to the Loan (or such earlier date as may be required by any Applicable Laws) (i) to a US Base Rate Loan; or (ii) if the Borrower does not at that time have the right to select US Base Rate Loans, to a Cdn. Prime Rate Loan; and

(d)	if a US Base Rate Loan is outstanding at any time when the right of the Borrower to select a US Base Rate Loan is suspended, each outstanding US Base Rate Loan shall automatically and immediately be converted to a Cdn. Prime Rate Loan.

3.05	Interest on Loans

The Borrower shall pay interest on the Outstanding Principal Amount of each Loan from the date of the Loan until the Loan is repaid in full at the following interest rates:

(a)	Cdn. Prime Rate Loans

If and so long as the Loan is a Cdn. Prime Rate Loan, at a rate per annum equal at all times to the Cdn. Prime Rate in effect from time to time plus the Applicable Margin, calculated daily (but not compounded daily) and payable monthly in arrears (i) on the 1st Business Day of each month for the period up to and including the last day of the preceding calendar month; and (ii) when the Loan becomes due and payable in full or is repaid. Any amount of principal of or interest on any Cdn. Prime Rate Loan which is not paid when due shall bear interest after default and both before and after judgment from the date on which the amount is due until paid in full, payable on demand, at a rate per annum equal at all times to the Cdn. Prime Rate in effect from time to time plus the Applicable Margin plus 2% per annum.

(b)	US Base Rate Loans

If and so long as the Loan is a US Base Rate Loan, at a rate per annum equal at all times to the US Base Rate in effect from time to time plus the Applicable Margin, calculated daily (but not compounded daily) and payable monthly in arrears (i) on the 1st Business Day of each month for the period up to and including the last day of the preceding calendar month; and (ii) when the Loan becomes due and payable in full or is repaid. Any amount of principal of or interest on any US Base Rate Loan which is not paid when due shall bear interest after default and both before and after judgment from the date on which the amount is due until paid in full, payable on demand, at a rate per annum equal at all times to the US Base Rate in effect from time to time plus the Applicable Margin plus 2% per annum.

(c)	LIBOR Loans

If and so long as the Loan is a LIBOR Loan, at a rate per annum equal at all times during each LIBOR Period applying to the Loan, to the sum of the LIBOR in effect during the LIBOR Period plus the Applicable Margin, and payable in arrears (i) on the last day of each consecutive 3 month period comprising the LIBOR Period; and (ii) on the last day of the LIBOR Period. Any amount of principal of or interest on any LIBOR Loan which is not paid when due shall be automatically converted on such due date to a US Base Rate Loan and shall bear interest after default and both before and after judgment from the date on which the amount is due until paid in full, payable on demand, at a rate per annum equal at all times to the US Base Rate in effect from time to time plus the Applicable Margin plus 2% per annum.

ARTICLE 4

BANKERS’ ACCEPTANCES

4.01	Creation and Purchase of Bankers’ Acceptances

(1) A Borrowing Notice in respect of Bankers’ Acceptances shall be signed by the Borrower and given to the Administrative Agent not later than 11:00 a.m. 3 Business Days prior to the requested Borrowing Date. The Administrative Agent shall, promptly following receipt of a Borrowing Notice in respect of Bankers’ Acceptances, advise each BA Lender and each Non-BA Lender of the face amount and term of each Draft to be completed and purchased by it. The term of all Bankers’ Acceptances issued pursuant to a Borrowing Notice shall be identical. The face amount of each Bankers’ Acceptance shall be Cdn. $100,000 or any whole multiple of Cdn. $100,000 and the aggregate face amount of Bankers’ Acceptances issued pursuant to any Borrowing Notice shall not be less than Cdn. $5,000,000 in the aggregate. Subject to the following, each Bankers’ Acceptance shall be dated the Borrowing Date on which it is issued and shall be for a term of one, two, three or six months. The Borrower shall not be entitled to select any term for a Bankers’ Acceptance that expires after the Maturity Date or conflicts with, in the opinion of the Administrative Agent, any payment obligations of the Borrower under ARTICLE 2. The aggregate face amount (the “Individual Lender Face Amount”) of the Drafts to be completed and purchased by each BA Lender and Non-BA Lender shall be equal to the pro rata share of such Lender of the aggregate face amount (the “Requested Face Amount”) of the Bankers’ Acceptances requested by the Borrower, except that, if an Individual Lender Face Amount would not be a whole multiple of Cdn. $100,000, such Individual Lender Face Amount shall be increased or reduced by the Administrative Agent in its sole discretion to the nearest whole multiple of Cdn. $100,000. In order to facilitate the issuance of Bankers’ Acceptances pursuant to this Article, the Borrower hereby irrevocably authorizes each Lender and appoints each Lender its attorney to complete, sign and endorse Drafts on its behalf in handwritten form or by facsimile or mechanical signature or otherwise and, once so completed, signed and endorsed to accept, purchase, discount or negotiate such Bankers’ Acceptances in accordance with this Article. Drafts so completed, signed, endorsed and negotiated on behalf of the Borrower by any Lender shall bind the Borrower as fully and effectively as if so performed by an authorized officer of the Borrower and shall mature on the last day of the period specified therein. Any Bankers’ Acceptance purchased by a Lender may be held by the Lender for its own account or sold or traded in the money market, either directly or through securities brokers or dealers or a clearing house within the meaning of the Depository Bills and Notes Act (Canada) in accordance with arrangements made by the Lender.

(2) The Borrower shall pay each Bankers’ Acceptance issued on its behalf on its maturity by paying the Outstanding Principal Amount thereof to the Administrative Agent. The Borrower shall not claim any days of grace for the payment at maturity of any Bankers’ Acceptance and the obligations of the Borrower in respect thereof shall be unconditional and irrevocable and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including, without limitation, irrespective of any lack of validity or enforceability of any Draft accepted as a Bankers’ Acceptance, or the existence of any claim, setoff, defence or other right which the Borrower may have at any time against the holder of a Bankers’ Acceptance, or any other Person, whether in connection with this Agreement or otherwise.

(3) Each Lender on the applicable Borrowing Date, shall (i) complete and accept one or more Drafts as advised by the Administrative Agent pursuant to this Article; (ii) purchase the resulting Bankers’ Acceptances at a price equal to the BA Discount Proceeds applying thereto; and (iii) after deducting the Stamping Fee payable to the Lender in respect of such Acceptances, pay the remaining balance of the purchase price to the Administrative Agent.

4.02	Stamping Fee

Upon the issuance of a Bankers’ Acceptance by a Lender, the Borrower, shall pay the Lender a fee (the “Stamping Fee”) equal to (i) the Applicable Margin in effect on the Borrowing Date on which the Bankers’ Acceptance is issued; multiplied by (ii) the face amount of the Bankers’ Acceptance; multiplied by (iii) a fraction, (A) the numerator of which is the term to maturity of the Bankers’ Acceptance, and (B) the denominator of which is 365 days. The Stamping Fee paid by the Borrower in respect of a Bankers’ Acceptance shall be recalculated from time to time if there is any change in the Applicable Margin during the term of the Bankers’ Acceptance. All adjustments in respect of Stamping Fees shall be payable by the Borrower to the Administrative Agent for the rateable benefit of the Lenders or by the Lenders, rateably, to the Borrower, as the case may be, on or prior the 10th Business Day following the date on which the Administrative Agent gives notice of the adjustments to the Borrower and the Lenders.

4.03	Conversion and Continuation Rights

(1) The Borrower may, pursuant to a Borrowing Notice given to the Administrative Agent not later than 11:00 a.m. 3 Business Days prior to the maturity of a Bankers’ Acceptance, elect to (i) issue a replacement Bankers’ Acceptance on the maturity of the outstanding Acceptance; (ii) convert any part of the Outstanding Principal Amount of the Bankers’ Acceptance into one or more Loans on the maturity date of the outstanding Acceptance; or (iii) pay the Bankers’ Acceptance on its maturity date as provided herein.

(2) Each Borrowing Notice given in respect of the Conversion or Continuation of a Bankers’ Acceptance shall specify (i) the requested date of the Conversion or Continuation (which shall be the maturity date of the Bankers’ Acceptance); and (ii) the type of Loan into which the outstanding Acceptance is to be converted or the Principal Amount and term of any replacement Bankers’ Acceptances.

(3) In the event that the Borrower shall fail to make an election in respect of any Bankers’ Acceptance pursuant to this section, the Bankers’ Acceptance shall automatically be converted upon maturity into a Cdn. Prime Rate Loan.

4.04	Bankers’ Acceptances Unavailable

In the event that the Administrative Agent determines in good faith, and so notifies the Borrower, that by reason of circumstances affecting the money market, there is no market for Bankers’ Acceptances, (i) the right of the Borrower to borrow by way of Bankers’ Acceptances shall be suspended until the Administrative Agent determines in good faith that the circumstances causing the suspension no longer exist and so notifies the Borrower; and (ii) if Bankers’ Acceptances have been requested but not accepted and purchased pursuant to a Borrowing Notice, the request for the Bankers’ Acceptances shall be deemed to be a request for Cdn. Prime Rate Loans in an amount equal to the Principal Amount of the requested Bankers’ Acceptances.

ARTICLE 5

LETTERS OF CREDIT

5.01	Letters of Credit

Advances under the Revolving Credit by way of Letters of Credit shall be made available by the Issuing Lender on behalf of all Lenders pursuant to a Borrowing Notice signed by the Borrower and given to the Administrative Agent well enough in advance of the requested Borrowing Date to provide the Issuing Lender a reasonable period of time to review any related documents or information and prepare the requested Letter of Credit (at a minimum, the Borrowing Notice must be given to the Administrative Agent not later than 11:00 a.m. 3 Business Days prior to the requested Borrowing Date). Concurrently with the delivery of a Borrowing Notice requesting a Letter of Credit, the Borrower shall execute and deliver to the Administrative Agent the LC Documents required by the Issuing Lender in respect of the requested type of Letter of Credit. No Letter of Credit shall have a term of more than 12 months (but may contain a clause which will automatically renew the Letter of Credit for successive 12 month (or shorter) terms from time to time unless prior to the date of such renewal, the Issuing Lender notifies the beneficiary that the Letter of Credit will not be renewed) and shall otherwise be, in form and substance, satisfactory to the Issuing Lender. Unless, otherwise agreed by the Issuing Lender, no Letter of Credit shall have a term that extends past the Maturity Date.

5.02	Fees

The Borrower shall pay the Administrative Agent for the rateable benefit of the Lenders a fee (an “LC Issuance Fee”) for the issuance and renewal of each Letter of Credit issued for its account under the Revolving Credit and an LC Fronting Fee to the Issuing Lender for its own account. The LC Issuance Fee and LC Fronting Fee shall be payable in advance on the issue date of the Letter of Credit and on each renewal date thereof in the currency in which the Letter of Credit has been issued. In addition to the LC Fronting Fee payable in respect of a Letter of Credit, the Borrower shall also pay the Issuing Lender, for its own account, its customary cable charges and other standard administrative charges in respect of any amendment, transfer or renewal of the Letter of Credit or any drawings thereunder. The LC Issuance Fee for a Letter of Credit shall equal the greater of (i) $150 (in the currency of the Letter of Credit); and (ii) the amount equal to (A) the maximum liability of the Issuing Lender on the date that the fee is payable; multiplied by (B) a fraction (1) the numerator of which shall equal the product resulting from multiplying the Applicable Rate on the date that the fee is due and payable by the number of days in the term of the Letter of Credit; and (2) the denominator of which shall consist of 365 days. The LC Issuance Fees paid by the Borrower in respect of each Letter of Credit shall be recalculated from time to time if there is any change in the Applicable Rate during the term of the Letter of the Credit. All adjustments in respect of the LC Issuance Fees paid in respect of a Letter of Credit shall be payable by the Borrower to the Administrative Agent for the rateable benefit of the Lenders or by the Lenders, rateably, to the Borrower, as the case may be, on or prior the 10th Business Day following the date on which the Administrative Agent gives notice of the adjustments to the Issuing Lender and the Borrower.

5.03	Participation

Each Lender, upon issuance of a Letter of Credit under the Revolving Credit (or upon the execution and delivery of this Agreement in the case of each Existing Letter of Credit) shall be deemed to have purchased, without recourse, a risk participation from the Issuing Lender in the Letter of Credit and the obligations arising thereunder, in each case in an amount equal to its pro rata share of the obligations under the Letter of Credit (based on the respective Commitments of the Lenders) and shall absolutely, unconditionally and irrevocably assume, as primary obligor and not as surety, and be obligated to pay to the Issuing Lender therefor and discharge when due, its pro rata share of the obligations arising under the Letter of Credit. Without limiting the scope and nature of each Lender’s participation in any Letter of Credit, to the extent that the Issuing Lender has not been reimbursed as required hereunder or under any Letter of Credit issued under the Revolving Credit, each Lender shall pay to the Issuing Lender its pro rata share of such unreimbursed amounts pursuant to the provisions hereof. Simultaneously with the making of each such payment by a Lender to the Issuing Lender, the Lender shall, automatically and without any further action on the part of the Issuing Lender or the Lender, acquire a participation in an amount equal to such payment

(excluding the portion of such payment constituting interest owing to the Issuing Lender) in the related unreimbursed amount and in the interest thereon and in the related LC Documents. The obligation of a Lender to reimburse the Issuing Lender shall be absolute and unconditional and shall not be affected by the occurrence of a Default, an Event of Default or any other occurrence or event. Any such reimbursement shall not relieve or otherwise impair the obligation of the Borrower to reimburse the Issuing Lender under any Letter of Credit, together with interest as provided herein.

5.04	Reimbursement Obligations

(1) In the event of any drawing under a Letter of Credit outstanding under the Revolving Credit, the Administrative Agent shall promptly notify the Borrower and the Lenders thereof, and the Borrower shall reimburse the amount drawn to the Issuing Lender in the currency of the drawing in same day funds not later than 12:00 noon, on the date of such drawing, if the Borrower shall have received notice thereof prior to 10:00 a.m. on such date, or, if such notice has not been received by the Borrower prior to such time on such date, then not later than 12:00 noon, on (i) the Business Day that the Borrower receives such notice, if such notice is received prior to 10:00 a.m., on the day of receipt, or (ii) the Business Day immediately following the day that the Borrower receives such notice, if such notice is not received prior to such time on the day of receipt. In the event that the Borrower fails to reimburse the Issuing Lender following a drawing as contemplated by the immediately preceding sentence, the Borrower shall be deemed to have requested a Loan from the Lenders under the Revolving Credit (a Cdn. Prime Rate Loan in the case of a drawing in Cdn. Dollars, and a US Base Rate Loan, in the case of a drawing in US Dollars) on the date such reimbursement was required, in an amount and in the currency of the drawing, the proceeds of which will be used to satisfy the reimbursement obligations of the Borrower to the Issuing Lender in respect of the drawing.

(2) Each Lender hereby irrevocably agrees to make its pro rata share of each Loan deemed to have been requested pursuant to subsection (1) above immediately upon any such deemed request in the amount, in the currency, in the manner and on the date specified in (1) above notwithstanding (i) the amount of the Loan may not comply with the requirements hereunder or may result in the Outstanding Principal Amount of the Revolving Credit exceeding the Revolving Credit Limit, (ii) whether any conditions specified herein are then satisfied, (iii) whether a Default or an Event of Default then exists, (iv) that any such request or deemed request for a Loan is not made by the time otherwise required hereunder, (v) whether the date of such Borrowing is a date on which Loans are otherwise permitted to be made hereunder or (vi) any termination of the Commitments relating thereto at any time prior to or contemporaneously with such Borrowing. In the event that any such Loan cannot for any reason be made on the date otherwise required above (including, as a result of the commencement of any insolvency proceeding under any Applicable Laws with respect to any APCO Entities), then each Lender shall promptly purchase (as of the date such Borrowing would otherwise have occurred, but adjusted for any payments received from the Borrower on or after such date and prior to such purchase) from the Issuing Lender such participation in the outstanding LC Obligations as shall be necessary to cause each such Lender to share in such LC Obligations rateably (based upon the respective Commitments of the Lenders (determined before giving effect to any termination of the Commitments pursuant to Section 10.02)), provided that at the time any purchase of a participation pursuant to this sentence is actually made, the purchasing Lender shall be required to pay to the Issuing Lender, to the extent not paid to the Issuing Lender by the Borrower, interest on the principal amount of the participation purchased for each day from and including the day upon which such Borrowing would otherwise have occurred to but excluding the date of payment for such participation, at a rate equal to the Interbank Rate.

(3) The reimbursement obligations of the Borrower hereunder shall be absolute and unconditional under all circumstances irrespective of any rights of setoff, counterclaim or defence to payment the Borrower may claim or have against the Issuing Lender, any other Finance Parties, the beneficiary of the Letter of Credit drawn upon or any other Persons, including any defence based on any failure of the Borrower to receive consideration or the legality, validity, regularity or unenforceability of the Letter of Credit.

(4) A Letter of Credit issued under the Revolving Credit may contain a statement that the Letter of Credit is for the account of the Borrower and another Person, however, notwithstanding such statement, the Borrower shall be the actual and sole account party for all purposes of this Agreement for such Letter of Credit and no such statement shall affect any Obligations of the Borrower to the Lenders in respect thereof.

5.05	Dealing with Letters of Credit

(1) The Borrower agrees that neither the Issuing Lender nor its officers, directors or correspondents shall assume liability for, or be responsible for, (i) the use which may be made of any Letter of Credit; (ii) any acts or omissions of the beneficiary of any Letter of Credit including the application of any payment made to such beneficiary; (iii) the form, validity, sufficiency, correctness, genuineness or legal effect of any document or instrument relating to any Letter of Credit, even if such document or instrument should in fact prove to be in any respect invalid, insufficient, inaccurate, fraudulent or forged; (iv) payment by the Issuing Lender of any draft which does not comply with the terms of any Letter of Credit, unless such payment results from the gross negligence or wilful misconduct of the Issuing Lender; (v) any failure to note the amount of any draft on any Letter of Credit or on any related document or instrument; (vi) any failure of the beneficiary of any Letter of Credit to meet the obligations of such beneficiary to the Borrower or any other Person; (vii) any errors, inaccuracies, omissions, interruptions or delays in transmission or delivery of any messages, directions or correspondence by mail, facsimile or otherwise, whether or not they are in cipher; (viii) any inaccuracies in the translation of any messages, directions or correspondence or for errors in the interpretation of any technical terms; (ix) or any failure by the Issuing Lender to make payment under any Letter of Credit as a result of any Applicable Laws, control or restriction rightfully or wrongfully exercised or imposed by any Governmental Authority or as a result of any other cause beyond the control of the Issuing Lender or its officers, directors or correspondents.

(2) The obligations of the Borrower under this ARTICLE 5 with respect to each Letter of Credit shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under all circumstances including (i) any matter referred to in Section 5.05(1); (ii) any invalidity of any obligation secured by any Letter of Credit; (iii) any incapacity, disability or lack or limitation of status or of power of the Borrower or the beneficiary of any Letter of Credit; (iv) any lack of validity or enforceability of any Letter of Credit; (v) the existence of any claim, set-off, defence or other right which the Borrower may have at any time against the Issuing Lender, any other Finance Party, the beneficiary of any Letter of Credit or any other Person; or (vi) any breach of contract or other dispute between the Borrower and the Issuing Lender any other Finance Party, the beneficiary of any Letter of Credit or any other Person.

(3) The Issuing Lender may accept as complying with the terms of any Letter of Credit any document or instrument required by such Letter of Credit to be completed, signed, presented or delivered by or on behalf of any beneficiary thereunder which has been completed, signed, presented or delivered by a receiver, trustee in bankruptcy, assignee for the benefit of creditors, secured party or other like Person believed in good faith by the Issuing Lender to be lawfully entitled to the property of such beneficiary, and the Issuing Lender may make payments under such Letter of Credit to such Person. For greater certainty, the preceding sentence is for the sole benefit of the Issuing Lender and the other Finance Parties, and may not be relied on by any other Person.

(4) No acts or omissions of any current or prior beneficiary of a Letter of Credit shall in any way affect or impair the rights of the Issuing Lender to enforce any right, power or benefit under this Agreement.

(5) Each Letter of Credit, except as specifically provided therein, and subject to any provision hereof to the contrary, shall be subject to the Uniform Customs and Practice for Documentary Credits or the International Standby Practices, as applicable, of the International Chamber of Commerce, as in effect at the time of issuance of the Letter of Credit.

5.06	Responsibility of Issuing Lender to Other Lenders

It is expressly understood and agreed that the obligations of the Issuing Lender hereunder to the other Lenders are only those expressly set forth in this Agreement and that the Issuing Lender shall be entitled to assume that the conditions precedent set forth in ARTICLE 6 have been satisfied unless it shall have acquired actual knowledge that any such condition precedent has not been satisfied. Nothing in this Section shall be deemed to prejudice the right of any Lender to recover from the Issuing Lender any amounts made available by the Lender to the Issuing Lender pursuant to this ARTICLE 5 in the event that it is determined by a court of competent jurisdiction that the payment with respect to a Letter of Credit constituted gross negligence or willful misconduct on the part of the Issuing Lender.

5.07	Participation in Sanger LC Payment Obligations

(1) Each Lender, shall be deemed to have purchased, without recourse, a risk participation from the Sanger Lender in the Sanger LC Payment Advance Obligations, in each case in an amount equal to its pro rata share of the Sanger LC Payment Advance Obligations (based on the respective Commitments of the Lenders) and shall absolutely, unconditionally and irrevocably assume, as primary obligor and not as surety, and be obligated to pay and discharge when due, its pro rata share of the Sanger LC Payment Advance Obligations. The obligation of a Lender to make a Sanger LC Payment Advance in accordance with its pro rata share of the Sanger LC Payment Advance Obligations shall be absolute and unconditional and shall not be affected by the occurrence of a Default, an Event of Default or any other occurrence or event. On the date that each Sanger LC Payment Advance is to be made pursuant to a Sanger LC Payment Advance Obligation, the Borrower shall be deemed to have requested, under the Revolving Credit, a US Base Rate Loan in the amount, and as of the due date, of such Sanger LC Payment Advance and the Sanger Lender shall promptly advise the Administrative Agent in writing of the obligation of the Lenders to make such Sanger LC Payment Advance rateably under the Revolving Credit.

(2) Each Lender hereby irrevocably agrees to make its pro rata share of each US Base Rate Loan deemed to have been requested under the Revolving Credit pursuant to Section 5.07(1) immediately upon any such deemed request in the amount, and as of the date specified in Section 5.07(1) notwithstanding (i) the amount of the Loan may not comply with the requirements hereunder, (ii) whether any conditions specified herein are then satisfied, (iii) whether a Default or an Event of Default then exists, (iv) that any such request or deemed request for a Loan is not made by the time otherwise required hereunder, (v) whether the date of such Borrowing is a date on which Loans are otherwise permitted to be made hereunder or (vi) any termination of the Commitments relating thereto at any time prior to or contemporaneously with such Borrowing. In the event that any such Loan cannot for any reason be made on the date otherwise required above (including, without limitation, as a result of the commencement of any insolvency proceeding under any Applicable Laws with respect to any APCO Entities), then each Lender shall promptly purchase (as of the date such Borrowing would otherwise have occurred, but adjusted for any payments received from the Borrower on or after such date and prior to such purchase) from the Sanger Lender such participation in the outstanding Sanger LC Payment Advances as shall be necessary to cause each such Lender to share in such Sanger LC Payment Advances rateably (based upon the respective Commitment of the Lenders (determined before giving effect to any termination of the Commitments pursuant to Section 10.02)), provided that at the time any purchase of a participation pursuant to this sentence is actually made, the purchasing Lender shall be required to pay to the Sanger Lender, to the extent not paid to Sanger Lender by the Borrower, interest on the principal amount of the participation purchased for each day from and including the day upon which such Borrowing would otherwise have occurred to but excluding the date of payment for such participation, at a rate equal to the Interbank Rate.

5.08	Conflict with LC Documents

In the event of any conflict between the provisions of this Agreement and the provisions of any LC Document the provisions of this Agreement shall govern and prevail.

5.09	Survival

The obligations of the Borrower under this ARTICLE 5 shall survive the termination of this Agreement for so long as any LC Obligations are outstanding (including by way of reinstatement).

ARTICLE 6

CONDITIONS PRECEDENT

6.01	Conditions Precedent to Initial Borrowing after the Restatement Date

The obligation of each Lender to give effect to the initial Borrowing after the Restatement Date is subject to and conditional upon the satisfaction at the time of the Borrowing of all applicable conditions precedent under Section 6.03 and each of the following conditions:

(a)	the Administrative Agent shall have received a proper and timely Borrowing Notice;

(b)	the Borrower shall have delivered to the Administrative Agent, in form and substance satisfactory to the Lenders,

(i)

a certificate of an officer or other like Person of each of the Borrower, the APUC Unit Holders and such other Obligors as the Administrative Agent shall reasonably require as to its constating or other organizational documents, resolutions or other authorizing documents, names, positions and true signatures of authorized signing officers and such other matters as the Lenders may require in connection with the execution, delivery and performance by the

Borrower and other Obligors of the Documents to which they are a party; and

(ii)	such other certificates and documents as the Lenders may require, acting reasonably, in connection with the execution, delivery and performance by the Obligors of the Documents;

(c)	the Borrower shall have paid the Finance Parties all fees and expenses due and payable on or prior to execution and delivery of, and executed and delivered, this Agreement;

(d)	the Borrower shall have executed and delivered all such security agreements as the Administrative Agent may require to obtain perfected Liens in the Collateral of the Borrower having the priority set out in Section 7.07, in form and substance satisfactory to the Administrative Agent and all filings and recordings necessary or advisable in connection therewith shall have been made;

(e)	each APCO Unit Holder shall have executed and delivered a limited-recourse Guarantee in favour of the Finance Parties, guaranteeing payment of the Obligations of the Borrower, and each APCO Unit Holder shall have executed and delivered all such security agreements as the Administrative Agent may require to obtain perfected Liens in all Capital Stock in APCO held by the APCO Unit Holders having the priority set out in Section 7.07, in each case, limiting the recourse to such Capital Stock and otherwise in form and substance satisfactory to the Administrative Agent and all filings and recordings necessary or advisable in connection therewith shall have been made;

(f)	each of the APCO Entities, other than the Borrower, shall have executed and delivered a Collateral Covenant Agreement in favour of the Finance Parties, a Guarantee in favour of the Finance Parties, guaranteeing payment of the Obligations of the Borrower, and such security agreements as the Administrative Agent may require to obtain perfected Liens in the Collateral of such APCO Entities having the priority set out in Section 7.07, in each case in form and substance satisfactory to the Administrative Agent and all filings and recordings necessary or advisable in connection therewith shall have been made;

(g)	the Administrative Agent shall have received such share certificates, powers of attorney, control agreements and other documents as the Administrative Agent may require to ensure the perfection of the Liens granted pursuant to the Security Documents and that such Liens have the priority set out in Section 7.07;

(h)	the Lenders shall be satisfied with the insurance policies on the Collateral and true and complete copies of the policies and certificates of insurance from the insurers in respect thereof shall have been delivered to the Lenders and shall show the Administrative Agent as mortgagee and loss payee, having the priority set out in Section 7.07, subject to any prior ranking Permitted Encumbrances in respect of any Permitted Indebtedness;

(i)	the Lenders shall have received favourable opinions of legal counsel of the Borrower, the APCO Unit Holders and the other APCO Entities, in form and substance satisfactory to the Lenders;

(j)	the Lenders shall have been provided with consolidated unaudited financial statements of the Borrower for the 2007, 2008 and 2009 Fiscal Years, in each case, consisting of a balance sheet, statement of profit and loss and surplus and statement of changes in financial position for the year, together with the notes thereto, all prepared in accordance with GAAP consistently applied;

(k)	a pro forma financial forecast for each of the Borrower and APUC for each of 2010, 2011, 2012 and 2013 Fiscal Years (and for each Fiscal Quarter of the 2011 Fiscal Year), consisting of a balance sheet, income statement, statement of changes in financial position, cash flow statements for such Power Generation Facilities as may be requested by the Lenders, and a calculation of the financial covenants under Section 9.03(1), together with supporting materials;

(l)	the Lenders shall have received a certificate from Authorized Representatives of the Borrower and APUC setting out the calculation of, and demonstrating pro forma compliance with, the financial covenants under Section 9.03(1) for the 4th Fiscal Quarter of the 2010 Fiscal Year (taking into account the LW reorganization and based on unaudited financial statements), together with supporting materials;

(m)	the representations and warranties set forth in Section 8.01 shall be true and correct as if made on and as of such date;

(n)	no event shall have occurred which constitutes a Default or an Event of Default, nor shall the requested Borrowing result in the occurrence of such an event; and

(o)

the Lenders shall have been provided with copies of any executed term sheets relating to any pending Refinancing Debt Issue and all other information requested in connection with the transactions contemplated hereby and shall have completed and be satisfied with the results of their due diligence in respect thereof.

6.02	Conditions Precedent to Subsequent Advances

The obligation of each Lender to make or give effect to any Borrowing on any Borrowing Date subsequent to the initial Borrowing after the Restatement Date, is subject to and conditional upon the satisfaction at the time of the Borrowing of all applicable conditions precedent under Section 6.03 and each of the following conditions:

(a)	the Administrative Agent shall have received a proper and timely Borrowing Notice;

(b)	the representations and warranties set forth in Section 8.01 shall be true and correct as if made on and as of such date; and

(c)	no event shall have occurred which would constitute a Default or an Event of Default nor shall the requested Borrowing result in the occurrence of such an event.

6.03	Conditions Precedent to Certain New Advances under the Revolving Credit

In addition to the conditions precedent under Sections 6.01 and 6.02, the obligation of each Lender to make or give effect to any New Advance under the Revolving Credit, is subject to and conditional upon the satisfaction at the time of the New Advance of each of the following additional conditions:

(a)	in the case of a New Advance under the Revolving Credit which is to be used to finance, in whole or in part, a Permitted Acquisition having a total cost of more than Cdn. $25,000,000 but not requiring the consent of the Majority Lenders, the Lenders shall have been provided with (i) the same information as the Board of Directors of APUC in respect of the Permitted Acquisition at the time that the information is provided to the Board of Directors; and (ii) pro forma financial statements, including a calculation of the financial covenants under Section 9.03(1) for the 4 Fiscal Quarters immediately following the completion of the proposed Permitted Acquisition; and

(b)	in the case of a New Advance under the Revolving Credit in respect of a proposed Permitted Acquisition requiring the consent of the Majority Lenders, the Majority Lenders shall have consented to the proposed Permitted Acquisition in writing, which consent shall not be unreasonably withheld or delayed, and the Borrower shall have satisfied all conditions precedent imposed by the Lenders in respect thereof.

6.04	Waivers

The conditions of this Article are for the sole benefit of the Lenders, and may be waived by the Lenders in whole or in part in respect of any Borrowing, without prejudicing the Lenders’ rights to assert them in whole or in part in respect of any other Borrowing.

ARTICLE 7

SECURITY

7.01	Extent and Priority of Security

In addition to the Guarantees and Security Documents executed and delivered pursuant to ARTICLE 6 by the Obligors, the Borrower shall, and shall cause each of the other Obligors, to execute and deliver in favour of the Administrative Agent all such further agreements, instruments and documents, and to do all such further acts and things (including causing any issued Capital Stock to be represented by share certificates, unit certificates or other like documents), as the Administrative Agent may from time to time require to guarantee payment and performance of the Obligations of the Borrower by the other Obligors (in the case of the Limited Recourse Obligors, recourse shall be limited to the Capital Stock owned or held in APCO) and to create, grant and maintain, subject only to Permitted Encumbrances, (i) a perfected Lien on all Personal Property Collateral having the priority set out in Section 7.07; and (ii) a floating charge over all present and after-acquired Real Property Collateral perfected and having the priority set out in Section 7.07.

7.02	Guarantees and Security Documents from New APCO Entities

Within 10 Business Days of the completion of a Permitted Acquisition, the Borrower shall cause (i) each New Purchaser making all or any part of the Permitted Acquisition and each of the other New APCO Entities resulting therefrom to execute and deliver to the Administrative Agent, (A) a Collateral Covenant Agreement, a Guarantee in favour of the Administrative Agent, guaranteeing the Obligations of the Borrower and security agreements granting, subject only to Permitted Encumbrances, (i) perfected Liens on all Personal Property Collateral having the priority set out in Section 7.07; and (ii) a floating charge over all present and after-acquired Real Property Collateral perfected and having the priority set out in Section 7.07 (unless, but only to the extent that, the New APCO Entity is prohibited by Applicable Laws (statutory only), or the provisions of any Permitted Acquisition Debt prohibit it, from doing so; and (B) a Supporting Certificate in respect of the Permitted Acquisition; and (ii) to be delivered to the Administrative Agent, all share certificates or other like documents, if any, representing the Capital Stock in the New APCO Entities or any other Persons created or acquired in connection with the Permitted Acquisitions and all stock transfers, powers of attorney or other documents, duly executed in blank to permit the Administrative Agent to transfer such Capital Stock in accordance with the Security Documents.

7.03	Registrations, Filings and Delivery of Certificated Capital Stock

(1) The Borrower shall, and shall cause each of the other Obligors, to (i) promptly register, file and record all Security Documents which they have executed and delivered in favour of the Administrative Agent or notice thereof in all offices where such registration, filing or recording, is required to create or perfect the Liens purporting to be created thereby in favour of the Finance Parties, (ii) promptly deliver to the Administrative Agent, all share certificates or other like documents, representing the Capital Stock forming part of the Collateral and all stock transfers, powers of attorney or other documents, duly executed in blank to permit the Administrative Agent to transfer such Capital Stock in accordance with the Security Documents, (iii) as and when requested by the Administrative Agent, to transfer any notes or Capital Stock forming part of the Collateral into the name of the Administrative Agent, or its nominee, for and on behalf of the Finance Parties, in all relevant registers, books and records; and (iv) cause all Capital Stock of each APCO Entity to be certificated (other than the Capital Stock of any partnerships (including limited partnerships) or limited liability companies that are APCO Entities as of the date hereof where the Capital Stock of such APCO Entity is not, as of the date hereof, already certificated). The Borrower shall, and shall cause each of the other APCO Entities to, cause all partnerships (including limited partnerships) and/or limited liability companies that become APCO Entities after the date hereof to (a) “opt-in” to Article 8 of the Uniform Commercial Code or Securities Transfer Act (Ontario) (or other local equivalent legislation), as applicable, and (b) certificate all Capital Stock of any such partnership (including any limited partnership) and/or limited liability company.

(2) Provided no Default or Event of Default has occurred and is continuing or would arise immediately thereafter, and the Transfer is permitted by this Agreement, an Obligor may Transfer Collateral to Persons that are not Obligors, free and clear of any Liens created in favour of the Finance Parties pursuant to the Security Documents. In the event that any such Transfer requires the Administrative Agent to release the Collateral being Transferred from any Liens held by the Administrative Agent, the Administrative Agent is hereby irrevocably authorized and directed by the Lenders to execute all such releases and all financing change statements, discharges and other documents required to give effect thereto.

7.04	Consents Relating to Granting and Realizing on Security

APUC and the Borrower each hereby irrevocably consent to, and the Borrower shall cause each of the other APCO Entities (and APUC shall cause the other Limited Recourse Obligors) to irrevocably consent to, all Liens now or hereafter granted by any Obligor to or in favour of the Finance Parties and to the exercise and enforcement by the Finance Parties of their respective rights and remedies thereunder (including, without limitation, any Transfer of any Collateral) in accordance with the terms thereof, and agrees to do all such things as the Administrative Agent may reasonably require from time to time to facilitate the exercise or enforcement of any such rights or remedies. The foregoing consents are and shall be given by the relevant Obligor in all capacities, including, as a holder of Capital Stock and as a member, partner, joint tenant, joint venture participant or co-owner.

7.05	St. Leon Facility

Within 90 days of the St. Leon Senior Debt being repaid in full, the Borrower shall cause the St. Leon Entities to execute and deliver all such security agreements and other documents, and to do all such further acts and things, as the Administrative Agent shall require, acting reasonably, to obtain perfected Liens in the St. Leon Collateral having the priority set out in Section 7.07, that secure payment and performance of the Obligations, on terms and conditions that are substantially similar to the Liens on the St. Leon Collateral that secured payment or performance of the St. Leon Senior Debt or such other terms and conditions that are acceptable to the Majority Lenders, acting reasonably.

7.06	Postponement and Subordination Agreements

[INTENTIONALLY DELETED]

7.07	Priority of Liens in favour of the Administrative Agent

APUC and the Borrower shall, and shall cause each of the other Obligors, to (i) in accordance with Applicable Laws, file all financings statements and notices of Liens and make all registrations (including all amendments thereof and renewals thereto) under the Personal Property Security Act (Ontario) (or equivalent local legislation) and the Uniform Commercial Code in effect in the relevant jurisdiction and (ii) deliver to the Administrative Agent all certificates representing any Capital Stock of any APCO Entity, duly endorsed for transfer or accompanied by a duly executed instrument of transfer, upon acquiring rights in such Capital Stock (all in addition to, and not in substitution for, any requirements relating to such Capital Stock in the Security Documents delivered by the relevant Obligor), all in order to grant to, and maintain in favour of, the Administrative Agent a valid and perfected first priority Lien in, to and on all Collateral (including, without limitation, any proceeds of insurance), subject only to Permitted Encumbrances and the Agreed Exceptions (as defined below). In addition to any other requirements contained in this Agreement, from and as of the date hereof, the Borrower shall provide, and shall cause each of the APCO Entities to provide, the Administrative Agent with written notice when any APCO Entity acquires or obtains any Collateral (after the date hereof) with a value greater than or equal to $5,000,000, which notice shall contain a reasonably detailed description of such Collateral and be provided as soon as reasonably possible and no later than 50 days after any such Collateral is acquired or obtained, and shall, on the instructions of the Administrative Agent, execute and deliver all such further mortgages, charges, pledges, assignments, transfers, security interests and other agreements, instruments and documents and do all such further acts and things as the Administrative Agent may request to perfect and protect the priority of the Liens of the Administrative Agent in and to such Collateral, subject only to Permitted Liens and the Agreed Exceptions. On and after any Refinancing Debt Issues, and subject to any intercreditor agreement entered into among the Administrative Agent and the lenders under the Refinancing Debt Issues (collectively, the “Refinancing Lenders”), the Liens in the Collateral granted to and in favour of the Administrative Agent and the Liens granted to the Refinancing Lenders in the Collateral shall rank pari passu and the proceeds of realization from and against any of the Collateral pursuant to the Liens granted in favour of the Administrative Agent and the Liens granted to the Refinancing Lenders shall be allocated and distributed on a pro rata basis by and between the Administrative Agent and the Refinancing Lenders; provided that the Administrative Agent shall, at all times, have a first priority Lien in and to all Cash Collateral, which shall be payable to the Administrative Agent in full satisfaction of any and all and Cash Collateralized Obligations and shall not be subject to the pari passu and pro rata treatment described in this Section 7.07, such that the Liens and right of payment of the Administrative Agent in the Cash Collateral shall at all times be senior and in priority to any Refinancing Debt Liens and Refinancing Lenders’ right of payment, if any, in such Collateral.

As of the date hereof, the Administrative Agent acknowledges and confirms that (i) the Liens in and to the Real Property Collateral granted to and in favour of the Administrative Agent pursuant to the Security Documents have not been perfected by registration in any land registry office and (ii) the Administrative Agent has not entered into any control agreements with respect to any bank accounts, investment accounts and/or securities accounts of, or held by, the APCO Entities (collectively, the “Accounts”) domiciled in Canada or the United States of America (collectively, the “Agreed Exceptions”) and further confirms that, as of the date hereof, the Borrower and other Obligors are not required to register the Security Documents in any land registry office or enter into any control agreements with respect to the Accounts; provided that after an Event of Default that is continuing, and on the written request of the Administrative Agent, the Borrower shall, and shall cause each of the other Obligors, to execute and deliver to and in favour of the Administrative Agent all such further agreements, instruments and documents (including, without limitation, any control agreements), and do all such further acts and things (including, without limitation, causing all Liens granted to and in favour of the Administrative Agent in the Real Property Collateral to be registered in the appropriate land registry offices) as the Administrative Agent may from time to time require to perfect and protect the Administrative Agent’s first priority Lien in and to the Real Property Collateral and the Collateral maintained in the Accounts.

ARTICLE 8

REPRESENTATIONS AND WARRANTIES

8.01	Representations and Warranties

The Borrower represents and warrants to the Finance Parties that:

(a)	Status, Power and Qualification

Each Obligor is a trust, body corporate, limited or general partnership or limited liability company. Each Obligor that is a trust has been duly formed and is validly existing under the laws of the Province of Ontario or the Province of Alberta as a trust, and has the power and capacity to own all of its undertaking and property, to carry on its business as presently carried on by it and to execute, deliver and perform each of the Documents to which it is a party. Each of the Obligors that is a body corporate is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the corporate power and capacity to own all of its undertaking and property, to carry on its business as presently carried on by it and to execute, deliver and perform each of the Documents to which it is a party. Each of the Obligors that is a general or limited partnership has been duly formed as a general or limited partnership, as the case may be, under the laws of the jurisdiction of its formation and has the power and capacity to own all of its undertaking and property, to carry on its business as presently carried on by it and to execute, deliver and perform each of the Documents to which it is a party. Each of the Obligors that is a limited liability company has been duly formed as a limited liability company under the laws of the jurisdiction of its formation and has the power and capacity to own all of its undertakings and property, to carry on its business as presently carried on by it and to execute, deliver and perform each of the Documents to which it is a party. The APCO Entities have all approvals, permits, licences and other similar authorizations (including, without limitation, any trademark, trade name or patent) from, and have made all filings or registrations with, any Governmental Authority required to own any property or to carry on any business, where the failure to have such approvals, permits, licences, authorizations, filings or registrations would or could reasonably be expected to result in a material adverse effect on any APCO Entities having, individually or in the aggregate, operating income during the 12 month period preceding such failure (or annualized based on such shorter period as may be applicable) of greater than $1,000,000;

(b)	Valid Authorization

Each Obligor has taken all necessary action to authorize the creation, execution, delivery and performance by the Obligor of each Document to which it is a party;

(c)	Management and Supervision of the Obligors

Except as set out in the partnership agreements relating to the Obligors that are general or limited partnerships, and the trust declarations of each of the Obligors that are trusts, there are no management agreements, operations and supervisory agreements, consulting agreements, unanimous shareholder agreements, pooling agreements, voting trust agreements or other agreements or understandings which restrict any powers of any trustees, directors, officers, partners or other like Persons responsible for supervising or managing the business or affairs of any Obligors;

(d)	No Contravention or Consents

None of the execution, delivery and performance of any Documents by any Obligors (i) has resulted or will result in any contravention, violation, breach or default under (A) any constating or organizational documents of any Obligor (including, without limitation, any trust declaration); (B) any agreement, instrument or other document to which any Obligor is a party or by which it or any of its undertaking or property are bound, or (C) any Applicable Laws; (ii) will obligate any Obligor to grant any Lien to any Person, other than the Finance Parties; (iii) has or will result in or permit the acceleration of the maturity of any debt, liability or other obligation of any Obligor; or (iv) requires any approval or consent of any Governmental Authority or other Person;

(e)	Enforceability

This Agreement constitutes and, when executed and delivered, each of the other Documents to which any Obligor is a party will constitute, a valid and legally binding obligation of each Obligor that is a party thereto, enforceable against such Obligor in accordance with its terms, subject to bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors’ rights and the discretion reserved to the courts in granting equitable remedies;

(f)	Business of APUC and other Non-APCO Entities

Neither APUC nor any other Non-APCO Entities carries on any business other that the power generation and utilities business in North America.

(g)	Business of APCO Entities

None of the APCO Entities carries on any business other that the power generation business in Canada and the United States of America or, directly or indirectly owns, or has any Investments in, any utility or other facilities, other than Power Generation Facilities. No Inactive APCO Entity is actively carrying on any business. The assets of each Inactive APCO Entity have an aggregate fair market value of less than $100,000 and the aggregate liabilities, actual and contingent, of each Inactive APCO Entity are less than $100,000.

(h)	Organizational Chart and Information Relating to Obligors

Except for any amendments required to reflect any Permitted Reorganizations, Permitted Acquisitions or Capital Transactions completed after the most recent Quarterly Reporting Date as reported to the Administrative Agent in accordance with the terms of this Agreement, the Organizational Chart most recently delivered by the Borrower to the Administrative Agent sets out (i) the exact legal name, including the French form thereof, if any, and the address, including postal codes, if applicable, of the chief executive office (which shall be the address for notice purposes under the Personal Property Security Act (Ontario), Article 9 of the Uniform Commercial Code or other like Applicable Laws) and the organizational identification number (if required for purposes of making any registrations or filings under the Personal Property Security Act (Ontario), Article 9 of the Uniform Commercial Code or other like Applicable Laws) of each Obligor, (ii) the legal nature of each Obligor’s existence and the jurisdiction governing its existence; (iii) the issued and outstanding Capital Stock of each Obligor, the certificates, if any, issued in respect thereof, the registered owners of such Capital Stock and the direct and indirect percentage ownership of such Obligor by APCO; (iv) a description of the Excluded Property of each Obligor and why it is so qualified; (v) a list of the Security Documents executed by each Obligor and all registrations, filings and notices required to be filed in all public offices in order to create or perfect the Liens purporting to be created thereby; (vi) all certificated Capital Stock held by or for the benefit of each Obligor and whether such certificates have been delivered to the Administrative Agent; (vii) a brief description of all Guarantees of each Obligor (including the amount and relevant parties), (viii) a brief description of the Permitted Indebtedness of each Obligor and (ix) a brief description of the amount, type and obligor of each Designated Cash Flow Agreement of each Obligor;

(i)	Title to Assets

Except as affected by any Permitted Reorganizations, Permitted Acquisitions or Capital Transactions completed in accordance with the terms of this Agreement which have been reported, but not yet been incorporated in the Organizational Chart most recently delivered, to the Administrative Agent, all in accordance the terms of this Agreement, each Obligor is the absolute owner of and has good and marketable title to all of its property, free and clear of all Liens, other than Permitted Encumbrances.

(j)	Rights to Purchase and Restrictions on Transfers of Capital Stock

No Person has any agreement, right or option to acquire any Capital Stock of any APCO Entity and there are no agreements or restrictions (other than the usual private company restrictions set out in the constating documents of corporations and the usual transfer provisions set out in partnership agreements) which in any way limit or restrict any Transfer of any Capital Stock of any APCO Entity or the enforcement by the Lenders of any Liens in respect thereof;

(k)	Material Agreements

There is no default or breach by any Obligor or, to the knowledge of any Obligors, any other party thereto under any Material Agreement or Material Authorization (and there exists no state of facts which after notice or the passage of time or both would constitute such a default or breach) and there are no proceedings, actual or threatened, which, in each case, have or could reasonably be expected to result in the revocation, cancellation, termination, suspension or any material adverse modification of any Material Agreement or Material Authorization;

(l)	Intellectual Property

No Obligor owns or uses any trade mark, trade name, certification mark, patent, copyright, industrial design or other intellectual property (collectively, “Intellectual Property”) which is material to the business or operations carried on by Obligor and no business carried on by any Obligor infringes the Intellectual Property of any other Persons in any material respect;

(m)	Non-Default

No Default or Event of Default has occurred and is continuing;

(n)	Financial Condition

The consolidated financial statements of the Borrower most recently provided to the Lenders are the most recent audited or unaudited financial statements of the Borrower and fairly present the financial condition and the results of the operations of the Borrower, respectively, for the periods and as at the dates thereof and since the date of such financial statements, there have been no developments that have caused, or could reasonably be expected to cause, any Material Adverse Change;

(o)	Absence of Litigation

There are no actions, suits or proceedings pending or, to the knowledge of the Borrower, threatened against or affecting any APCO Entities or against or affecting any of their property which have resulted, or could reasonably be expected to result, in a Material Adverse Change;

(p)	Taxes and Other Statutory Claims

Each Obligor has (i) filed all returns in respect of Taxes and Other Statutory Claims required by Applicable Laws in a timely manner; (ii) paid and discharged all Taxes and Other Statutory Claims payable by it, other than Taxes or Other Statutory Claims secured by Permitted Encumbrances; (iii) withheld and collected all Taxes and Other Statutory Claims required to be withheld and collected by it and remitted such Taxes and other Statutory Claims to the appropriate Governmental Authorities; and (iv) paid and discharged all lawful claims for labour, materials and supplies and all other obligations which if unpaid would result in an Lien, other than a Permitted Encumbrance, upon any undertaking or property of any Obligors;

(q)	Compliance with Applicable Laws

All Applicable Laws (including, without limitation, all Environmental Laws and Material Authorizations) relating to or affecting the ownership, construction, development, use and operation of, or the cash flow generated from, the property of each APCO Entity have and are being complied with in all material respects and the Borrower is not aware of any investigation, inquiry or proceeding (other than routine inspections) by any Governmental Authority in connection therewith;

(r)	Environmental Policy

Each Power Generation Facility owned or controlled by any APCO Entities has a comprehensive environmental management policy in place which is being complied with in all material respects and meets the standards and practices of environmental management policies in its industry;

(s)	Change to Applicable Laws

To the knowledge of the Borrower, there are no pending or proposed changes to Applicable Laws (including, without limitation, any changes to any regulatory scheme, Environmental Laws or Material Authorizations) which would render illegal or materially restrict any APCO Entity’s business or the use of any Power Generation Facility owned or controlled by any APCO Entities;

(t)	Information in Public Filings

The information in the continuous public disclosure record of APUC filed with the Ontario Securities Commission pursuant to the Securities Act (Ontario) and applicable rules and regulations is true and correct in all material respects as at the date hereof; and

(u)	Full Disclosure

The Borrower has provided the Lenders with all material information relating to the financial condition, business, operations and prospects of the Obligors as at the date of this Agreement and all such information is true, accurate and complete in all material respects and omits no material fact necessary to make such information not misleading.

(v)	APCO Units

As of the Restatement Date, APUC is the sole APCO Unit Holder.

8.02	Knowledge of the Borrower

The phrase “to the knowledge of the Borrower” as used herein with respect to the existence or absence of facts or circumstances means to the best of the Borrower’s knowledge based on commercially reasonable enquiries and investigations.

8.03	Survival of Representations and Warranties

The representations and warranties made pursuant to this Agreement and the other Documents, shall be true and correct on each day that this Agreement or any of other Documents remains in effect and shall be deemed to be made and given on and as of each such day. Any representation and warranty given in respect of a particular date or particular period of time which relates only to such date or period of time, will continue to be given as at such date or for such particular period of time. The representations and warranties made under the Documents, and the ability of the Finance Parties to rely upon them, shall not be affected or qualified in any way by investigation at any time made by, or any actual knowledge of, the Administrative Agent or any Lenders.

ARTICLE 9

COVENANTS

9.01	Affirmative Covenants

So long as any Obligations are outstanding or any Lender has any Commitments that have not been terminated, the Borrower (and APUC, in the case of Section 9.01(i) only) covenants and agrees in favour of the Finance Parties that:

(a)	Punctual Payment

The Borrower shall pay all principal, interest, fees and other amounts payable by it hereunder at the times and places and in the manner provided herein;

(b)	Conduct of Business

The Borrower shall, and shall cause each of the other Obligors to, (i) except for changes effected as part of any Permitted Reorganizations, maintain its existence, power and capacity; and (ii) carry on its business in a commercially reasonable manner in accordance with prudent industry practice so as to preserve and protect its property and the revenues to be earned therefrom;

(c)	Material Authorizations

The Borrower shall, and shall cause each of the other APCO Entities to, preserve and keep all Material Authorizations in full force and effect;

(d)	Compliance with Applicable Laws and Material Obligations

The Borrower shall, and shall cause each of the other Obligors to, comply with all Applicable Laws and all obligations which if not complied with would or could reasonably be expected to result in a Material Adverse Change;

(e)	Maintenance of Facilities

To the extent that the failure to do so would or could reasonably be expected to result in an Material Adverse Change, the Borrower shall, and shall cause each of the other APCO Entities to, (i) maintain all Power

Generation Facilities owned by any APCO Entities and, to the extent that it is able, through contractual rights or otherwise, all Power Generation Facilities controlled by any APCO Entities, in good repair, order and condition in accordance with prudent industry practice; (ii) make all necessary repairs, renewals, replacements, additions and improvements to all Power Generation Facilities owned by any APCO Entities and, to the extent that it is able, through contractual rights or otherwise, all Power Generation Facilities controlled by any APCO Entities; (iii) not permit or suffer any waste to occur in respect of any or, to the extent that it is able, through contractual rights or otherwise, any Power Generation Facilities owned or controlled by any APCO Entities; and (iv) refrain from doing or causing to be done anything which would or could reasonably be expected to impair or diminish in any material way the value of any Power Generation Facilities owned or controlled by any APCO Entities or any or any rights created by any Liens in favour of the Lenders;

(f)	Payment of Taxes and Other Statutory Claims

The Borrower shall, and shall cause each of the other Obligors to, pay, withhold and remit all Taxes and Other Statutory Claims as required by Applicable Laws, other than Taxes and Other Statutory Claims, the payment or performance of which is secured by Permitted Encumbrances;

(g)	Notice of Litigation and Other Matters

Promptly give the Lenders written notice of and from time to time furnish to the Lenders all reasonable information requested by the Lenders concerning the status of (i) any litigation, proceeding or dispute involving any potential Claims or Losses in an amount in excess of Cdn. $5,000,000 or the Equivalent US Dollar Amount or which, if determined adversely to the interests of any APCO Entities, would, or could reasonably be expected to, result in a Material Adverse Change; (ii) any Default or Event of Default or the occurrence of any event or set of circumstances which constitutes or with the giving of notice, the passage of time or both, would constitute a material default under any Material Agreement, giving in each case, the details thereof and specifying any actions proposed to be taken in respect thereof; and (iii) any other development which has, would or could reasonably be expected to cause a Material Adverse Change;

(h)	Books and Records and Rights of Examination

The Borrower shall, and shall cause each of the other APCO Entities to, maintain adequate books, accounts and records in accordance with generally accepted accounting principles and practices consistently applied, and permit designated employees and agents of the Lenders, at any reasonable time, to examine such books, accounts and records;

(i)	Financial and Other Information

The Borrower (and APUC, in the case of the financial statements and other information relating to APUC) shall deliver to the Administrative Agent, a number of copies sufficient for each Lender and 2 copies for the Administrative Agent (the filing of any of the following documents on SEDAR shall satisfy the obligation to deliver them under this section when the Borrower or APUC has provided written notice of such filing to the Administrative Agent),

(i)	as soon as available and in any event within 90 days after the end of each Fiscal Year (or within such longer period as may apply to APUC pursuant Applicable Securities Laws), (A) a copy of the audited consolidated financial statements of APUC and the Borrower (and including copies of all management commentary related thereto), and the unaudited consolidated and unaudited unconsolidated financial statements of such other APCO Entities as the Administrative Agent may request, acting reasonably, for the Fiscal Year, in each case, consisting of a balance sheet, statement of profit and loss and surplus and statement of changes in financial position for the year, together with the notes thereto, all prepared in accordance with GAAP consistently applied, and in the case of APUC and the Borrower (but not for any other APUC Entity), with a report of its auditors, in form and substance satisfactory to the Administrative Agent, acting reasonably; (B) a Compliance Certificate relating to the Fiscal Year completed and signed by the Authorized Representatives of APUC and the Borrower; (C) a copy of the annual report for the Fiscal Year sent by APUC to its shareholders; (D) a pro forma financial forecast (a “3 Year Forecast”) for APUC and the Borrower for each of the next 3 Fiscal Years, consisting of a balance sheet, income statement, statement of changes in financial position, cash flow statement and a calculation of the applicable financial covenants under Section 9.03(1), together with supporting materials; (E) a copy of the annual budget for the Borrower for the current Fiscal Year; and (F) an Organizational Chart, as at the end of the Fiscal Year and a written report describing in reasonable detail, all of the changes to the Organizational Chart as at the end of the Fiscal Quarter immediately preceding the end of the Fiscal Year;

(ii)	as soon as available and in any event within 45 days after the end of each of the first 3 Fiscal Quarters, (A) a copy of the unaudited consolidated and unconsolidated financial statements of APUC, the Borrower and such other APCO Entities as the Administrative Agent may request, acting reasonably, for the Fiscal Quarter, in each case, consisting of a balance sheet, statement of profit and loss and surplus and statement of changes in financial position for the period, together with the notes thereto all prepared in accordance with GAAP consistently applied and providing the information necessary for the Lenders to determine whether APUC and the Borrower are in compliance with the applicable financial covenants under Section 9.03(1)) and stating in comparative form the budget figures for the same date and period and prepared and certified by an Authorized Representative of the Borrower; (B) a Compliance Certificate relating to the Fiscal Quarter completed and signed by the Authorized Representatives of APUC and the Borrower; and (C) an Organizational Chart, as at the end of the Fiscal Quarter and a written report describing in reasonable detail, all of the changes to the Organizational Chart as at the end of the immediately preceding Fiscal Quarter;

(iii)	in the event that any change in the expected revenues and expenses for any Power Generation Facility could reasonably be expected to result in a material change to the most recent 3 Year Forecast delivered to the Administrative Agent, the Borrower shall up-date the forecast and provide a copy to the Administrative Agent as soon as practicable;

(iv)	as soon as they are made available, copies of all proxy statements, reports, information circulars and other information sent to the shareholders of APUC and copies of all press releases, annual information forms, material change reports and similar disclosures filed by APUC with any securities commission or other Governmental Authority; and

(v)	reasonable prior written notice of any Capital Transaction involving Net Proceeds equal to or greater than Cdn. $5,000,000 or the Equivalent U.S. Dollar Amount.

(j)	Net Cash and Bank Accounts

The Borrower shall, and shall cause each of the other APCO Entities to make all such payments, declare and pay all such dividends, and do all such other acts and things as may be required for the Net Cash as the end of each calendar month to be deposited, within the following month, to a bank account of APCO with the Administrative Agent that is subject to a perfected Lien pursuant to one or more Security Documents executed in favour of the Administrative Agent, having the priority set out in Section 7.07;

(k)	Insurance

The Borrower shall, and shall cause each of the other APCO Entities to, maintain with responsible and reputable insurers, insurance in respect of its business and property against such casualties and contingencies (including, without limitation, public liability and business interruption) and in such types and in such amounts and with such deductibles and other provisions as are customarily maintained by Persons engaged in the same or similar businesses in the same jurisdictions under similar conditions. All such policies of insurance shall, subject to Permitted Encumbrances, record the Administrative Agent as a loss payee and mortgagee having the priority set out in Section 7.07. Provided that no Default or Event of Default has occurred and is continuing, any losses payable to the Lenders under any policy of insurance of any APCO Entity which are (i) less than Cdn. $1,000,000 shall be paid over to the Person suffering the loss; (ii) equal to or greater than Cdn. $1,000,000 and less than Cdn. $5,000,000, shall be paid over to the Person suffering the Loss to pay for costs and expenses incurred by any APCO Entities in rebuilding, repairing or replacing the property damaged or destroyed provided that the Borrower give written notice to the Administrative Agent of their intention to rebuild, repair or replace the property damaged or destroyed on or prior to the filing of all required proofs of claim; and (iii) equal to or greater than Cdn. $5,000,000, shall be paid over to the Borrower as and to the extent required to pay for costs and expenses incurred by the Borrower in rebuilding, repairing or replacing the property damaged or destroyed in accordance with a construction budget (a “Construction Budget”) to be approved by the Majority Lenders, acting reasonably. A Construction Budget shall be submitted to the Lenders for their consideration on or prior to the filing of any required proofs of claim in respect of the property damaged or destroyed. Any payments made under any policy of insurance which are not required to be paid over to the Borrower pursuant to this section shall be treated as Net Proceeds of a Capital Transaction and shall be subject to the provisions applying thereto; and

(l)	Information and Rights of Inspection

The Borrower shall, and shall cause each of the other APCO Entities to, provide or cause to be provided to the Lenders or any consultants appointed by the Lenders, such information in respect of the business, property and operations of the APCO Entities, as the Lenders or their consultants may from time to time reasonably require. The Lenders or any consultants acting on their behalf shall have the right, upon reasonable prior notice, to visit and inspect any Power Generation Facilities owned or controlled by any APCO Entities and to examine all physical and computer records with respect thereto, to examine and take extracts from and make copies of all books of account as they relate thereto and to discuss the affairs, finances and accounts thereof with, and to be advised in respect thereof by the officers, engineers, legal counsel and advisors of any APCO Entities, all at such reasonable times and intervals as the Lenders or their consultants may request. The reasonable out-of-pocket fees, costs and expenses of the Lenders and their consultants in connection with exercising or attempting to exercise any of their rights under this section shall be paid by the Borrower. Any such visit, inspection, examination or discussion shall be a right but not an obligation of the Lenders and the exercise of any such right by or on behalf of the Lenders shall not be deemed to be an exercise of supervision, charge, management, control or occupation by the Administrative Agent or any Lenders of any Power Generation Facilities owned or controlled by any APCO Entities or any source of contaminant located thereon for purposes of any applicable Environmental Laws. Prior to the occurrence of any Default, the use of other third party consultants shall be discussed with the Borrower prior to being retained with a view to minimizing the overall costs to the Borrower of all third party consultants, but recognizing the right of the Lenders to retain separate and independent third party consultants whenever they deem it to be in their best interests to do so.

9.02	Negative Covenants

So long as any Obligations remain outstanding or any Lender has any Commitments that have not been terminated, the Borrower (and APUC, in the case of Section 9.02(j) only) covenants and agrees as follows in favour the Finance Parties:

(a)	Indebtedness

The Borrower shall not, and shall cause each of the other APCO Entities not to create, incur, assume or permit to exist any Indebtedness, other than Permitted Indebtedness;

(b)	Liens

The Borrower shall not and shall cause each of the other APCO Entities not to, (i) grant, assume or permit to exist any Liens upon any Collateral, other than Permitted Encumbrances and (ii) enter into any control agreements with, or grant possession of any Collateral (for the purpose of perfecting any Lien) to, any Person, save and except for the Administrative Agent, the Refinancing Lenders (but provided that the Administrative Agent has a pari passu Lien with respect to such Collateral) or with respect to the St. Leon Collateral securing the St. Leon Senior Debt;

(c)	Capital Expenditures

The Borrower shall not and shall cause each of the other APCO Entities not to incur, commit or agree to incur any capital expenditures other than in respect of the maintenance or repair of, or to expand, existing Power Generation Facilities owned by APCO Entities;

(d)	Investments by APCO Entities

The Borrower shall not, and shall cause the other APCO Entities not to, make any Investments in any Persons, other than (i) Approved Reinvestments; (ii) provided no Default or Event of Default is existing at the time thereof or would exist immediately thereafter, Investments in other APCO Entities; and (iii) nominal Investments made in connection with the formation of New Purchasers;

(e)	Distributions

The Borrower shall not, and shall cause each of the other APCO Entities not to, make any Distributions, other than (i) Distributions by one APCO Entity to another APCO Entity (provided such Distribution is not prohibited by any other provisions hereof), and, (ii) provided no Default or Event of Default has occurred and is continuing a the time thereof or would exist immediately thereafter, cash dividends paid by APCO to the APCO Unit Holders in an aggregate amount not exceeding the Distributable Cash as at the end of the Fiscal Quarter most recently completed prior to the payment of the dividend;

(f)	No Mergers or Other Reorganizations

Other than pursuant to a Permitted Reorganization, the Borrower shall not, and shall cause each of the other APCO Entities not to, (i) terminate, liquidate, dissolve or wind up or take any steps or proceedings in connection therewith; or (ii) enter into any transaction (whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its property would become the property of any other Person;

(g)	Sale or Other Disposition

The Borrower shall not, and shall cause the other APCO Entities not to Transfer (i) any St. Leon Collateral, other than Transfers in the ordinary course of business that are consistent with past practices, or (ii) any other Collateral, other than (A) Transfers in the ordinary course of business that are consistent with past practices and prudent portfolio management, (B) to another APCO Entity provided that in the case of any Transfer or series of related Transfers involving Collateral having a fair market value that is equal to or greater than $5,000,000, (i) reasonable prior written notice thereof is given to the Administrative Agent and (ii) such Transfer does not affect the perfection and priority of the Administrative Agent’s Liens in such Collateral (as set out in Section 7.07 hereto) or (C) pursuant to a Permitted Reorganization or Capital Transaction;

(h)	Material Agreements

The Borrower shall not, and shall cause each of the other APCO Entities not to, without the prior written consent of the Majority Lenders, which consent shall not be unreasonably withheld, terminate, release, reduce, compromise, abate, waive or otherwise diminish any rights under any Material Agreement which would or could reasonably be expected to have an adverse effect on the business, operations or property of the Borrower or any other APCO Entity, any rights of the Administrative Agent or the Lenders under any Documents or on the value of the Collateral, except as required by Applicable Laws (statutory only);

(i)	Financial Year

The Borrower shall not, and shall cause each of the other APCO Entities not to, change its financial year end from December 31st of each year;

(j)	Business of APUC and other Non-APCO Entities

APUC shall not, and shall cause each of the other Non-APCO Entities not to carry on any business other that the power generation and utilities business in Canada and the United States of America or to, directly or indirectly own, or make any Investments in, any facilities, other than power generation and utilities facilities.

(k)	Business of APCO Entities

The Borrower shall not, and shall cause each of the other APCO Entities not to, carry on any business other that the power generation business in Canada and the United States of America or to, directly or indirectly own, or make any Investments in, any power generating Facilities, other than Power Generation Facilities. No Inactive APCO Entity is carrying on any active business. The assets of the each Inactive APCO Entity have an aggregate fair market value of less than $100,000 and the aggregate liabilities, actual and contingent, of each Inactive APCO Entity are less than $100,000.

(l)	Matters Affecting Perfection and Security

The Borrower shall not, and shall cause each of the other APCO Entities not to, (i) remove any Collateral to, or acquire any Collateral in, any jurisdiction in which the Liens of the Administrative Agent in the Collateral created by the Security Documents would be unperfected or would not constitute a prior perfected first Lien on the Personal Property Collateral and a first floating charge over the Real Property Collateral, subject only to Permitted Encumbrances; (ii) do any other act or thing that would require any further act by, or on behalf of, the Administrative Agent in order to perfect or maintain the perfection of the Liens created by the Security Documents in the Collateral, including, as applicable, changing its name, or the location of its chief executive office or governing jurisdiction in each case, without giving the Administrative Agent reasonable prior written notice of the intended removal or acquisition or other act or thing and executing and delivering all such additional Security Documents, financing statements, financing change statements and other documents and doing all such further acts and things as the Administrative Agent may reasonably require to ensure that the Security Documents constitute a prior perfected first Lien on the Personal Property Collateral and a first floating charge over the Real Property Collateral, subject only to Permitted Encumbrances, (iii) except as required by Applicable Laws, agree with any Person to cause any Collateral to become Special Property or (iv) permit any partnership or limited liability company that is an APCO Entity as of the date hereof to “opt-in” to Article 8 of the Uniform Commercial Code or Securities Transfer Act (Ontario) (or other local equivalent legislation), as applicable, save and except where such APCO Entity has, prior to the date hereof, “opted-in” in accordance with such legislation and delivered all certificates representing its Capital Stock to the Administrative Agent;

(m)	New APCO Entities

The Borrower shall not, and shall cause each of the other APCO Entities not to, incorporate, form or acquire any Person, other than New APCO Entities;

(n)	No Hostile Acquisitions

The Borrower shall not, and shall cause the other APCO Entities not to, acquire or attempt to acquire the Capital Stock of any Person without the Person first approving the acquisition;

(o)	No Speculative Hedging and Form of Hedging Agreements

The Borrower shall not, and shall cause each of the other APCO Entities not to, (i) enter into any Hedging Agreements, other than in the ordinary course of its business (which shall not include entering into any such agreements for speculative purposes) or (ii) enter into any Hedging Agreement with a Lender unless it is in the form of the 1992 or 2002 Master Agreement of the International Swaps Derivatives Association, Inc., or such other form as may be agreed by the Majority Lenders, and the agreement is designed to protect APCO or an APCO Entity (other than a St. Leon Entity) against fluctuations in interest rates, currency exchange rates and commodity prices relating to its day-to-day operations;

(p)	Non-Arm’s Length Transactions

The Borrower shall not, and the Borrower shall cause each of the other APCO Entities not to, with the exception of any transaction between APCO Entities or relating to any agreement permitted by this Section 9.02, repay any obligations owing to, or transfer any property (other than at fair market value for cash) to, or purchase any property (other than Permitted Acquisitions) from or otherwise enter into any transaction or agreement (other than on commercially reasonable terms) with, any Affiliate (or any Person who, after the completion of the transaction, would become an Affiliate) or any trustee, director, officer, employee, shareholder, unitholder, member or other Person not dealing at arm’s length (within the meaning of the Income Tax Act (Canada)).

9.03	Financial Covenants

(1) The Borrower (and APUC, in the case of Section 9.03(1)(c) only) shall:

(a)	maintain the ratio (the “Fixed Charge Ratio”) of Consolidated Adjusted EBITDA of APCO minus Consolidated Capital Expenditures of APCO and consolidated cash Taxes of APCO to the Consolidated Fixed Charges of APCO of not less than 2.00:1.00, on a rolling 12 month basis, tested quarterly as at the end of each Fiscal Quarter;

(b)	maintain a ratio (the “Leverage Ratio”) of Consolidated Indebtedness of APCO to Consolidated Adjusted EBITDA of APCO of not more than 4.00 to 1.00, on a rolling 12 month basis, tested quarterly as at the end of each Fiscal Quarter;

(c)	maintain a ratio of Consolidated Indebtedness of APUC to Consolidated Capital of APUC of not more than .65 to 1.00, tested quarterly as at the end of each Fiscal Quarter;

(d)	maintain a ratio of Combined Priority Debt of APCO to Total Assets of APCO of not more than .25 to 1.00, tested quarterly as at the end of each Fiscal Quarter; and

(e)	maintain a ratio of the aggregate amount of all Guarantees of the Borrower and the other APCO Entities (without duplication) to consolidated assets of the Borrower of not more than .15 to 1.00.

(2) The Borrower and APUC shall calculate compliance with the ratios set out in Sections 9.03(1)(a), 9.03(1)(1)(b), 9.03(1)(c) and 9.03(1)(d) that apply to it, as at the end of each Fiscal Quarter, and shall deliver to the Administrative Agent as provided for pursuant to Sections 9.01(i)(i) and 9.01(i)(ii), a Compliance Certificate setting out such calculation, in reasonable detail, at the same time as it is required to deliver its consolidated financial statements in respect of the period pursuant to Sections 9.01(i)(i) and 9.01(i)(ii).

(3) In the event that during the period (in this subsection, the “Determination Period”) for which any of the foregoing ratios is being calculated, any of the Consolidated Entities shall have sold or acquired any property to or from any Person, other than another Consolidated Entity (or a Person who would become a Consolidated Entity upon the completion of the transaction), out of the ordinary course of its business, and incurred, assumed or repaid any Indebtedness in connection therewith, the foregoing ratios shall be calculated giving pro forma effect to each such event as if such sale or acquisition and the incurring, assumption or repayment of any such Indebtedness occurred on the first day of the Determination Period. If any Indebtedness bearing interest at a floating rate of interest is being given pro forma effect, the interest on such Indebtedness shall be calculated using the floating rate in effect at the end of the Determination Period, and if the Indebtedness is revolving, using the average daily balance of the Indebtedness for the period during the Determination Period that it was outstanding.

9.04	Lenders Entitled to Perform Covenants

In the event that any APCO Entity shall fail to perform any obligation under any Document, the Administrative Agent, on behalf of the Lenders, may, but shall not be under any obligation to, do so. The performance by the Administrative Agent of any such obligations shall not constitute a waiver by the Administrative Agent or the Lenders of any of their rights hereunder or under any other Documents or relieve the APCO Entity from its default or any consequences thereof. Any payment made by the Administrative Agent in connection with the performance of any obligations of an APCO Entity shall constitute a Cdn. Prime Rate Loan, payable by APCO on demand, in the case of any payment in Cdn. Dollars, and a US Base Rate Loan, payable by the APCO on demand, in the case of any payment in US Dollars.

ARTICLE 10

EVENTS OF DEFAULT

10.01	Events of Default

The occurrence of any of the following events shall constitute an “Event of Default” under this Agreement:

(a)	Payment Default

The Borrower shall fail to (i) pay the Outstanding Principal Amount of any Advance or any amount payable pursuant to Sections 2.04(1), 2.04(2), 2.04(3) or 2.04(4), when due; (ii) make any deposits with the Administrative Agent as and when required pursuant to Sections 2.04(5) or 9.01(j); (iii) pay any other amount payable by the Borrower to the Administrative Agent or any Lender under this Agreement and such failure shall remain unremedied 3 Business Days after written notice thereof is given to the Borrower by the Administrative Agent or (iv) perform or observe Section 9.01(g);

(b)	Other Material Covenant Defaults

Subject to the other provisions of this Section 10.01, the Borrower or APUC shall fail to perform or observe any term, covenant or agreement under Sections 7.01, 7.02, 7.03, 7.04, 7.05, 7.06, 7.07, 9.01(b), 9.01(c), 9.01(d), 9.01(e), 9.01(f), 9.01(h),9.01(i), 9.01(j), 9.01(k), 9.01(l), 9.02 or 9.03(1), and such failure shall remain unremedied 10 Business Days after the earlier of (i) a Responsible Representative of the Borrower first becoming aware of such failure; and (ii) written notice thereof being given to the Borrower by the Administrative Agent;

(c)	Other Document Defaults

Subject to the other provisions of this Section 10.01, any Obligor shall fail to perform or observe any term, covenant or agreement under any Documents, and such failure shall remain unremedied 15 Business Days after written notice thereof is given to the Borrower by the Administrative Agent;

(d)	Misrepresentation

Any representation, warranty or statement made or deemed to be made by any Obligor pursuant to any Documents or any certificate delivered on behalf of any Obligor in connection with any Documents, shall prove to have been incorrect in any material respect when made or deemed to have been made;

(e)	Hedging Agreement Defaults

Any APCO Entity shall fail to perform or observe any term, covenant or agreement under any Secured Hedging Agreement and such failure continues beyond the expiry of any applicable grace periods;

(f)	Change in Enforceability and Priority

Any Document or any part thereof shall for any reason, other than the fault of the Administrative Agent or any Lender, cease to be in full force and effect or any Liens created by any Security Documents shall for any reason, other than the fault of the Administrative Agent or any Lender or as expressly provided for in the relevant Security Document, cease to be perfected or have the priority set out in Section 7.07, subject only to Permitted Encumbrances or the validity or enforceability of any Document is disputed by any APUC Entities or any other Related Parties;

(g)	Default under Other Indebtedness

Any APCO Entity shall fail to pay any amount in respect of any Indebtedness which is outstanding in an aggregate principal amount in excess of Cdn. $5,000,000 (or the equivalent amount in any other currency), when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness or any other event shall occur or condition shall exist, and shall continue after the applicable grace period, if any, specified in any agreement or instrument relating to such Indebtedness, if the effect of such event or condition is to accelerate, or to permit the acceleration of, the maturity of such Indebtedness or such Indebtedness shall be declared to be due and payable prior to the stated maturity thereof;

(h)	Winding-up, Liquidation or Dissolution

Any order is made or resolution passed for the winding-up, liquidation or dissolution of any Obligor, other than pursuant to a Permitted Reorganization;

(i)	Reorganization

Any amalgamation, merger, consolidation or other reorganization of any Obligor, other than pursuant to a Permitted Reorganization;

(j)	Ceasing to Carry on Business

Any Obligor shall cease or threaten to cease to carry on its business or abandons or threatens to abandon any material property, other than pursuant to a Permitted Reorganization;

(k)	Voluntary Insolvency Actions

Any Obligor institutes proceedings for its winding-up, liquidation or dissolution, or takes any actions to become a voluntary bankrupt, or consents to the filing of any bankruptcy proceeding against it, or files any proposal, notice of intention to make a proposal, petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under any bankruptcy or other similar law or consents to the filing of any such petition, or to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy or insolvency of all or any material property of any Obligor, or makes any assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due or commits any other act of bankruptcy, or any action is taken by any Principal Obligor in furtherance of any of the foregoing;

(l)	Insolvency Proceedings

Any court having jurisdiction enters a decree or order adjudging any Obligor a bankrupt or insolvent, or approving a petition seeking reorganization, readjustment, arrangement, composition or similar relief under any bankruptcy or other similar law, or a decree or order of a court having jurisdiction for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy or insolvency of all or a substantial part of the undertaking or property of any Obligor, or for the winding-up, dissolution or liquidation of its affairs, is entered and such decree, order or petition is not contested and the effect thereof stayed, or any material property of any Obligor is sequestered or attached and is not returned to the possession of the Obligor or released from such attachment within 10 Business Days thereafter;

(m)	Appointment of Receiver

If a receiver, manager, receiver and manager, trustee, custodian or other similar official is appointed in respect of any Obligor or any material part of its property and such appointment is not being contested diligently and in good faith by the Obligor and has not been discharged, dismissed or stayed within 10 Business Days;

(n)	Encumbrances

Any encumbrancer takes possession of any material property of any Principal Obligor, or if a distress or execution or any similar process is levied or enforced against any material property of any Principal Obligor, and such distress, execution or similar process has not been discharged, dismissed or stayed within 10 Business Days;

(o)	Unpaid Judgments

Any judgment or order for the payment of money (other than a judgment covered by insurance and as to which the insurer has not denied coverage) in excess of Cdn. $1,000,000 (or the equivalent amount in any other currency) shall be rendered against the Borrower and there shall be any period of 10 Business Days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(p)	Ownership of APCO

APUC ceases to own, directly or indirectly, less than 100% of all of the issued and outstanding Capital Stock in APCO;

(q)	Failure to Remain a Reporting Issuer in Good Standing

APUC shall cease to be a “reporting issuer” under the Securities Act (Ontario), shall be included in any list of defaulting reporting issuers maintained by the Ontario Securities Commission pursuant to the Securities Act (Ontario) (provided that in the event that APUC is included on any such list through inadvertence, such inclusion will not constitute an Event of Default if APUC is removed from such list shortly after APUC first becomes aware of its inclusion) or shall cease to have its common shares posted and listed for trading on the Toronto Stock Exchange; or

(r)	Material Adverse Change

The Majority Lenders shall have determined in good faith that an event has occurred that, directly or indirectly, has resulted, or can reasonably be expected to result, in a Material Adverse Change.

10.02	Rights and Remedies

(1) Upon the occurrence of an Event of Default, and at any time thereafter unless and until such Event of Default has been waived by the Majority Lenders or cured to the satisfaction of the Majority Lenders (pursuant to the procedures in Section 13.01), the Administrative Agent shall, upon the request and direction of the Majority Lenders, by written notice to the Borrower take any of the following actions:

(a)	Termination of Commitments

Declare the Commitments terminated whereupon the Commitments shall be immediately terminated;

(b)	Acceleration

Declare the unpaid principal of and any accrued interest in respect of all Loans, any reimbursement obligations arising from drawings under Letters of Credit and any and all other Obligations of any and every kind owing by the Borrower to the Administrative Agent or any Lenders hereunder to be due whereupon the same shall be immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower;

(c)	Cash Collateral

Direct the Borrower to pay (and the Borrower agrees that upon receipt of such notice, or upon the occurrence of an Event of Default under Sections 10.01(k) or 10.01(l), it will immediately pay) to the Administrative Agent (i) additional cash in an amount equal to the aggregate undrawn face amount of all then outstanding Letters of Credit; (ii) additional cash in an amount equal to the aggregate Outstanding Principal Amount of all Bankers’ Acceptances then outstanding; and (iii) additional cash in an amount equal to the Maximum Sanger LC Amount; in each case, to be held by the Administrative Agent, for the benefit of the Lenders in a cash collateral account as additional security for the Obligations, including any Obligations relating to any future Sanger LC Payment Advances to be made and paid to the Sanger LC Bank; and

(d)	Enforcement of Rights

Enforce any and all Liens and other rights and interests created and existing under the Documents and all rights of set-off.

(2) Notwithstanding the foregoing, if an Event of Default specified in Section 10.01(k) or 10.01(l) shall occur, then the Commitments shall automatically terminate and all Obligations owing to the Administrative Agent or any Lenders hereunder shall automatically and immediately become and be due and payable without the giving of any notice or other action by the Administrative Agent or any Lenders.

10.03	Remedies Not Exclusive

The Borrower expressly agrees that the rights and remedies of the Finance Parties under the Documents are cumulative and in addition to, and not in substitution for, any other rights or remedies. Any single or partial exercise by the Administrative Agent or any Lenders of any rights or remedies for a default or breach of any term, covenant, condition or agreement under any Documents shall not constitute or be deemed a waiver of or alter, affect or prejudice any other rights or remedies to which the Administrative Agent or any Lenders may be lawfully entitled for the same default or breach. Any waiver by the Administrative Agent or any Lenders of the strict observance of, performance of or compliance with any term, covenant, condition or agreement under any Documents and any indulgence granted, either expressly or by course of conduct, by the Administrative Agent or any Lenders shall be effective only in the specific instance and for the purpose given and shall not constitute or be deemed a waiver of any other rights or remedies of the Administrative Agent or any Lenders as a result of any other default.

ARTICLE 11

[INTENTIONALLY DELETED]

ARTICLE 12

THE AGENT AND THE LENDERS

12.01	Authorization and Action

(1) Each Lender irrevocably appoints and authorizes the Administrative Agent to take such actions as agent on its behalf and to exercise such powers under this Agreement as are delegated to it by the terms of this Agreement, and such other powers as are reasonably incidental thereto which it may be necessary for the Administrative Agent to exercise in order for the provisions of the Documents to be carried out. As to any matters not expressly provided for by this Agreement, the Administrative Agent shall act or refrain from acting (and shall be fully protected in so doing) upon the joint instructions of the Majority Lenders which instructions shall be binding upon all Lenders. The Administrative Agent shall not be required to take any action pursuant to such instructions or otherwise which (i) exposes it to personal liability, (ii) is contrary to this Agreement or Applicable Laws, (iii) would require the Administrative Agent to become registered to do business in any jurisdiction, or (iv) would subject the Administrative Agent to taxation. Each Lender acknowledges and agrees that, prior to the termination of the Commitments and the repayment in full of all Obligations (other than those Obligations arising under any Continuing Secured Hedging Agreements), no Lender may take independent legal action to enforce any obligation of the Borrower or any other Obligor hereunder (any such action to be taken by the Administrative Agent upon the decision of the Majority Lenders). Each Lender hereby acknowledges that, prior to the termination of the Commitments and the repayment in full of all Obligations (other than those Obligations arising under any Continuing Secured Hedging Agreements) and to the extent permitted by Applicable Law, the Security Documents and the remedies provided thereunder to the Lenders are for the benefit of the Administrative Agent and Lenders collectively and acting together and not severally, and further acknowledges that, prior to the termination of the Commitments and the repayment in full of all Obligations (other than those Obligations arising under any Continuing Secured Hedging Agreements), each Lender’s rights hereunder and under the Security Documents are to be exercised collectively, not severally, by the Administrative Agent upon the decision of the Majority Lenders.

(2) The Administrative Agent has no duties or obligations other than as expressly set out in this Agreement. Nothing contained herein shall be construed or is intended to impose any other duties (including fiduciary duties) or obligations on the Administrative Agent. The Administrative Agent may execute or perform, and may delegate the execution and performance of, any of its powers, rights, duties or discretion under the Documents through or to any Persons designated by it and references in any Document to the Administrative Agent shall be deemed to include any such Persons.

(3) The Administrative Agent is not obliged to (i) take or refrain from taking any action or exercise or refrain from exercising any right or discretion under the Documents, or (ii) incur or subject itself to any cost in connection with the Documents, unless it is first specifically indemnified or furnished with security by the Lenders on a rateable basis, in form and substance satisfactory to the Administrative Agent (which may include further agreements of indemnity or the deposit of funds or security).

(4) The Administrative Agent shall promptly deliver to each Lender any notices, reports or other communications contemplated under this Agreement and intended for the benefit of the Lenders.

12.02	No Liability

Neither the Administrative Agent nor its directors, officers, agents or employees shall be liable to any Lender for any action taken or omitted to be taken by it or them in connection with the Documents except for its or their own gross negligence or wilful misconduct. Without limiting the generality of the foregoing, the Administrative

Agent (i) may treat any Lender as the payee of amounts attributable to the Lender’s Commitments unless and until the Administrative Agent receives an agreement in the form contemplated in Section 13.10, (ii) may consult with legal counsel (including legal counsel for the Borrower), independent accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in accordance with their advice, (iii) makes no representation or warranty to any Lender and shall not be responsible to any Lender for the form, substance, accuracy or completeness of any Document or any other documents or information made available to the Lenders, or for any statements, representations or warranties made in connection with this Agreement or any other Documents, (iv) has no duty to inspect the property (including books and records) of the Borrower or any other Person, (v) has no duty to ascertain or enquire as to the existence of a Default or an Event of Default or the observance of any of the terms or conditions of the Documents, (vi) is not responsible to any Lender for the execution, validity, enforceability, genuineness, sufficiency or value of any of the Documents or any Collateral, and (vii) shall incur no liability by acting upon any notice, consent, certificate or other instrument believed by it to be genuine and signed or sent by the proper Person.

12.03	Accommodations by Administrative Agent

With respect to its Commitment and the Advances made by it in its capacity as a Lender, the Administrative Agent has the same rights and powers under this Agreement as any other Lender and may exercise such rights and powers as though it were not the Administrative Agent. The term “Lender” or “Lenders” shall, unless otherwise expressly indicated, include the Administrative Agent in its individual capacity. The Administrative Agent and its Affiliates may accept deposits from, lend money to, act as trustee under indentures of, and generally engage in any kind of business with, any APUC Entities, any Related Parties or any Person who may do business with or own securities of such Persons, all as if it were not the Administrative Agent and without any duty to account to the Lenders.

12.04	Security and Payments

(1) The Security Documents shall be held by the Administrative Agent for its benefit as Administrative Agent and the rateable benefit of the Lenders and any proceeds from any realization of the Security Documents shall be applied in payment of outstanding Obligations in accordance with Section 2.09 (whether such Security Documents are held in the name of the Administrative Agent or in the name of any one or more of the Lenders and without regard to any priority to which any Lender may otherwise be entitled under Applicable Laws).

(2) Without prejudice to the foregoing, each Lender hereby irrevocably appoints and authorizes National Bank of Canada (and any successor acting as Administrative Agent) to act as the person holding the power of attorney (fondé de pouvoir) (in such capacity “Attorney”) of the Lenders as contemplated under Article 2692 of the Civil Code of Quebec, and to enter into, to take and to hold on their behalf, and for their benefit, any hypothec, and to exercise such powers and duties which are conferred upon the Attorney under any hypothec and the Administrative Agent agrees to act in such capacity. Moreover, without prejudice to such appointment and authorization to act as the person holding the power of attorney as aforesaid, each Lender hereby irrevocably appoints and authorizes National Bank of Canada (and any successor acting as Administrative Agent) (in such capacity, the “Custodian”) to act as agent and custodian for and on behalf of the Lenders to hold and to be the sole registered holder of any bond which may be issued under any hypothec, the whole notwithstanding Section 32 of the Act respecting the special powers of legal persons (Quebec) or any other Applicable Law. In this respect (i) the Custodian shall keep a record indicating the names and addresses of, and the pro rata portion of the Obligations secured by any pledge of any such bond and owing to each Lender, and (ii) each Lender will be entitled to the benefits of any Collateral covered by any hypothec and will participate in the proceeds of realization of any such Collateral, the whole in accordance with the terms hereof.

(3) Each of the Attorney and the Custodian shall (i) have the sole and exclusive right and authority to exercise, except as may be otherwise specifically restricted by the terms hereof, all rights and remedies given to the Attorney and the Custodian (as applicable) pursuant to any hypothec, bond, pledge, Applicable Law or otherwise, (ii) benefit from and be subject to all provisions hereof with respect to the Administrative Agent, mutatis mutandis, including, all such provisions with respect to the liability or responsibility to and indemnification by the Lenders, and (iii) be entitled to delegate from time to time any of its powers or duties under any hypothec, bond, or pledge on such terms and conditions as it may determine from time to time.

(4) Any Person who becomes a Lender shall be deemed to have consented to and confirmed (i) the Attorney as the person holding the power of attorney as aforesaid and to have ratified, as of the date it becomes a Lender, all actions taken by the Attorney in such capacity, and (ii) the Custodian as the agent and custodian as aforesaid and to have ratified, as of the date it becomes a Lender, all actions taken by the Custodian in such capacity.

(5) Each Lender agrees with the other Lenders that it will not, without the prior consent of the other Lenders, take or obtain any Lien on any present or after-acquired undertaking or property of any Obligors to secure payment or performance of any obligations of any Obligors under any Documents, except for the benefit of all Lenders or as may otherwise be required by law.

(6) If any Lender obtains any payment (whether voluntary, involuntary or through the exercise of any right of set-off or realization of any Security Documents) on account of Advances made by the Lender (other than amounts paid pursuant to Section 13.06) in excess of its rateable share of payments obtained by all the Lenders, the Lender shall account to and pay over to the other Lenders their rateable share and shall, upon request, immediately purchase from the other Lenders such participations in the Advances made by the other Lenders as shall be necessary to cause the purchasing Lender to share the excess payment rateably with the other Lenders. If all or any portion of the excess payment is recovered from the purchasing Lender, the purchase price shall be rescinded and each Lender shall repay to the purchasing Lender the purchase price to the extent of the recovery together with an amount equal to the Lender’s rateable share (according to the proportion that the amount the Lender’s required repayment bears to the total amount recovered from the purchasing Lender) of any interest or other amount paid by the purchasing Lender in respect of the total amount recovered. The Lender purchasing a participation from another Lender pursuant to this Section may, to the fullest extent permitted by law, but subject to Section 13.11, exercise all of its rights of payment (including any right of set-off) with respect to such participation as fully as if the Lender where a direct creditor of the Borrower in the amount of the participation and the Borrower expressly acknowledge the creation of such right.

12.05	Credit Decisions

Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement.

12.06	Indemnification

Each Lender shall indemnify and save the Administrative Agent harmless (to the extent not reimbursed by the Obligors) rateably from any Claim or Loss suffered by, imposed upon or asserted against the Administrative Agent as a result of, or arising out of, the Documents or any action taken or omitted by the Administrative Agent under the Documents provided that no Lender shall be liable for any part of a Claim or Loss resulting from the gross negligence or wilful misconduct of the Administrative Agent, in its capacity as agent. Without limiting the foregoing, each Lender shall reimburse the Administrative Agent upon demand for its rateable share of any out-of-pocket expenses incurred by the Administrative Agent in connection with the preparation, execution, administration or enforcement of, or legal advice in respect of any rights or responsibilities under the Documents (to the extent not reimbursed by the Obligors).

12.07	No Implied Liability to Other Lenders

Except as otherwise expressly provided in this Agreement, none of the Lenders has or shall have any duty or obligation, or shall in any way be liable to any other Lenders in respect of any Documents or any actions taken or omitted to be taken in connection therewith.

12.08	Successor Administrative Agents

The Administrative Agent may resign at any time by giving written notice to the Lenders and the Borrower, such resignation to be effective upon the appointment of a successor Administrative Agent. Upon notice of a resignation, the Majority Lenders shall have the right to appoint a successor Administrative Agent from among the Lenders. If no successor Administrative Agent is appointed or has accepted the appointment within thirty days after the retiring Administrative Agent’s notice of resignation, then the retiring Administrative Agent shall, on behalf of the Lenders, appoint a bank, chartered under the Bank Act (Canada) and having a branch in Montreal, Quebec, as the successor Administrative Agent, unless an Event of Default has occurred and is continuing, in which case, the retiring Administrative Agent may appoint any Person as the successor Administrative Agent. Upon the acceptance by a successor Administrative Agent of its appointment, the successor Administrative Agent shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent and the retiring Administrative Agent shall be discharged from its duties and obligations under this Agreement. After any retiring Administrative Agent’s resignation, the provisions of this Article shall enure to its benefit as to any actions taken or omitted to be taken by it while it was the Administrative Agent under this Agreement.

12.09	Secured Hedging Agreements

Notwithstanding that the Obligations under any Secured Hedging Agreement are secured by the Liens granted under and pursuant to the Security Documents, prior to the termination of all Commitments and the repayment in full of all Obligations, other than those Obligations arising under any Secured Hedging Agreements, all decisions regarding the administration and enforcement of the Security Documents shall be made by the Administrative Agent and Majority Lenders, and any Administrative Agent or Lender which is also a counterparty under any Secured Hedging Agreement shall not, in its capacity as a counterparty under any Secured Hedging Agreement, have any voting rights under this Agreement and no other right whatsoever to participate in any decisions regarding the administration or enforcement of the Security Documents. After termination of all Commitments and repayment in full of all Obligations other than any Obligations arising under and pursuant to the Secured Hedging Agreements, all decisions regarding the administration and enforcement of the Security Documents shall be made by the Administrative Agent on instructions from any Lender with exposure owed under and pursuant to any Continuing Secured Hedging Agreement (as defined in Section 12.10).

12.10	Continuing Secured Hedging Agreements

If, after the Maturity Date, the termination of all Commitments and the repayment in full of all CDN Prime Rate Loans, US Base Rate Loans, LIBOR Loans, Bankers Acceptances and Letters of Credit and any other Obligations under and pursuant hereto (but not including any amounts owing under any Secured Hedging Agreements which are not terminated on and as of the Maturity Date), any Obligations under and pursuant to any Secured Hedging Agreements which are not, by their terms or otherwise, terminated on and as of the Maturity Date (the “Continuing Secured Hedging Agreements”) remain outstanding, the Administrative Agent may resign at any time by giving written notice to the Lenders with Continuing Secured Hedging Agreements, such resignation to be effective immediately upon the appointment of a successor Administrative Agent. Upon delivery of such a notice of resignation, the Lenders holding 66% of the exposure owed under and pursuant to the Continuing Secured Hedging Agreements shall appoint a successor Administrative Agent from among the Lenders that are counterparty to a Continuing Secured Hedging Agreement. Upon the appointment of the successor Administrative Agent, the successor Administrative Agent shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent under and pursuant to the Security Documents and the retiring Administrative Agent shall be discharged from its duties and obligations under such Security Documents.

ARTICLE 13

MISCELLANEOUS

13.01 Amendment

(1) Subject to Subsections (2) and (3), no amendment or waiver of any provisions of any Documents, nor consent to any departure by the Borrower or any other Person from such provisions, is effective unless in writing and approved by the Majority Lenders. Any amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose given.

(2) Only written amendments, waivers or consents signed by all of the Lenders, shall (i) increase a Lender’s Commitment (it being understood that waivers or modifications of conditions precedent, covenants, Defaults or Events of Default or of a mandatory reduction in the Commitments or the Maximum Credit Limit shall not constitute an increase of the Commitment of any Lender, and that an increase in the available portion of any Commitment of any Lender shall not constitute an increase of the Commitment of such Lender) or subject any Lender to any additional obligation, (ii) reduce the principal or amount of, or interest on, any outstanding Advances or any fees payable by the Borrower under this Agreement, (iii) postpone any date fixed for any payment of principal of, or interest on any outstanding Advances or fees payable by the Borrower under this Agreement, (iv) change the percentage of the Commitments, or the number or percentage of Lenders required for any of the Lenders or the Administrative Agent to take any action, (v) release all or substantially all of the Collateral or terminate any Security Documents (except as contemplated by this Agreement or the relevant Security Document), or (vi) amend this subsection.

(3) Only written amendments, waivers or consents signed by the Administrative Agent and the Majority Lenders shall affect the rights or duties of the Administrative Agent under the Documents.

13.02 Waiver

No failure on the part of the Administrative Agent or any Lender to exercise, and no delay in exercising, any right under any of the Documents shall operate as a waiver of such right, nor shall any single or partial exercise of any right under any of the Documents preclude any other or further exercise of such right or the exercise of any other right.

13.03	Evidence of Indebtedness and Borrowing Notices

(1) The Indebtedness of the Borrower resulting from Advances under the Credit shall be evidenced by the records of the Lenders (or the Administrative Agent acting on behalf of the Lenders) which shall constitute prima facie evidence of such indebtedness.

(2) Prior to the receipt of any Borrowing Notice, the Administrative Agent may act upon the basis of a notice by fax (containing the same information as required to be contained in the Borrowing Notice) believed by it in good faith to be from an authorized person representing the Borrower. In the event of a conflict between the Administrative Agent’s record of any Advance and the Borrowing Notice, the Administrative Agent’s record shall prevail, absent manifest error.

13.04 Notices

Any notice or other communication required or permitted to be given under this Agreement shall, except as otherwise permitted, be in writing and given by delivering it or sending it by telecopy or other similar form of recorded communication addressed, if to the Borrower, to the Borrower at: Algonquin Power Co., 2845 Bristol Circle, Oakville, Ontario, L6H 7H7, Attention: Chief Executive Officer, Telephone: (905) 465-4500, Telecopier: (905) 465-4540; if to APUC, to APUC at: Algonquin Power & Utilities Corporation, 2845 Bristol Circle, Oakville, Ontario, L6H 7H7, Attention: Chief Executive Officer, Telephone: (905) 465-4500, Telecopier: (905) 465-4540; if to the Administrative Agent for purposes of all Borrowing Notices, Payment Notices, financial and other information, to the Administrative Agent at: Loan Administration, Customer Service Center, 603 – 5650, Iberville Street Transit No. 08971, Montreal, Quebec, H2G 2B3, Attention: Manager, Telecopier: (514) 271-5294, email: syndication@fds.bnc.ca; if to the Administrative Agent for any other purposes, to the Administrative Agent at: National Bank of Canada, 1155 Metcalfe Street, Montreal, Quebec, H3B 4S9, Attention: Director, Telecopier: (514) 394-7850; and if to a Lender, to the Lender at the address shown on the signing page of this Agreement or as provided in the agreement creating the Lender’s Commitment. Any communication shall be deemed to have been validly and effectively given (i) if personally delivered, (A) on the date of such delivery, if such date is a Business Day and such delivery was made prior to 3:00 p.m. (Montreal time); or (B) on the Business Day following the date of delivery in all other cases; or (ii) if transmitted by facsimile or similar means of recorded communication, (A) on the date of such transmission if such date is a Business Day and such transmission was received prior to 3:00 p.m. (Montreal time); or (B) on the Business Day following the date of transmission, in all other cases. Any party may change its address by giving notice of the change to the other parties (or, in the case of APUC and the Borrower, to the Administrative Agent) in accordance with this section.

13.05 Confidentiality

(1) Each of the Finance Parties agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (i) to it, its Affiliates and its and its Affiliates’ respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (ii) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (iii) to the extent required by Applicable Laws (including by regulations or any subpoena or similar legal process), (iv) to any other party hereto, (v) in connection with the exercise of any remedies hereunder or under any other Document or any action or proceeding relating to this Agreement or any other Document or the enforcement of rights hereunder or thereunder, (vi) subject to an agreement containing provisions substantially the same as those of this Section, to (A) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (B) any actual or prospective counterparty (or its advisors) to any swap, derivative, credit-linked note or similar transaction relating to the Borrower and their obligations, (vii) with the consent of the Borrower or (viii) to the extent such Information (A) becomes publicly available other than as a result of a breach of this Section or (B) becomes available to the Administrative Agent or any Lender on a non-confidential basis from a source other than an APUC Entity. For purposes of this Section, “Information” means all information received in connection with this Agreement from any APUC Entities relating to any APUC Entities or any or any of their respective businesses, other than any such information that is available to the Administrative Agent or any Lender on a non-confidential basis prior to such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. In addition, the Administrative Agent may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the facilities provided hereunder as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), it being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to make available to the public only such Information as such person normally makes available in the course of its business of assigning identification numbers.

(2) In addition, and notwithstanding anything herein to the contrary, the Administrative Agent may provide the information described on Schedule “K” Loan Market Data Template concerning the Borrower and the Revolving Credit to Loan Pricing Corporation and other recognized trade publishers of information for general circulation in the loan market.

13.06	Costs, Expenses and Indemnity

(1) The Borrower shall, whether or not the transactions contemplated in this Agreement are consummated, indemnify and hold the Administrative Agent and each Lender and its officers, directors, employees and agents (collectively, the “Indemnified Persons”) harmless from, and shall pay to an Indemnified Person on demand any amounts required to compensate the Indemnified Person for, any Claim or Loss suffered by, imposed on, or asserted against, the Indemnified Person as a result of, connected with or arising out of (i) the preparation, execution and delivery of, preservation of rights under, enforcement of, and refinancing, renegotiation, or restructuring of, the Documents and any related amendment, waiver or consent, (ii) a default (whether or not constituting a Default or an Event of Default) by any Obligor under any Documents, (iii) any proceedings brought against the Indemnified Person due to its entering into any of the Documents and performing its obligations under the Documents, except to the extent caused by the gross negligence or wilful misconduct of the Indemnified Person; and (iv) the issuance of any Letter of Credit or of any failure by the Issuing Lender to make any payment under any Letter of Credit as a result of any Applicable Law, control or restriction rightfully or wrongfully exercised or imposed by any Governmental Authority.

(2) If, with respect to any Lender, (i) any change in Applicable Laws of general application, or any change in the interpretation or application thereof, occurring or becoming effective after this date, or (ii) compliance by the Lender with any direction, request or requirement (whether or not having the force of law) of any Governmental Authority (having jurisdiction over the Lender) made or becoming effective after this date, has the effect of causing Loss to the Lender or reducing the Lender’s rate of return by increasing the cost to the Lender of performing its obligations under this Agreement or in respect of any outstanding Advances (including the costs of maintaining any capital, reserve or special deposit requirements but other than a reduction resulting from a higher rate or from a change in the calculation of income or capital tax relating to the Lender’s income or capital in general), requiring the Lender to maintain or allocate any capital or additional capital or affecting its allocation of capital in respect of its obligations under this Agreement or in respect of any outstanding Advances, reducing any amount payable to the Lender under this Agreement or in respect of any outstanding Advances by any material amount, causing the Lender to make any payment or to forego any return on, or calculated by reference to, any amount received or receivable by the Lender under this Agreement or in respect of any outstanding Advances, or otherwise reducing the effective return to the Lender under this Agreement or in respect of any outstanding Advances as a result of entering into this Agreement, then the Lender may give notice to the Borrower specifying the nature of the event giving rise to such Loss and the Borrower may either, (A) on demand, pay such amounts as the Lender specifies is necessary to compensate it for any such Loss, or (B) provided no Loss has yet been suffered by the Lender or the Borrower has paid the compensating amount to the Lender, pay all outstanding Obligations and Required Cash Collateral Payments and terminate the Lender’s Commitment. A certificate as to amounts due pursuant to this Section 13.06(2), submitted in good faith by the Lender to the Borrower shall be conclusive and binding for all purposes, absent manifest error.

(3) The Borrower shall pay to each Lender on demand any amounts required to compensate the Lender for any Loss suffered or incurred by it as a result of (i) any payment being made (due to acceleration of the maturity of any Advance pursuant to ARTICLE 10, a mandatory or optional prepayment of principal or otherwise) in respect of a Bankers’ Acceptance or LIBOR Loan, other than on maturity or on the last day of a LIBOR Period applicable to the Loan, as the case may be, (ii) the failure of the Borrower to give any notice in the manner and at the times required by this Agreement, (iii) the failure of the Borrower to effect a Borrowing in the manner and at the time specified in any Borrowing Notice, or (iv) the failure of the Borrower to make a payment or a mandatory repayment in the manner and at the time specified in this Agreement. A certificate as to the amount of any Loss submitted in good faith by the Lender to the Borrower shall be conclusive and binding for all purposes, absent manifest error.

13.07	Environmental Indemnity

The Borrower shall indemnify and hold each Indemnified Person harmless from and against any and all Claims and Losses incurred or suffered by, or asserted against, the Indemnified Person with respect to or as a direct or indirect result of, (i) the presence on or under or any Release or likely Release of any Hazardous Substances from any Facilities or any other properties owned or used by or in respect of which any APCO Entities have any economic or other interest; or (ii) the breach of any Environmental Laws by any mortgagor, owner, lessee or occupant of any such properties.

13.08	Taxes and Other Taxes

(1) All payments to a Finance Party by the Borrower under any of the Documents shall be made free and clear of and without deduction or withholding for any Indemnified Taxes, unless such Indemnified Taxes are required by Applicable Laws to be deducted or withheld. If the Borrower shall be required by Applicable Laws to deduct or withhold any Indemnified Taxes (“Withholding Taxes”) from or in respect of any amount payable under any of the Documents, (i) the amount payable shall be increased (and for greater certainty, in the case of interest, the amount of interest shall be increased) as may be necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to any additional amounts paid under this Section), the Finance Party receives an amount equal to the amount it would have received if no such deduction or withholding had been made, (ii) the Borrower shall make such deductions or withholdings, and (iii) the Borrower shall immediately pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with Applicable Laws.

(2) The Borrower agrees to immediately pay any present or future stamp or documentary Taxes or any other similar Taxes (all such Taxes being collectively referred to as “Document Taxes”) which arise from any payment made by the Borrower under any Documents or from the execution, delivery or registration of, or otherwise with respect to, any Documents.

(3) The Borrower shall indemnify each Finance Party on demand for any Loss suffered or incurred by the Finance Party as a result of the failure by the Borrower to pay any Withholding Taxes or Document Taxes in accordance with this Section.

(4) The Borrower shall furnish to the Administrative Agent, upon request, the original or a certified copy of a receipt evidencing payment of all Withholding Taxes or Document Taxes made by the Borrower within 30 days after the due date thereof.

13.09	Survival of Indemnities

The provisions of Sections 13.06, 13.07 and 13.08 shall survive the termination of this Agreement. The Borrower acknowledges that neither its obligation to indemnify nor any actual indemnification by it of any Finance Party or any other Indemnified Person under this Agreement in respect of their Losses for legal fees and expenses shall in any way affect the confidentiality or privilege relating to any information communicated by the Indemnified Person to their counsel.

13.10	Successors and Assigns

(1) Generally

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Finance Parties and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of subsection (2) of this Section, (ii) by way of participation in accordance with the provisions of subsection (4) of this Section, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of subsection (6) of this Section (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in subsection (4) of this Section and, to the extent expressly contemplated hereby, the Affiliates of the Finance Parties) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(2) Assignments by Lenders

Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Advances at the time owing to it), provided that:

(a)	except if an Event of Default has occurred and is continuing or in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Advances at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund with respect to a Lender, the aggregate amount of the Commitment being assigned (which for this purpose includes Advances outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Advances of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than $5,000,000, unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrower otherwise consents to a lower amount (each such consent not to be unreasonably withheld or delayed);

(b)	each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Advance or the Commitment assigned;

(c)	any assignment of a Commitment must be approved by the Issuing Lender (such approval not to be unreasonably withheld or delayed) unless the Person that is the proposed assignee is itself already a Lender;

(d)	any assignment must be approved by the Administrative Agent (such approval not to be unreasonably withheld or delayed) unless:

(i)	the proposed assignee is itself already a Lender, or

(ii)	the proposed assignee is a bank whose senior, unsecured, non-credit enhanced, long term debt is rated at least A3, A- or A low by at least two of Moody’s Investor Services Inc., Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. and Dominion Bond Rating Service Limited, respectively;

(e)	any assignment must be approved by the Borrower (such approval not to be unreasonably withheld or delayed) unless the proposed assignee is itself already a Lender or an Event of Default has occurred and is continuing; and

(f)	the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee in the amount of $5,000 and the Eligible Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to subsection (3) of this Section, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement and the other Documents, including the Security Documents, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 13.06, 13.07 and 13.08 and shall continue to be liable for any breach of this Agreement by such Lender, with respect to facts and circumstances occurring prior to the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with subsection (4) of this Section. Any payment by an assignee to an assigning Lender in connection with an assignment or transfer shall not be or be deemed to be a repayment by the Borrower or a new Advance to the Borrower.

(3) Register

The Administrative Agent shall maintain at one of its offices in Toronto, Ontario a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Advances owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, absent manifest error, and the Borrower and the Finance Parties may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(4) Participations

Subject to the following sentence, any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (each, a “Participant”) in any rights or obligations of the Lender under this Agreement (including any of its Commitment or any Advances owing to it), provided that (i) the Lender’s obligations under this Agreement shall remain unchanged, (ii) the Lender shall remain solely responsible to the other parties hereto for the performance of such obligations; and (iii) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with the Lender in connection with the Lender’s rights and obligations under this Agreement. The sale of a participation at a time when no Event of Default has occurred and is continuing shall require the consent of, and notice to, the Borrower and the Administrative Agent, unless the Participant is a bank or other financial institution. Any payment by a Participant to a Lender in connection with a sale of a participation shall not be or be deemed to be a repayment by the Borrower or a new Advance to the Borrower.

Subject to subsection (5) of this Section, the Borrower agree that each Participant shall be entitled to the benefits of Sections 13.06, 13.07 and 13.08 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to subsection (2) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 13.11 as though it were a Lender, provided such Participant agrees to be subject to Section 12.04(6) as though it were a Lender.

(5) Limitations upon Participant Rights

A Participant shall not be entitled to receive any greater payment under Sections 13.06(2) or 13.08 than the relevant Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’ prior written consent.

(6) Certain Pledges

Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of the Lender, but no such pledge or assignment shall release the Lender from any of its obligations hereunder or substitute any such pledgee or assignee for the Lender as a party hereto. The Borrower shall, and shall cause each of the other Obligors to, execute and deliver all such further agreements, instruments and documents, and do all such further acts and things, as any assigning Lender may reasonably require to give effect to an Assignment.

13.11	Right of Set-off

Upon the occurrence and during the continuance of any Event of Default, each Lender is authorized at any time and from time to time, to the fullest extent permitted by Applicable Laws, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by it to or for the credit or the account of the Borrower against any and all of the obligations of the Borrower under any of the Documents. Each Lender shall promptly notify the Borrower of any set-off and application made by the Lender, provided that the failure to give such notice shall not affect the validity of the set-off and application. The rights of each Lender under this Section are in addition to the other rights and remedies (including all other rights of set-off) which the Lender may have.

13.12	Judgment Currency

(1) In the event that for purposes of obtaining judgment in a court, it is necessary to convert any amount due to the Administrative Agent or any Lender in any currency (the “Original Currency”) into another currency (the “Other Currency”), the parties agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, the Administrative Agent could purchase the Original Currency with the Other Currency on the Business Day preceding the day on which final judgment is given or, if permitted by Applicable Laws, on the day on which the judgment is paid or satisfied.

(2) The obligations of an Obligor to pay any amount due in the Original Currency to the Administrative Agent or any Lender (the “Payee”) under any Documents shall, notwithstanding any judgment in any Other Currency, be discharged only to the extent that on the Business Day following receipt by the Payee of any sum adjudged to be so due in the Other Currency, the Payee may, in accordance with normal banking procedures, purchase the Original Currency with the Other Currency. If the amount of the Original Currency so purchased is less than the amount originally due to the Payee in the Original Currency, the Obligor agrees, as a separate obligation and notwithstanding the judgment, to indemnify the Payee, against any loss, and, if the amount of the Original Currency so purchased exceeds the amount originally due to the Payee in the Original Currency, the Payee shall remit such excess to the Obligor.

13.13	Interest on Overdue Amounts Generally

Except as may be otherwise expressly provided in this Agreement, all amounts owed by the Borrower or any other Obligor to the Administrative Agent or any Lender, which are not paid when due (whether at stated maturity, on demand, by acceleration or otherwise) shall bear interest (after default and judgment), from the date on which such amount is due until such amount is paid in full, payable on demand, at a rate per annum equal at all times to (i) in the case of an amount payable in US Dollars, the interest rate applicable to a US Base Rate Loan plus 2% per annum, and (ii) in the case of an amount payable in Canadian Dollars, the rate of interest applicable to a Canadian Prime Rate Loan plus 2% per annum.

13.14	Survival

Notwithstanding anything else contained herein, the provisions of Article 12 and Sections 13.06, 13.07 and 13.08 (and all other provisions of this Agreement which are necessary to give effect to each of the provisions of such Articles) shall survive the termination of the Commitments until the repayment in full of all Obligations (including all Obligations under any Continuing Secured Hedging Agreements); provided that after the repayment in full of all Obligations other than those Obligations under the Continuing Secured Hedging Agreements, the provisions of such Articles (other than those that survive pursuant to Sections 5.09 and 13.09 (which shall survive in accordance with such sections)) shall continue for the benefit of those Lenders that are counterparty to a Continuing Secured Hedging Agreement.

13.15	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Notwithstanding the previous sentence, the appointment of the Attorney contemplated by Section 12.04 hereto shall be governed by the laws of the Province of Quebec.

13.16	Most Favored Lender Provision

(1) If the governing documentation for any Refinancing Debt Issue, including any amendments thereto (and the Borrower agrees to provide the Administrative Agent with a copy of any such amendment within five Business Days of the effectiveness thereof) contains, at any time, any (i) financial covenant or maintenance test (including any other comparable measure of financial performance or condition, however expressed), (ii) negative or restrictive covenant or (iii) event of default, and such covenant or event of default is not contained in this agreement in substantially equivalent form or is more restrictive on any Obligor or would be more beneficial to the Lenders than the analogous covenant or event of default set forth in this Agreement (any such covenant or event of default, an “Additional Covenant”), all as determined by the Majority Lenders, acting reasonably, then upon written notice from the Administrative Agent to the Borrower specifying any such Additional Covenant, such Additional Covenant (including any necessary corresponding definitions) shall be deemed automatically incorporated into this Agreement, mutatis mutandis, as if set forth fully herein, without any further action required on the part of any Person, effective as of the date when such Additional Covenant became effective under the relevant Refinancing Debt Issue; provided that any such notice has been provided to the Borrower within 20 Business Days of the delivery to the Administrative Agent of the governing documentation for the relevant Refinancing Debt Issue. Notwithstanding the foregoing, the provisions of this Section 13.16 shall not apply to include terms and conditions applicable in respect of any Refinancing Debt Issue relating to the rate of interest or payment of fees charged or payable thereunder or other “administrative” matters.

(2) Any Additional Covenant incorporated into this Agreement pursuant to this Section 13.16 (i) shall remain unchanged herein notwithstanding any subsequent waiver of such covenant under the Refinancing Debt Issues, (ii) provided that no Event of Default is then in existence, shall be deemed automatically amended herein to reflect any subsequent amendments agreed and implemented in relation to such Additional Covenant under the Refinancing Debt Issues and (iii) shall be deemed deleted from this Agreement at such time as such Additional Covenant is deleted or otherwise eliminated from the Refinancing Debt Issues or the Refinancing Debt Issues facility and all commitments thereunder are terminated and no amounts are outstanding thereunder.

(3) The breach of any Additional Covenant incorporated into this Agreement pursuant to this Section 13.16 shall constitute an Event of Default under and pursuant to this Agreement, and the period of grace (if any) applicable to the breach of such Additional Covenant in the Refinancing Debt Issues shall apply hereunder. Certificates delivered to the Administrative Agent in respect of Section 9.03 shall include the information (including detailed calculations) required in order to establish whether the Borrower and/or APUC, as applicable, was in compliance with each Additional Covenant that is a financial covenant and is incorporated into this Agreement pursuant to this Section 13.16.

(4) Upon the request of the Administrative Agent, acting reasonably, the Borrower and other Obligors shall enter into any additional agreement or amendment to this Agreement reasonably requested evidencing any of the foregoing.

ALGONQUIN POWER & UTILITIES CORP.

By:	/s/ Ian Robertson
Ian Robertson

ALGONQUIN POWER CO.

By:	/s/ Ian Robertson
Ian Robertson

NATIONAL BANK OF CANADA as Administrative Agent

	By:	/s/ Julie Griffin
Authorized Signing Officer
Julie Griffin, Vice-President

	By:	/s/ Arun Bery
Authorized Signing Officer
Arun Bery, Managing Director

National Bank of Canada Attention: Julie Griffin	NATIONAL BANK OF CANADA As Lender, Issuing Lender and Sanger Lender
	By:	/s/ Julie Griffin
Telephone: (416) 869-7873		Authorized Signing Officer
Telecopier: (416) 869-6545		Julie Griffin, Vice-President

	By:	/s/ Ian Gillespie
Authorized Signing Officer
Ian Gillespie, Managing Director

The Toronto-Dominion Bank Attention: David Horton	THE TORONTO-DOMINION BANK As Lender

	By:	/s/ Dina Barrese
Telephone: (416) 307-0249		Authorized Signing Officer
Telecopier: (416) 308-3733

	By:	/s/ Damian Savelli
Authorized Signing Officer
Damian Savelli
Manager Commercial Credit

Bank of Montreal Loan Products Group 1 First Canadian Place 4th Floor	BANK OF MONTREAL As Lender
Toronto, Ontario	By:	/s/ Robert H. Wright
M5X 1H3		Authorized Signing Officer

Attention: Robert H. Wright
By:
Telephone: (416) 359-6890		Authorized Signing Officer
Telecopier: (416) 359-7796

Canadian Imperial Bank of Commerce Credit Processing Services (CPS) 595 Bay St. - 5th Floor Toronto, Ontario M5G 2C2	CANADIAN IMPERIAL BANK OF COMMERCE As Lender
	By:	/s/ Peter A. Mastromarini
Authorized Signing Officer
Attention: Raj Khanna		Peter Mastromarini
Telecopier: (416) 956-3855		Managing Director

	By:	/s/ Sheryl Holmes
Authorized Signing Officer
Sheryl Holmes, MD

SCHEDULE “A”

COMMITMENTS

UNDER THE REVOLVING CREDIT

LENDER	AMOUNT OF COMMITMENT
National Bank of Canada	Cdn. $40,000,000
Bank of Montreal	Cdn $34,000,000
The Toronto-Dominion Bank	Cdn $34,000,000
Canadian Imperial Bank of Commerce	Cdn $34,000,000

AGGREGATE OF ALL COMMITMENTS	Cdn. $142,000,000

SCHEDULE “B”

BORROWING NOTICE

TO	The Administrative Agent

This Borrowing Notice is given pursuant to the Fourth Amended and Restated Credit Agreement made as of February 14, 2011 between, inter alia, Algonquin Power Co., as Borrower, the Persons from time to time parties thereto as Lenders and National Bank of Canada, as the Administrative Agent[, as amended prior to the date hereof] (the “Credit Agreement”). All terms with capitalized initial letters used but not expressly defined herein have the meanings given to them under the Credit Agreement.

The undersigned Borrower hereby requests the Borrowings described in the attached Appendix “A” and represents, warrants and certifies to the Finance Parties that:

1. The representations and warranties set forth in Section 8.01 of the Credit Agreement are true and correct as if made on and as of the date of this Borrowing Notice and will be true and correct as if made on and as of the Borrowing Date hereunder;

2. No Default or Event of Default has occurred and is continuing on the date of this Borrowing Notice or will result from any Borrowing requested under this Borrowing Notice; and

3. All of the other conditions precedent under the Credit Agreement to the Borrowings requested in this Borrowing Notice have been satisfied.

Dated INSERT DATE.

ALGONQUIN POWER CO.

By
Name	INSERT NAME
Position	INSERT POSITION

APPENDIX A

REQUESTED BORROWINGS UNDER THE REVOLVING CREDIT

COMPLETE RELEVANT PARTS AND DELETE REMAINDER

New Advances

1.	Purpose of Advances	DESCRIBE USE OF FUNDS IN REASONABLE DETAIL

2.	Requested Borrowing Date	INSERT DATE

3.	Cdn. Dollar Advances and amount and type of Advances and in the case of Bankers’ Acceptances, term (1,2,3 or 6 months)	Cdn. Prime Rate Loans	Cdn. INSERT REQUESTED AMOUNT

		Bankers’ Acceptances Term	Cdn. INSERT REQUESTED AMOUNT INSERT NUMBER OF MONTHS IN REQUESTED INITIAL TERM Months

			Total of requested Cdn. Dollar Advances	Cdn. $ INSERT AMOUNT

4.	US Dollar Advances and amount and type of Loans, and in the case of US LIBOR Loans, initial LIBOR Period (30, 60, 90 or 180 days)	LIBOR Loans Initial LIBOR Period	US $ INSERT REQUESTED AMOUNT INSERT NUMBER OF DAYS IN REQUESTED INITIAL LIBOR PERIOD days

		US Base Rate Loans	US $ INSERT REQUESTED AMOUNT

			Total of requested US Dollar Loans	US $ INSERT AMOUNT

5.	Letter of Credit	INSERT TYPE, AMOUNT, CURRENCY, NAME AND ADDRESS OF BENEFICIARY, EXPIRY DATE AND PURPOSE - ATTACH COMPLETED APPLICATION AND AGREEMENT IN THE ISSUING LENDER’S STANDARD FORM

Conversions and Continuations

1.	Requested Borrowing Date of Conversions and Continuations	INSERT DATE

2.	Amount and type of Cdn. Dollar Advances being Converted or Continued and in the case of Bankers’ Acceptances, the last day of the term	Bankers’ Acceptances being Converted and Continued INSERT LAST DAY OF CURRENT TERM is the last day of the term.

Cdn. $ INSERT AMOUNT BEING CONVERTED is being Converted into Cdn. Prime Rate Loans.

Cdn. $ INSERT AMOUNT BEING CONTINUED is being Continued for a term of INSERT NUMBER OF MONTHS IN REQUESTED INITIAL TERM months.

		Cdn. Prime Rate Loans	Cdn. $ INSERT REQUESTED AMOUNT is being Converted into Bankers’ Acceptances having a term of INSERT NUMBER OF MONTHS IN REQUESTED INITIAL TERM months.

			Total of Cdn. Dollar Conversions and Continuations	Cdn. $ INSERT AMOUNT

3.	Amount and type of US Dollar Loans being Converted or Continued, and in the case of LIBOR Loans, the last day of the LIBOR Period	LIBOR Loans being Converted and Continued INSERT LAST DAY OF LIBOR PERIOD is the last day of the LIBOR Period	US $ INSERT AMOUNT BEING CONVERTED is being Converted. US $ INSERT AMOUNT BEING CONTINUED is being Continued as LIBOR Loans for a LIBOR Period of INSERT NUMBER OF DAYS IN REQUESTED LIBOR PERIOD days.

		US Base Rate Loans	US $ INSERT AMOUNT BEING CONVERTED is being Converted into LIBOR Loans for a LIBOR Period of INSERT NUMBER OF DAYS IN REQUESTED LIBOR PERIOD days.

			Total of US Dollar Conversions and Continuations	US $ INSERT AMOUNT

		CDN. DOLLAR AMOUNT OF ALL CONVERSIONS		CDN. $ INSERT AMOUNT

4.	Cdn. Dollar Loans resulting from Conversions and Continuations and amount and type of Loans and in the case of Bankers’ Acceptances, the term	Cdn. Prime Rate Loans	Cdn. $ INSERT REQUESTED AMOUNT

		Bankers’ Acceptances INSERT NUMBER OF DAYS IN REQUESTED INITIAL TERM days	Cdn. INSERT REQUESTED AMOUNT

			Total of Requested Cdn. Dollar Loans	Cdn. $ INSERT AMOUNT

5.	US Dollar Loans resulting from Conversions and Continuations and amount and type of	LIBOR Loans INSERT NUMBER OF DAYS IN	US $ INSERT REQUESTED AMOUNT

Loans, and in the case of LIBOR Loans, LIBOR Period (30, 60, 90 or 180 days)	REQUESTED LIBOR PERIOD days

	US Base Rate Loans	US $ INSERT REQUESTED AMOUNT

		Total of Requested US Dollar Loans	US $ INSERT AMOUNT

	CDN. DOLLAR AMOUNT OF ALL REQUESTED ADVANCES		CDN. $ INSERT AMOUNT

SCHEDULE “C”

PAYMENT NOTICE

TO	The Administrative Agent

This Payment Notice is given pursuant to the Fourth Amended and Restated Credit Agreement made as of February 14, 2011 between, inter alia, Algonquin Power Co., as Borrower, the Persons from time to time parties thereto as Lenders and National Bank of Canada, as the Administrative Agent[, as amended prior to the date hereof] (the “Credit Agreement”). All terms with capitalized initial letters used but not expressly defined herein have the meanings given to them under the Credit Agreement.

The Borrower hereby (a) gives notice of, and agrees to pay DESCRIBE BY AMOUNT AND TYPE THE LOANS BEING PAID together with all accrued interest thereon and all other Obligations which may then be due and payable on INSERT BUSINESS DAY ON WHICH PAYMENT IS TO BE MADE and (b) represents and warrants to the Finance Parties that STATE THE EXTENT, IF ANY, THAT THE PAYMENT WILL BE FINANCED, DIRECTLY OR INDIRECTLY FROM ANY CAPITAL TRANSACTION.

Dated INSERT DATE.

ALGONQUIN POWER CO.

By
Name	INSERT NAME
Position	INSERT POSITION

SCHEDULE “D”

BA EQUIVALENT NOTE

AMOUNT	Cdn.$[INSERT AMOUNT]

ISSUE DATE	[INSERT DATE]

MATURITY DATE	[INSERT DATE]

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned promises to pay on [INSERT MATURITY DATE], or on such earlier date as such amount may become due pursuant to the provisions of the Credit Agreement (as defined below), to or to the order of [NAME OF LENDER] (the “Holder”) the sum of Cdn. $[INSERT AMOUNT], without interest. All terms with capitalized initial letters, used but not expressly defined herein, have the meanings given to them under the Credit Agreement.

The undersigned hereby waives presentment, protest and notice of every kind and waives any defence based upon indulgences which may be granted by the Holder to the undersigned and waives any days of grace.

This promissory note is a BA Equivalent Note, as defined in the Fourth Amended and Restated Credit Agreement made as of February 14, 2011 between, inter alia, Algonquin Power Co., as Borrower, the Persons from time to time parties thereto as Lenders and National Bank of Canada, as the Administrative Agent[, as amended prior to the date hereof] (the “Credit Agreement”) and constitutes evidence of indebtedness of the undersigned to the Holder arising from such BA Equivalent Note. Payment of this promissory note shall be made in Cdn. Dollars in immediately available funds as provided for in the Credit Agreement. This promissory note evidences debt incurred under, is secured as provided in, is subject to the terms and provisions of, and is entitled to the benefits of, the Credit Agreement.

This promissory note shall be governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

ALGONQUIN POWER CO.

By
Name	INSERT NAME
Position	INSERT POSITION

SCHEDULE “E”

COMPLIANCE CERTIFICATE

TO	The Administrative Agent

This certificate is given pursuant to the Fourth Amended and Restated Credit Agreement made as of February 14, 2011 between, inter alia, Algonquin Power Co., as Borrower, the Persons from time to time parties thereto as Lenders and National Bank of Canada, as the Administrative Agent[, as amended prior to the date hereof] (the “Credit Agreement”). All terms with capitalized initial letters used but not expressly defined herein have the meanings given to them under the Credit Agreement.

The undersigned as the duly appointed INSERT POSITION OF AUTHORIZED REPRESENTATIVE of Algonquin Power & Utilities Corporation and as the duly appointed INSERT POSITION OF AUTHORIZED REPRESENTATIVE of Algonquin Power Co., hereby certify for and on behalf of the each such Person and not in their personal capacities, as follows:

1. The undersigned have duly and properly caused to be completed the calculations in Appendix “A” for the purpose of confirming compliance with the financial covenants contained in Sections 9.03(1)(a), (b), (c) and (d) of the Credit Agreement (collectively, the “Financial Covenants”) as at end of the Fiscal Quarter ending INSERT DATE (the “Most Recently Completed Fiscal Period”).

2. The calculations have been completed in accordance with GAAP, based upon the financial statements of the undersigned for the Most Recently Completed Fiscal Period in accordance with the requirements of the Credit Agreement.

3. The undersigned are in compliance with the Financial Covenants as demonstrated in the attached Appendix “A”.

4. The following table sets out the Net Proceeds resulting from the Capital Transactions having Reinvestment Periods extending into the Most Recently Completed Fiscal Quarter, the expiration date of the Reinvestment Periods applying to the Net Proceeds and the Net Proceeds as at the end of the Most Recently Completed Fiscal Period that have been used to Prepay Outstanding Advances, invested in Approved Reinvestments and invested in Approved Cash Investments:

Capital Transactions

Description	Expiration Date of Reinvestment Period	Net Proceeds		Net Proceeds used to Prepay Outstanding Advances*	Net Proceeds invested in Approved Reinvestments		Remaining Balance of Net Proceeds invested in Approved Cash Investments
•	•	$	•		$	•	$	•

*	And Corresponding Reduction in the Maximum Credit Limit and Commitments

5. The following table sets out a description of the outstanding Hedging Agreements, and the contingent liability of the Principal Borrowers thereunder on a mark-to-market basis, as at the end of the Most Recently Completed Fiscal Period:

Hedging Agreements

Hedge Type	Principal Borrower	Contingent Liability on a Mark-to-Market Basis
•	•	$	•

6. The representations and warranties set forth in Section 8.01 of the Credit Agreement are true and correct as if made on and as of the date hereof.

7. No Default or Event of Default has occurred and is continuing on the date hereof.

8. A true and complete copy of the Organizational Chart as at the end of the Most Recently Completed Fiscal Period is attached hereto as Appendix “B” and INSERT A DESCRIPTION IN REASONABLE DETAIL OF ALL CHANGES TO THE ORGANIZATIONAL CHART MOST RECENTLY DELIVERED TO THE ADMINISTRATIVE AGENT PRIOR TO THE DATE OF THIS CERTIFICATE or IF THERE ARE NO CHANGES A STATEMENT THAT “The Organizational Chart, as the

end of the Most Recently Completed Fiscal Period, is the same as the Organizational Chart, as at the end of the Fiscal Quarter immediately preceding the Most Recently Completed Fiscal Period.

Dated INSERT DATE.

ALGONQUIN POWER & UTILITIES CORPORATION

By
Name	INSERT NAME
Position	INSERT POSITION

ALGONQUIN POWER CO.

By
Name	INSERT NAME
Position	INSERT POSITION

APPENDIX “A”

CALCULATION OF FINANCIAL COVENANTS

See Attached

APPENDIX “B”

ORGANIZATIONAL CHART OF APUC

AS THE END OF THE FISCAL QUARTER ENDING INSERT DATE

See Attached

SCHEDULE “F”

ALGONQUIN POWER CO.

ORGANIZATION CHART

As of February 14, 2011

LEGEND

g     =  ownership/leasehold interest

__    =  payment stream

NOTES

1.	Unless otherwise indicated, the ownership of all entities is 100%.

2.	Defined terms have the meaning ascribed to them in Algonquin Power Income Fund’s Annual Information Form dated March 31, 2010.

3.	“Non-Algonquin” means that the entity in question would not satisfy the definition of an “APCO Entity” in Algonquin’s credit agreement.

4.	The highlighted boxes denote facilities/assets that are owned by the relevant APCO Entity.

[1]	See attached Schedule A for explanation and ownership interest.

SCHEDULE A

SCHEDULE “A”

“Chapais Interests” means an a 12.1% interest in the $47.5 million Tranche A 10.789% Notes and the $15.3 million in the Tranche B 4.91% Notes. In addition, the Fund owns 33.9 % of the Class B non-voting preferred shares.

“Cochrane Interests” means 11,500,000 Class B Shares of Cochrane Power Corporation and the interests and obligations of the Vendor related to the Cochrane power project.

“Kirkland Lake Interests” means 12,000,000 Class B shares of Kirkland Lake Power Corp. and the interests and obligations of the Vendor related to the Kirkland Lake power project.

SCHEDULE “G”

EXISTING SECURED HEDGING AGREEMENTS

Hedge Type	Principal Borrower	Contingent Liability on a Mark-to-Market Basis
None	N/A	N/A

SCHEDULE “H”

SUPPORTING CERTIFICATE

TO	The Administrative Agent and the Lenders

This certificate is given pursuant to the Fourth Amended and Restated Credit Agreement made as of February 14, 2011 between, inter alia, Algonquin Power Co., as Borrower, the Persons from time to time parties thereto as Lenders and National Bank of Canada, as the Administrative Agent[, as amended prior to the date hereof] (the “Credit Agreement”) and the Permitted Acquisition (the “New Acquisition”) described in the attached Schedule “A”. The New Purchasers which made the New Acquisition and other New APCO Entities resulting therefrom are collectively, the “New Obligors”.

The undersigned as a duly appointed Authorized Representative of the Borrower hereby certifies for and on behalf of the Borrower and not in his personal capacity, as follows:

1. The representations and warranties set forth in Section 8.01 of the Credit Agreement are true and correct as if made on and as of the date hereof;

2. The attached Schedule “B” sets out (i) the exact legal name, including the French form thereof, if any, and the address, including postal codes, if applicable, of the chief executive office (which shall be the address for notice purposes under the Personal Property Security Act (Ontario), Article 9 of the Uniform Commercial Code or other like Applicable Laws) and the organizational identification number (if required for purposes of making any registrations or filings under the Personal Property Security Act (Ontario), Article 9 of the Uniform Commercial Code or other like Applicable Laws) of each New Obligor, (ii) the legal nature of each New Obligor’s existence and the jurisdiction governing its existence; (iii) the issued and outstanding Capital Stock of each New Obligor, the certificates, if any, issued in respect thereof, the registered owners of such Capital Stock and the direct and indirect percentage ownership of such New Obligor by APCO; (iv) a description of the Excluded Property of each New Obligor and an explanation as to why it qualifies as Excluded Property; (v) a list of the Security Documents executed by each New Obligor and all registrations, filings and notices required to be filed in all public offices in order to create or perfect the Liens purporting to be created thereby; (vi) all certificated Capital Stock held by or for the benefit of each New Obligor and whether such certificates have been delivered to the Administrative Agent; (vii) a brief description of the amount, type and obligor of each Designated Cash Flow Agreement of each New Obligor; (viii) a brief description of the Guarantees of each New Obligor, including the amount and relevant parties); and (ix) a brief description of the Permitted Indebtedness of each New Obligor, including the amount, relevant parties and security, if any;

3. Attached hereto as Schedule “C” are copies of the certificates of status other like certificates issued by the relevant Governmental Authorities, where available,

in respect of each New Obligor, showing its full legal name and the nature of its existence;

4. Each New Obligor is the absolute owner of and has good and marketable title to all of its property, free and clear of all Liens, other than Permitted Encumbrances, and each New Obligor and each Obligor shown as the registered owner of any issued Capital Stock (collectively, the “New Capital Stock”) described in the attached Schedule “B” is the sole registered and beneficial owner thereof, free and clear of all Liens, other than Permitted Encumbrances;

5. All necessary actions on the part of each New Obligor and the issuers of the New Capital Stock have been taken to authorize the transfer of the New Capital Stock by the Administrative Agent in connection with any disposition thereof pursuant to any Security Documents; and

6. No Default or Event of Default has occurred and is continuing on the date hereof.

Dated INSERT DATE.

ALGONQUIN POWER CO.

By
Name	INSERT NAME
Position	INSERT POSITION

SCHEDULE “I”

ASSIGNMENT AND ASSUMPTION AGREEMENT

Agreement made as of INSERT DATE between INSERT ASSIGNOR (the “Assignor”), INSERT ASSIGNEE (the “Assignee”), National Bank of Canada, as Administrative Agent, and Algonquin Power & Utilities Corporation, Algonquin Power Co. and Liberty Water Co. (collectively, the “Borrowers”).

Pursuant to the Fourth Amended and Restated Credit Agreement made as of February 14, 2011 between, inter alia, Algonquin Power Co., as Borrower, the Persons from time to time parties thereto as Lenders and National Bank of Canada, as the Administrative Agent[, as amended prior to the date hereof] (the “Credit Agreement”), the Lenders have established the Revolving Credit in favour of the Borrowers.

The Assignor has agreed to assign and sell to the Assignee, and the Assignee has agreed to purchase and to assume all of the obligations of the Assignor in respect of, INSERT PERCENTAGE OF COMMITMENT BEING ASSIGNED the Commitment of the Assignor under the Revolving Credit.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	Definitions

Terms with capitalized initial letters used but not expressly defined herein shall have the meanings given to them under the Credit Agreement.

2.	Assumption and Transfer of Assigned Commitment

The Assignee hereby accepts and assumes the obligations of the Assignor in respect of the Assignor’s Commitment in respect of the Revolving Credit (including, without limitation, the obligations of the Assignor to make Sanger LC Payment Advances and the obligations in respect of any risk participations of the Assignor in respect of any outstanding Letters of Credit (“Outstanding Letters of Credit”)), to the extent of an undivided Cdn. $INSERT AMOUNT portion (the “Assigned Commitment”), effective the date hereof, and the Assignor hereby transfers and assigns, without recourse or representation and warranty except as expressly provided herein, to the Assignee, effective the date hereof, an undivided share of the rights of the Assignor as Lender (but not as an Administrative Agent) under the Credit Agreement and other Documents, to the extent of the Assigned Commitment, including, without limitation, a share (the “Pro Rata Share”) of the rights of the Assignor in respect of all Advances (“Outstanding Advances”) outstanding under the Revolving Credit equal to the proportion that the amount of the Assigned Commitment bears to the aggregate of all Commitments. From and after the date hereof, the Assignee agrees, to the extent of the Assigned Commitment, to perform all obligations of the Assignor [INSERT as a Lender or Administrative Agent

or both, AS APPLICABLE] under the Credit Agreement and other Documents and to be bound by all of the provisions binding upon the Assignor [INSERT as a Lender or Administrative Agent or both, AS APPLICABLE] under the Credit Agreement and other Documents, in each case, to the same extent as if the Assignee had executed and delivered the Credit Agreement as an original party with a Commitment equal to the Assigned Commitment.

3.	Outstanding Cdn. Prime Rate and US Base Rate Loans

Concurrently with the execution and delivery of this agreement the Assignee shall pay the Assignor an amount in Cdn $ equal to the Pro Rata Share of the Assignor in the Outstanding Principal Amount of all Cdn. Prime Rate Loans and an amount in US $ equal to the Pro Rata Share of the Assignor in the Outstanding Principal Amount of all US Base Rate Loans (such amounts, collectively, the “Outstanding Prime and Base Rate Loan Amounts”).

4.	Certain Outstanding Accommodation

The Assignee shall indemnify and hold harmless the Assignor, in the proportion that the amount of the Assigned Commitment bears to $INSERT AMOUNT (being the amount of the Commitment of the Assignor in respect of the Revolving Credit prior to the assignment under this agreement) in respect of the failure of the Borrower to repay (i) any portion of any Bankers’ Acceptances (“Outstanding Bankers’ Acceptances”) maturing after the date hereof or to pay any fees or other amounts due in respect of the Outstanding Bankers’ Acceptances in accordance with the Credit Agreement; or (ii) any LIBOR Loan (“Outstanding LIBOR Loans”) with a LIBOR Period (an “Existing LIBOR Period”) ending after the date hereof or to pay any portion of any interest or amount which may accrue after the date hereof in respect of the Outstanding LIBOR Loans when due in accordance with the Credit Agreement. From time to time, as the Outstanding Bankers’ Acceptances mature and the Existing LIBOR Periods expire for the Outstanding LIBOR Loans, the Assignee shall participate in any Conversion or Continuation thereof to the full extent of the Assigned Commitment in its capacity as a Lender.

5.	Entitlement to Fees, Interest and other Amounts

Notwithstanding any provision of the Credit Agreement or this agreement:

[(a)	INSERT IF APPLICABLE the Assignee shall have no right, title or interest in or to any portion of any agency fee payable to the Administrative Agent;]

(b)

the Assignor shall pay to the Assignee on the date hereof, upon payment by the Assignee to the Assignor of the Outstanding Prime and Base Rate Loan Amount, an amount equal to a portion of the fees paid to the

Assignor in respect of the Outstanding Bankers’ Acceptances that is equal to the Pro Rata Share of such fees calculated with respect to the applicable terms of the Outstanding Bankers’ Acceptances and the portion of such terms on and after the date hereof;

(c)	the Assignee shall be entitled to that proportion of the interest accruing under the Outstanding LIBOR Loans from and after the date hereof to the end of the Existing LIBOR Period relative thereto equal to the Pro Rata Share of such of interest;

(d)	the Assignor shall pay to the Assignee on the date hereof, an amount equal to a portion of the fees paid to the Assignor in respect of the Outstanding Letters of Credit that is equal to the Pro Rata Share of such fees calculated with respect to the applicable terms of the Outstanding Letters of Credit and the portion of such terms on and after the date hereof;

(e)	[Confirm separate arrangements for Sanger LC fees with US affiliates of Assignor and Assignee]; and

(f)	for the purpose of calculating the standby fee payable by the Borrower pursuant to the Credit Agreement, a Pro Rata Share of all Outstanding Bankers’ Acceptances, Outstanding LIBOR Loans and Outstanding Letters of Credit shall be deemed to have been made available on and after the date hereof by the Assignee and not by the Assignor.

6.	Representations and Warranties of Assignor

The Assignor represents and warrants to the Assignee as follows:

(a)	the Assignor has all necessary corporate power and authority to enter into this agreement and to perform its obligations hereunder;

(b)	this agreement has been duly authorized by all necessary corporate action on the part of Assignor and constitutes a legal, valid and binding obligation of the Assignor enforceable in accordance with its terms;

(c)	all governmental or regulatory consents, authorizations and approvals, if any, required for the due execution, delivery and performance by the Assignor of this agreement have been obtained and remain in full force and effect, all conditions thereof having been duly complied with and no action by, and no notice to or filing with, any Governmental Authority is required for such execution, delivery or performance; and

(d)	the Assignor is the legal and beneficial owner of the interests assigned hereby and has created no adverse interest therein.

7.	Representations and Warranties of Assignee

The Assignee represents and warrants to the Assignor as follows:

(a)	the Assignee has all necessary corporate power and authority to enter into this agreement and to perform its obligations hereunder and under the Assigned Commitment;

(b)	this agreement has been duly authorized by all necessary corporate action on the part of the Assignee and constitutes a legal, valid and binding obligation of the Assignee enforceable in accordance with its terms; and

(c)	all governmental or regulatory consents, authorizations and approvals, if any, required for the due execution, delivery and performance by the Assignee of this agreement and the Assigned Commitment have been obtained and remain in full force and effect, all conditions thereof having been duly complied with and no action by, and no notice to or filing with, any Governmental Authority is required for such execution, delivery or performance.

8.	No Other Representations or Reliance

Except as otherwise expressly provided in this agreement, the Assignee confirms that this agreement is entered into by it without any representations or warranties by the Assignor on any matter whatsoever including, without limitation, the effectiveness of the Credit Agreement or any other Document or any of the terms, representations, warranties, covenants and conditions in any such Document or the financial condition, creditworthiness, condition, affairs, status or nature of any Obligor or the performance or observance of any Obligor of its obligations under any of the Documents. The Assignee confirms that it has received a copy of the Credit Agreement and has relied solely on its own investigations and analysis in connection with all such matters and all other matters incidental to this agreement and the transactions contemplated in the Documents and in this agreement and the Assignee confirms that it has not in any way relied upon, and will not hereafter rely upon, the Assignor or the Administrative Agent in respect of any such matters.

9.	Costs and Expenses

The Assignor and the Assignee shall be responsible for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this agreement.

10.	Amendments and Waivers

Any amendment or modification or waiver of any right under any provision of this agreement shall be in writing (in the case of an amendment or modification, signed by the parties) and any such waiver shall be effective only for the specific purpose for which given and for the specific time period, if any, contemplated in such waiver. No failure or delay by any party in exercising any right, power or privilege under this agreement shall operate as a waiver of such right, power or privilege and any waiver of any breach of the provisions of this agreement shall be without prejudice to any rights with respect to any other or further breach.

11.	Notices

All notices under this agreement shall be given and received as provided in the Credit Agreement provided that for purposes thereof the address and facsimile number of the Assignee will be as follows:

[INSERT in the case of the Assignee, Name, Address, Attention, Facsimile Number]

12.	Further Assurances

The Assignee and the Assignor shall at all times hereafter execute and deliver, upon request, all such further agreements, instruments and documents and shall do and perform all such further acts, as may reasonably be necessary to give full effect to the intent and meaning of this agreement.

13.	Survival of Representations, Warranties and Covenants

All agreements, representations, warranties, indemnities and covenants made by the Assignor or the Assignee in this agreement or in any certificate or document delivered by or on behalf of the Assignor or the Assignee pursuant to this agreement shall be considered to have been relied upon by the recipient thereof notwithstanding any investigation made at any time by or on behalf of such recipient and shall survive the execution and delivery of this agreement and continue in full force and effect without termination.

14.	Time of the Essence

Time shall be of the essence in this agreement.

15.	Governing Law

This agreement and all certificates and other documents delivered in connection with herewith shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

16.	Successors

This agreement shall be binding upon and enure to the benefit of the respective successors and permitted assigns of the parties hereto.

17.	Counterparts and Facsimile

This agreement may be executed and delivered in counterparts. Each executed counterpart shall be deemed to be an original and all counterparts taken together shall constitute one and the same agreement. Delivery of an executed signature page to this agreement by any party hereto by facsimile transmission shall be as effective as delivery of a manually executed copy of such signature page to this agreement by such party.

INSERT ASSIGNOR

By
Authorized Signing Officer

INSERT ASSIGNEE

By
Authorized Signing Officer

ALGONQUIN POWER CO.

By
Authorized Signing Officer

NATIONAL BANK OF CANADA As Administrative Agent

By
Authorized Signing Officer

SCHEDULE “J”

EXISTING LETTERS OF CREDIT

BORROWER	BENEFICIARY	AMOUNT	EXPIRY DATE
Algonquin Power Co.	Her Majesty the Queen in Right of the Province	C$1,000,000	2011-05-09
Algonquin Power Co	Her Majesty the Queen in Right of the Province (Alberta)	C$1,000,000	2011-08-01
Algonquin Power Co.	Regional Municipality of Peel (The)	C$4,355,258.70	2011-05-09
Algonquin Power Co.	Corporation of the City of Brampton (The)	C$10,000	2011-05-09
Algonquin Power Co.	Manitoba Hydro	C$15,640	2012-01-31
Algonquin Power Co.	The Corporation of the City of Brampton	C$130,000	2011-11-07
Algonquin Power Co.	Corporation of the City of Mississauga	C$10,000	2011-10-31
Algonquin Power Co.	PJM Interconnection, L.L.C.	US$600,000	2011-01-22
Algonquin Power Co.	Sun Life Assurance Company of Canada	C$1,210,732	2011-12-31
Algonquin Power Co.	The Manitoba Hydro Electric Board	C$1,754.601.23	2011-04-30
Algonquin Power Co.	National Bank of Canada	US$19,460,383.67	2011-10-31
Algonquin Power Co.	Norampac Mississauga, a division of	C$2,300,000	2011-05-25
Algonquin Power Co.	Arizona Dept. of Environmental Quality	US$36,400	2011-04-24
Algonquin Power Co.	Maine Public Utilities Commission	US$100,000	2011-12-27
Algonquin Power Co.	Ontario Power Authority	C$750,000	2011-12-31

LOAN MARKET DATA

Recommended Data Fields – At Close

The items highlighted in bold are those that Loan Pricing Corporation (LPC) deem essential. The remaining items are those that LPC has seen become more prominent over time as transparency has increased in the U.S. Loan Market.

Company Level Deal Specific	Facility Specific
Issuer Name	Currency/Amount	Currency/Amount
Location	Date	Type
SIC (Cdn)	Purpose	Purpose
Identification Number(s)	Sponsor	Tenor
Revenue	Financial Covenants	Term Out Option
Expiration Date
	Target Company	Facility Signing Date
*Measurement of Risk	Assignment Language	Pricing
S&P Sr. Debt	Law Firms	Base Rate(s)/Spread(s)/BA/LIBOR
S&P Issuer	MAC Clause	Initial Pricing Level
Moody’s Sr. Debt	Springing lien	Pricing Grid (tied to, levels)
Moody’s Issuer	Cash Dominion	Grid Effective Date
Fitch Sr. Debt	Mandatory Prepays	Fees
Fitch Issuer	Restrct’d Payments (Neg Covs)	Participation Fee (tiered also)
S&P Implied
(internal assessment)	Other Restrictions	Commitment Fee
DBRS
Other Ratings		Annual Fee
*Industry Classification		Utilization Fee
Moody’s Industry		LC Fee(s)
S&P Industry		BA Fee
Parent		Prepayment Fee

Financial Ratios		Other Fees to Market

Security
Secured/Unsecured
Collateral and Seniority of Claim
Collateral Value
Guarantors
Lenders Names/Titles
Lender Commitment ($)
Commited/Uncommited
Distribution method
Amortization Schedule
Borrowing Base/Advance Rates
New Money Amount
Country of Syndication
Facility Rating (Loss given default)
S&P Bank Loan
Moody’s Bank Loan
Fitch Bank Loan
DBRS
Other Ratings

*	These items would be considered useful to capture from an analytical perspective